Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CTPARTNERS EXECUTIVE SEARCH LLC
[to be known as CTPartners Executive Search Inc.]
(Exact name of registrant as specified in its charter)

Delaware	7361	52-2402079
(State of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1166 Avenue of the Americas
3rd Floor
New York, NY 10036
Phone: (212) 588-3500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian M. Sullivan
Chief Executive Officer
CTPartners Executive Search Inc.
1166 Avenue of the Americas
3rd Floor
New York, NY 10036
Phone: (212) 588-3500
Fax: (212) 688-5754
(Name, address, including zip code, and telephone number, including are code, of agent for service)

With a copy to:

Howard Groedel, Esq.
Ulmer & Berne LLP
1660 West 2nd Street, Suite 1100
Cleveland, OH 44113-1448
Phone: (216) 583-7000
Fax: (216) 583-7001

Approximate Date of Commencement of Proposed Sale to the Public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price	Fee
Common stock, par value $0.001 per share	$34,500,000	$2,459.85

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement on Form S-1 shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [ * ], 2010

PROSPECTUS

[ * ] Shares

CTPartners Executive Search Inc.

Common Stock

This is an initial public offering of shares of common stock of CTPartners Executive Search Inc.

CTPartners is offering [ * ] of the shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional [ * ] shares. CTPartners will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $[ * ] and $[ * ]. We intend to apply for listing of our common stock on the NYSE Amex Equities stock exchange under the symbol “CTP”.

See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to CTPartners	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than [ * ] shares of common stock, the underwriters have the option to purchase up to an additional [ * ] shares from us at the initial public offering price less the underwriting discount.

William Blair & Company	C.L. King & Associates

The date of this prospectus is [ * ], 2010.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

ii

SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus and in the documents we incorporate by reference. After you read this summary, you should read and consider carefully the more detailed information and financial statements and related notes that we include in and/or incorporate by reference into this prospectus, especially the section entitled “Risk Factors.” If you invest in our shares, you are assuming a high degree of risk.

Business Summary

CTPartners is a leading provider of retained executive search services to clients on a global basis. We help our clients build stronger leadership teams by facilitating the recruitment and hiring of “C-level” executives, other senior executives and board members. Our retained executive search services focus on successfully making placements for our clients in a timely manner. We provide these services through 15 offices in the Americas, Europe and Asia Pacific, as well as through a licensing arrangement that covers six offices in Latin America (we refer to such offices as “our associated offices in Latin America”). In 2009, we were engaged to perform 962 searches, including 667 performed directly by us and 295 performed by our associated offices in Latin America, and we generated net revenue and operating income of $73.9 and $5.7 million, respectively. Included in our 2009 net revenue is $250,650 in license fees from our associated offices in Latin America.

Our organizational structure is designed to provide high quality, industry-focused executive search services to our clients worldwide. Our executive search consultants are dedicated to specific industry verticals and are leading experts in their given sectors. We believe that industry specialization enables us to better understand our clients’ cultures, operations, business strategies and industries. Our five largest industry practice groups are financial services, professional services, life sciences, technology/media/telecom and consumer/industrial.

We have a diverse group of clients located throughout the world and in a variety of industries. From January 1, 2005 through June 30, 2010, we performed more than 4,000 searches for over 1,300 clients, including some of the leading Fortune 1000, FTSE 100, DAX and CAC 40 companies, private equity and venture capital firms and their portfolio companies. No single client accounted for more than 5% of our revenue in 2009, 2008 or 2007.

We believe that we are the only retained executive search firm to track and publish the key quality metrics that drive success in our business, and to have these metrics examined by an independent registered public accounting firm. These include (i) placement success rate; (ii) average days to placement; and (iii) stick rate (which we define as the percentage of candidates placed at a client that remain in the same, similar or elevated position). In 2009, our placement success rate was 78% and our average days to placement was 124. For candidates placed from January 1, 2008 to June 30, 2009 (the most recent period for which our results have been examined by our independent registered public accounting firm), our stick rate was 90%. We believe that this performance significantly exceeds the performance of our major competitors.

We use a proprietary search process, SearchSigma, and proprietary technology and communication tools, ClientNet®, to successfully execute our retained searches. SearchSigma was developed based on analyzing three years of detailed client surveys. In our analysis, we identified the common criteria and timetables our clients expect from a successful search. Based upon our findings, we structured SearchSigma as a workflow process with six distinct segments and milestones — at 48 hours, 7 days, 14 days, 40 days, 75 days and 100 days — designed to complete a successful placement within 100 days of our engagement. SearchSigma also enables our executive search consultants and clients to actively monitor the status of each search and make adjustments to the search process as necessary.

We believe that a high level of communication and process transparency with our clients is very important to their level of satisfaction and to the ultimate success of our searches. The cornerstone of our client communication is our proprietary system, ClientNet®. Through ClientNet®, our clients can access password-protected information over the internet to check the status of their search engagements. Another important element of our transparency and accountability is the audit that we offer to conduct at the 40-day milestone. This key process step is executed by one of our executive search consultants who is not otherwise involved in the particular search. This executive search consultant contacts the client to assess the progress of the search and to gather client feedback along with any suggested refinements to the process.

Our Industry

The executive search business is highly fragmented, consisting of several large global firms and several thousand smaller firms that are generally focused on a specific geographic region or on a specific vertical sector. We believe that there are a number of positive trends that are contributing to the growth of the executive search industry:

Increasing Competition for Talent. As the “baby boom” generation retires, there are fewer qualified candidates available for senior executive and board positions. Most organizations lack the internal skills necessary to identify, assess and recruit the best candidates in this environment and realize the need to search externally for executives to fill key functional or specialty areas. Additionally, corporate governance changes have reduced the number of boards on which any one individual can sit. Furthermore, the increased scrutiny that board members face has reduced the number of individuals willing to serve as a director of a public company.

Corporate Governance Reforms. The significant influence of large institutional shareholders, rise in shareholder activism and turbulent market conditions create pressure on companies to demonstrate independence and best practices in their leadership selection process. As a result of these trends, we believe there is an increased need to hire external executive search professionals to ensure these key objectives are met.

Globalization. As businesses increasingly compete on a global scale, their need for senior executives in various parts of the world also increases. The process of identifying and evaluating strong candidates internationally can be time-consuming and difficult due to language barriers and cultural differences, and as a result companies increasingly rely on executive search firms to help fill these critical positions.

Greater Need for Diverse Management and Directors. Many companies seek to augment their senior leadership with professionals that provide unique or differentiated skills and backgrounds. Global executive search firms are best-positioned to help companies find these senior executives.

Our Key Competitive Strengths

We believe our key competitive strengths are:

Intense Focus on the Timely and Successful Completion of Searches. Our performance-based business philosophy and incentive compensation structure is designed to focus our executive search consultants and other employees on successfully making the placements for which we are retained within our stated goal of 100 days from our engagement. We believe this is a very important criteria in satisfying our clients. Because we consider client satisfaction to be the leading driver of new engagements, we place an intense focus on the execution and measurement of our search progress through our proprietary SearchSigma process.

Highly Disciplined, Milestone-Driven Approach to Executing Searches. We rigorously and consistently apply a detailed, highly structured process, which we call SearchSigma, to each of our searches. SearchSigma is a workflow process with six distinct segments and milestones — at 48 hours, 7 days, 14 days, 40 days, 75 days and 100 days — that enables our executive search consultants and clients to actively monitor the status of each search and make adjustments to the search process as necessary. We believe that our SearchSigma process enhances our ability to successfully and expeditiously identify and place candidates for our clients within our stated goal of 100 days from our engagement.

An Industry Leader in Utilizing Key Performance Metrics to Manage Our Business. We believe that the execution of an executive search can and should be measured. Because we know placement percentage, days to placement and stick-rate percentage are critically important to clients, we actively track these factors. We believe that we are the only firm in our industry to track and publish these metrics, and to have these metrics examined by an independent registered public accounting firm. We believe our clients value having such data and this enhances our ability to win new engagements.

High Level of Transparency and Accountability with Clients. We believe that a high level of communication and process transparency with our clients is very important to our client’s level of satisfaction and to the ultimate success of our searches. The cornerstone of our client communication is our proprietary system, ClientNet®. Through ClientNet®, our clients can access password-protected information over the internet to check the status of their search engagements. Another important element of our transparency and accountability is the audit that we offer to conduct at the 40-day milestone for each search. We believe the 40-day audit process is very helpful in ensuring that a search is tracking as planned and that any necessary adjustments are made early in the process.

Global Firm with Deep Domain Expertise. Our approach has been to build out deep domain expertise in specific industry verticals. This enables us to quickly understand our clients’ businesses and talent needs and identify relevant candidates. We are positioned to serve clients throughout the world through 21 offices in 13 countries throughout Asia, Europe, North America and South America.

Organization and Incentives Structured to Drive Collaboration and Best Outcome for the Client.  We have deliberately developed and maintained a one-firm culture. Our compensation structure places a significant emphasis on being engaged and successfully executing searches. Our executive search consultants are motivated to source the team they believe is best-suited for each situation and are driven to deliver results for the client. We believe this creates a strong team culture, with all members of the team aligned around the goal of quickly making a successful placement.

Our Growth Strategy

Our goal is to strengthen our position as a leading provider of retained executive search services through the following strategies:

Continue to Increase our Penetration of Existing Clients. Many of our clients are large, global companies that are continuously seeking to add talented senior executives to their management teams. Over the past three years, approximately 70% of our retained search engagements came from clients who had previously used our services. We intend to continue to focus on delivering for our clients, thereby giving us the opportunity to further expand our relationships with them.

Continue to Deepen Expertise in Targeted Industry Practices. We intend to maintain our model of offering deep industry domain expertise to our clients by continuing to add talented executive search consultants to all of our practice areas. Because of our distinctive SearchSigma process, culture and compensation structure, we believe that we are able to attract high-performing search professionals.

Expand Global Presence. Our firm has significant geographic reach, having made placements in 38 countries in 2008 and 2009. Driven by the locations of both clients and recruiting talent, we intend to open additional offices around the world. We believe that we have a substantial opportunity to grow as we expand our global footprint, thereby enhancing our market presence and our execution capabilities. We have wholly-owned operations in eight U.S. cities, including our global headquarters in New York, New York. Our wholly-owned international operations are located in Canada, China, France, Hong Kong, Singapore, Switzerland and the United Kingdom. Additionally, we have a licensing relationship with our associated offices in Latin America, expanding our global reach into Brazil, Chile, Colombia, Mexico, Peru and Venezuela.

Make Strategic Targeted Hires and Acquisitions. Our ability to attract and retain executive search consultants is the key to our success. We intend to continue to hire new executive search consultants as demand for our services continues to grow and as we identify talent in the marketplace. While we continue to focus on organic growth in revenue and profitability, we recognize the possibility of expansion opportunities through future acquisitions.

Expand Board Placement and Advisory Practice. We expect that increased corporate governance regulation and an increased focus on board member qualifications and accountability will drive meaningful growth and demand for board advisory services. We also expect that this practice will be a driver of growth in our core business as we gain access to new clients at the board level.

Risks That We Face

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. If we cannot attract and retain qualified executive search consultants, our business, financial condition and results of operation may suffer. To the extent our clients delay or reduce hiring senior executives due to an economic downturn or economic uncertainty our results of operations will be adversely affected. If we lose the services of one or more members of our senior management team or if we fail to limit departing executive search consultants from moving business and other executive search consultants to another employer, our business could be negatively impacted. Demand for our services could decline if we fail to maintain our professional reputation and brand name.

Our Corporate Information

We were incorporated on April 4, 1980 as Christian and Timbers, Inc. In 2003, Christian and Timbers, Inc. contributed all of its assets to a newly formed Delaware limited liability company, Christian & Timbers LLC. In 2007, we changed our name to CTPartners Executive Search LLC. Prior to the closing of this offering, we will convert from a Delaware limited liability company to a “C” corporation organized under the laws of the state of Delaware.

Our principal executive offices are located at 1166 Avenue of the Americas, 3rd Floor, New York, New York 10036 and our telephone number is (212) 588-3500. Our corporate website address is www.ctnet.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus. For convenience in this prospectus, “CTPartners,” “we,” “us,” and “our” refer to CTPartners Executive Search, Inc. and its subsidiaries, taken as a whole, unless otherwise noted.

The Offering

Common stock offered by us	[ * ] shares

Common stock offered by the selling stockholders	[ * ] shares

Common stock to be outstanding after this offering	[ * ] shares

Proposed NYSE Amex Equities trading symbol	CTP

Use of proceeds	We estimate that we will receive proceeds of approximately $[ * ] million from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the shares are offered at $[ * ] per share, which is the midpoint of the estimated offering price range shown on the front cover page of this prospectus. We expect to use the net proceeds from this offering to pay approximately $[ * ] in tax costs resulting from our conversion from a limited liability company to a “C” corporation, to pay down approximately $[ * ] in indebtedness owed to former equityholders of the Company, to prepay up to $[ * ] in certain convertible promissory notes with certain executive search consultants, to hire executive search consultants and for general corporate purposes. See “Use of Proceeds” on page 19. We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy	We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to declare or pay any cash dividends on our common stock in the foreseeable future.

Risk factors	An investment in our common stock involves a high degree of risk. You should read and consider the information set forth under the heading “Risk Factors” beginning on page 9 and all other information included in this prospectus before deciding to invest in our common stock.

The number of shares of our common stock that will be outstanding after this offering is based upon the number of shares of common stock outstanding as of the date of this prospectus, and does not include [ * ] shares of common stock that are reserved for future grants, awards or sale under our 2010 equity incentive plan.

Unless otherwise indicated, the information in this prospectus reflects and assumes no exercise by the underwriters of their option to purchase additional shares of common stock from us and certain selling stockholders to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables sets forth our summary consolidated statement of income for each of the fiscal years ended December 31, 2007, 2008 and 2009, and for the six months ended June 30, 2009 and 2010, and our summary consolidated balance sheet data as of June 30, 2010. The summary consolidated statement of income data for fiscal years 2007, 2008 and 2009 are derived from our audited, consolidated, financial statements included elsewhere in this prospectus. The summary consolidated statement of income data for the six months ended June 30, 2009 and 2010, and our summary consolidated balance sheet data as of June 30, 2010, have been derived from our unaudited financial statements included elsewhere in this prospectus, and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data. Our historical results do not necessarily indicate results that may be expected for any future period. You should read these tables along with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Summary Consolidated Statement of Income Data:

				Six Months
	Year Ended December 31,			Ended June 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Revenue:
Net revenue	$116,628,010	$105,715,730	$73,860,740	$30,889,940	$55,579,718
Reimbursable expenses	4,304,209	4,994,766	2,727,182	1,319,896	1,836,331

Total revenue	$120,932,219	$110,710,496	$76,587,922	$32,209,836	$57,416,049
Operating Expenses:
Compensation and benefits	$87,650,465	$82,640,507	$48,571,747	$21,666,758	$39,278,177
General and administrative	26,182,635	23,027,095	19,412,165	8,740,678	10,620,897
Reimbursable expenses	4,777,021	5,117,286	2,942,669	1,331,214	1,932,445

Total operating expenses	$118,610,121	$110,784,888	$70,926,581	$31,738,650	$51,831,519

Operating income (loss)	$2,322,098	$(74,392)	$5,661,341	$471,186	$5,584,530
Net interest expense	687,521	596,385	409,034	188,151	140,609

Income (loss) before income taxes	$1,634,577	$(670,777)	$5,252,307	$283,035	$5,443,921
Income tax expense	(308,485)	(537,389)	(463,698)	(264,633)	(220,816)

Net income (loss)	$1,326,092	$(1,208,166)	$4,788,609	$18,402	$5,223,105

Summary Consolidated Balance Sheet Data:

The pro forma balance sheet data as of June 30, 2010 gives effect to (i) the consummation of the corporate conversion, pursuant to which each of our outstanding member units will convert into shares of common stock at a ratio of [ * ], (ii) the sale by us of [ * ] shares of our common stock at an assumed initial public offering price of $[ * ] per share, the midpoint range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the use of the estimated net proceeds therefrom, as described in “Use of Proceeds.”

	As of June 30, 2010
	Actual	Pro Forma
	(Unaudited)

Cash	$10,206,747
Total assets	39,845,957
Long-term liabilities	7,920,158
Total liabilities	36,880,686
Redeemable member units	49,341,429
Members’/shareholders’ equity (deficit)	(46,376,158)

Other Data:

				Six Months
	Year Ended December 31,			Ended June 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Adjusted EBITDA	$4,420,200	$2,187,868	$7,732,265	$1,522,643	$6,596,248
Capital expenditures	$2,822,500	$679,749	$129,692	$66,668	$191,826
Number of new search assignments	981	889	667	284	537
Number of executive search consultants (as of period end)	77	81	77	75	79
Average revenue per executive search	$117,600	$110,100	$103,500	$101,800	$103,600

Non-GAAP Financial Measure:

Management defines Adjusted EBITDA as net income (loss) plus income tax expense, net interest expense, depreciation and amortization expense and non-cash equity-based compensation expenses. Adjusted EBITDA should not be considered as an alternative to generally accepted accounting principles (“GAAP”) net income or net cash provided by operating activities. Adjusted EBITDA has important limitations as an analytical tool because it excludes some, but not all, items that affect net income and net cash provided by operating activities. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Since Adjusted EBITDA may be defined differently by other companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. We believe, however, that the presentation of Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations.

Management uses Adjusted EBITDA to assess:

•	our operating performance as compared to other publicly traded entities in our industry, without regard to capital structure, historical cost basis or financing methods;

•	our operating performance in different periods, because it assists us in comparing our performance on a consistent basis; and

•	our ability to incur and service debt and fund capital expenditures.

The following table presents a reconciliation of the non-GAAP financial measure of Adjusted EBITDA to the GAAP financial measures of net income, on a pro forma basis:

				Six Months
	Year Ended December 31,			Ended June 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Net income (loss)	$1,326,092	$(1,208,166)	$4,788,609	$18,402	$5,223,105
Income tax expense	308,485	537,389	463,698	264,633	220,816
Net interest expense	687,521	596,385	409,034	188,151	140,609
Depreciation and amortization	964,397	1,190,947	1,243,554	685,844	577,208
Non-cash equity-based compensation expense	1,133,705	1,071,313	827,370	365,613	434,510

Adjusted EBITDA	$4,420,200	$2,187,868	$7,732,265	$1,522,643	$6,596,248

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider and evaluate the risks and uncertainties described below before making an investment decision. The occurrence of any of the following risks and uncertainties could harm our business, financial condition, results of operations or growth prospects. Moreover, the risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us also may impair our operations. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We depend on attracting and retaining qualified executive search consultants.

Our success depends upon our ability to attract and retain executive search consultants who possess the skills and experience necessary to fulfill our clients’ needs. In addition, our ability to grow the Company is dependent on increasing our overall number of qualified executive search consultants. Our ability to hire and retain qualified executive search consultants could be impaired by any diminution of our reputation, decrease in compensation levels relative to our competitors, modifications of our compensation philosophy or competitor hiring programs. If we cannot attract, hire and retain qualified executive search consultants, our business, financial condition and results of operations would be adversely affected.

A significant or prolonged economic downturn would have a material adverse effect on our results of operations.

Our results of operations are affected by the level of business activity of our clients, which in turn is affected by general economic conditions and the level of economic activity in the industries and markets that they serve. On an aggregate basis, our clients may be less likely to hire as many senior executives during economic downturns and periods of economic uncertainty. To the extent our clients delay or reduce hiring senior executives due to an economic downturn or economic uncertainty, our results of operations will be adversely affected, as evidenced by our results of operations for 2008 and 2009. During the recent economic downturn our revenues significantly decreased from $116.6 million in 2007 to $73.9 million in 2009. A continued economic downturn or period of economic uncertainty and a decline in the level of business activity of our clients would have a material adverse effect on our business, financial condition and results of operations.

Global economic developments and conditions in the geographic regions and industries from which we derive a significant portion of our revenue could negatively affect our business, financial condition and results of operations.

Demand for our services is affected by global economic conditions and the general level of economic activity in the geographic regions and industries in which we operate. The concentration of our business in certain geographic regions and/or industries exacerbates this risk. For example, over 40% of our revenue in 2009 was derived from providing our services to the financial services industry. When conditions in the global economy, including the credit markets, deteriorate, or economic activity slows, companies may hire fewer permanent employees and some companies, as a cost-saving measure, may choose to rely on their own human resources departments rather than third-party search firms to find talent. Certain of the geographic regions and industries in which we operate have recently deteriorated significantly and may remain depressed for the foreseeable future. As evidenced by our net revenue results for 2008 and 2009, our business was directly and negatively affected by the global economic downturn. If the national or global economy or credit market conditions in general deteriorate, or the demand for our services in a significant industry decreases, our cash flows, business, financial condition and results of operations would be adversely affected.

We depend substantially on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business would be adversely affected.

Our continued growth and success depend in large part on the managerial and leadership skills of our senior management team, particularly Brian Sullivan, our chief executive officer, and David Nocifora, our chief operating and chief financial officer. We rely on our senior management team to market our business, manage our globally dispersed business operations and hire and retain qualified executive search consultants. The success of our growth efforts depends on significant management attention to integration and coordination. The loss of the services of either member of our senior management team would have a material adverse effect on our business, financial condition and results of operations. We have no reason to believe that we will lose the services of either of these individuals in the foreseeable future; however, we currently have no effective replacement for either of these individuals due to their experience, reputation in the industry and significant role in our operations.

We may not be able to prevent our executive search consultants from taking our clients or our executive search consultants with them to a competitor.

Our success depends upon our ability to develop and maintain strong, long-term relationships with our clients. Although we work on building these relationships between our firm and our clients, in many cases, one or two executive search consultants have primary responsibility for a client relationship. Additionally, a limited number of executive search consultants have primary responsibility for a disproportionate share of our business. In 2009, for example, our top three executive search consultants had primary responsibility for generating business equal to approximately 12% of our revenues, and our top 10 executive search consultants had primary responsibility for generating business equal to approximately 28% of our revenues.

Since we do not enter into non-competition agreements with our executive search consultants, our executive search consultants are not contractually prohibited from leaving or joining one of our competitors and some of our clients could choose to use the services of that competitor instead of us. We may also lose clients if the departing executive search consultant has widespread name recognition or a reputation as a specialist in executing searches in a specific industry or management function. Although our employment contracts prohibit former executive search consultants from soliciting any of our employees for a period of one-year, we may lose additional executive search consultants if they choose to join the departing executive search consultant at another executive search firm. If we fail to limit departing executive search consultants from moving business or recruiting our executive search consultants to a competitor, our business, financial condition and results of operations could be adversely affected.

Our success depends on our ability to maintain our professional reputation and brand name.

We depend on our overall professional reputation and brand name recognition to secure new engagements and hire qualified executive search consultants. In 2007 we changed our brand from Christian & Timbers to CTPartners. While we believe we have established our brand in the market, a number of our competitors have more established and better name recognition than us. Our success also depends on the individual reputations of our executive search consultants. We obtain many of our new engagements from existing clients or from referrals by those clients. A client who is dissatisfied with our work can adversely affect our ability to secure new engagements. If our reputation is negatively affected, including poor performance or our brand awareness does not continue to increase, we may experience difficulties in competing successfully for both new engagements and qualified executive search consultants. Failure to maintain our professional reputation and brand name could have a material adverse effect on our business, financial condition and results of operations.

Because our clients may restrict us from recruiting their employees we may be unable to fill existing executive search assignments.

Clients frequently require us to refrain from recruiting certain of their employees when conducting executive searches on behalf of other clients. These restrictions generally remain in effect for no more than one year following the commencement of an engagement. However, the specific duration and scope of the off-limits arrangements depend on the length of the client relationship, the frequency with which the client engages us to perform searches and the potential for future business with the client. If a prospective client believes that we are overly restricted by these off-limits arrangements from recruiting the employees of our existing clients, these prospective clients may not engage us to perform their executive searches, and as a result, our business, financial condition and results of operations could be adversely affected.

We face aggressive competition.

The global executive search industry is extremely competitive and highly fragmented. We compete with other large global executive search firms and smaller specialty firms. Some of our competitors possess greater financial and other resources, greater name recognition and longer operating histories than we do in particular markets or practice areas. Additionally, specialty firms can focus on regional or functional markets or on particular industries. To the extent our competitors are better capitalized and have access to greater financial and other resources, these competitors may be better positioned to attract executive search consultants, expand their business and weather any economic downturns. There are limited barriers to entry into the search industry and new search firms continue to enter the market. Many executive search firms that have a smaller client base may be subject to fewer off-limits arrangements. In addition, our clients or prospective clients may decide to perform executive searches using in-house personnel. Finally, competitors sometimes reduce their fees in order to attract clients and increase market share. Because we typically do not discount our fees, we may experience some loss of net revenue. We may not be able to continue to compete effectively with existing or potential competitors. Our inability to meet these competitive challenges would have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on information management systems.

Our success depends upon our ability to store, retrieve, process and manage substantial amounts of information. To achieve our goals, we must continue to improve, upgrade and invest in our information management systems. We may be unable to license, design and implement, in a cost-effective and timely manner, improved information systems that allow us to compete effectively. In addition, business process reengineering efforts may result in a change in software platforms and programs. In addition to the cost of licensing, designing and implementing new information systems, such efforts may present transitional problems. Finally, although our data center is maintained at a third-party location, if we experience any interruptions or loss in our information processing capabilities or loss of key client data, our business, financial condition and results of operations could be adversely affected.

We face the risk of liability in the services we perform.

We are exposed to potential claims with respect to the executive search process. A client could assert a claim for violations of off-limits arrangements, breaches of confidentiality agreements or professional malpractice. In addition, candidates and client employees could assert claims against us. Possible claims include failure to maintain the confidentiality of the candidate’s employment search or for discrimination or other violations of employment laws or professional malpractice. In various countries, we are subject to data protection laws impacting the processing of candidate information. We maintain professional liability insurance in amounts and coverage that we believe are adequate, however, we cannot guarantee that our insurance will cover all claims or that coverage will always be available or sufficient. Significant uninsured liabilities could have a material adverse effect on our business, financial condition and results of operations.

Our inability to successfully integrate executive search consultants may have an adverse effect on our business.

Much of our revenue growth since 2004 is due to adding additional executive search consultants in different geographic locations. We expect to continue to grow by, among other things, selectively adding executive search consultants. We may not, however, be able to identify appropriate executive search consultants, consummate such additions on satisfactory terms or integrate the acquired practices effectively and profitably into our existing operations. Our future success will depend in part on our ability to complete the integration of executive search consultants successfully into our operations. Failure to successfully integrate recently hired executive search consultants and complementary practices may adversely affect our profitability by creating operating inefficiencies that could increase operating expenses as a percentage of net revenues and reduce operating income. Further, the clients of recently hired executive search consultants may choose not to move their business to us.

We may not be able to manage effectively our expanding operations, which may impede our growth and/or negatively impact our performance.

Since 2004, we have experienced a period of rapid growth. This places a significant strain on our managerial and operational resources. Our number of employees grew from 88 as of December 31, 2004 to 299 as of June 30, 2010, mainly as a result of adding executive search consultants and staff supporting such executive search consultants. To accommodate our future expected growth, we may need to implement new or upgraded operating and financial systems, procedures and controls throughout many different locations. These efforts may not be successful. Additionally, opening new office locations may strain our financial and management resources. Our failure to expand and integrate these systems, procedures and office locations efficiently could cause our expenses to increase disproportionately and our revenues to decline or grow more slowly than expected, which could have a material adverse effect on our business, financial condition and results of operations.

Our multinational operations may be adversely affected by economic, social, political and legal risks.

We generate substantial revenue outside the United States. We offer our services through seven locations outside the U.S. (excluding our associated offices in Latin America). We are exposed to the risk of changes in economic, social, political and legal conditions inherent in international operations, which could have a significant impact on our business, financial condition and results of operations. In particular, we conduct business in countries where the legal systems, local laws and trade practices are unsettled and evolving. Commercial laws in these countries are sometimes vague, arbitrary and inconsistently applied. Under these circumstances, it is difficult for us to determine at all times the exact requirements of such local laws. If we fail to comply with local laws, our business, financial condition and results of operations could suffer. In addition, the global nature of our operations poses challenges to our management as well as our financial and accounting systems. Failure to meet these challenges could have a material adverse effect on our business, financial condition and results of operations.

A significant currency fluctuation between the U.S. dollar and other currencies could adversely impact our operating income.

With operations in the Americas, Europe and Asia Pacific, we conduct business using various currencies. In 2009, 37% of our fee revenue was generated outside of North America. As we typically transact business in the local currency, our profitability may be impacted by the translation of foreign currency financial statements into U.S. dollars. Significant long-term fluctuations in relative currency values, in particular an increase in the value of the U.S. dollar against foreign currencies, could have a material adverse effect on our profitability and our business, financial condition and results of operations.

We may not be able to align our cost structure with net revenue.

We must ensure that our costs and workforce continue to be in proportion to demand for our services. In particular, local laws in some of the countries we operate in make it more difficult and time consuming to appropriately adjust staffing levels. Failure to timely align our cost structure and headcount with net revenue could have a material adverse effect on our business, financial condition and results of operations.

Our ability to access additional credit could be limited.

In the current economic environment, banks may strictly enforce the terms of our credit agreement. Although we are currently in compliance with the financial covenants of our revolving credit facility, a further deterioration of economic conditions may negatively impact our business resulting in our failure to comply with these covenants in the future, which could limit our ability to borrow funds under our revolving credit facility. We may not be able to secure alternative financing or may only be able to do so at significantly higher costs, and this could harm our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

There is no established trading market for our common stock, and the market price of our common stock may be highly volatile or may decline regardless of our operating performance.

There has been no public market for our common stock prior to this offering. If you purchase shares of our common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price for our shares will be determined through negotiations among the underwriters, the selling stockholders and us. This initial public offering price may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell your shares above the initial public offering price, and you may suffer a loss on your investment. In addition, an active trading market for our common stock following this offering may not develop or, if developed, may not be sustained. An inactive market may also impair our ability to raise capital to continue to fund operations by selling common stock and may impair our ability to acquire other companies or assets by using our common stock as consideration.

Broad market and industry factors also may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause wide fluctuations in our stock price may include, among other things:

•	general economic conditions;

•	actual or anticipated variations in our financial condition and operating results;

•	overall conditions or trends in our industry;

•	addition or loss of significant clients;

•	changes in the market valuations of companies perceived by investors to be comparable to us;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of lawsuits filed against us;

•	additions or departures of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities or industry analysts that elect to follow our common stock; and

•	sales of our common stock by us or our stockholders, including sales by our directors and officers.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. These fluctuations may be even more pronounced in the trading market for our common stock immediately following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. We may be the target of this type of litigation in the future. Securities litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, whether or not we are successful in such litigation.

Requirements associated with being a public company will increase our costs, as well as divert company resources and management’s attention, and affect our ability to attract and retain qualified board members and executive officers.

Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934 or the other rules and regulations of the SEC or any securities exchange relating to public companies. We will comply with Section 404(a) (management’s report on financial reporting) under the Sarbanes-Oxley Act for the year ending December 31, 2010. To comply with this statute, we will be required to document and test our internal control procedures. During such process, we may discover areas of our internal controls that need further attention and improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and our failure to maintain that adequacy, or any inability to produce accurate financial statements on a timely basis as a result, could increase our operating costs, harm our ability to run our business and cause us to fail to meet our reporting obligations. Our failure to have adequate internal controls could undermine investor confidence, which could adversely affect our stock price. Furthermore, failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, the NYSE Amex Equities stock exchange or other regulatory bodies.

We are working with our legal, independent accounting and financial advisors to identify those areas in which changes or enhancements should be made to our financial and management control systems to manage our growth and obligations as a public company. Some such areas include corporate governance, corporate control, internal audit, disclosure controls and procedures, and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that will be required in order to prepare adequately for becoming a public company could be material.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees and our executive team.

Our principal stockholders may exert substantial influence over us and may exercise their control in a manner adverse to your interests.

Upon completion of this offering and assuming no exercise of an option to purchase additional shares by the underwriters, our senior management and executive search consultants will own an aggregate of [ x ] shares, or [% ] of our outstanding common stock. More specifically, seven members of our senior management and executive search consultants will own, collectively, [ * ] shares, or [ * ]%, of our outstanding common stock. Because a limited number of persons may exert substantial influence over us, transactions could be difficult or impossible to complete without the support of those persons. It is possible that these persons will exercise control over us in a manner adverse to your interests. For more information regarding ownership of our outstanding stock, see the section of this prospectus entitled “Principal and Selling Stockholders.”

Future sales of our common stock may cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. As of [ * ] there were [ * ] shares outstanding, upon completion of this offering, we will have [ * ] shares of common stock outstanding. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable in the public market, except for any shares held by our affiliates as defined in Rule 144 of the Securities Act.

We, each of our directors and executive officers and substantially all of our existing equityholders, including the selling stockholders, have agreed, for a period of 180 days after the date of this prospectus, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of common stock or any securities convertible into or exchangeable for any shares of common stock, without prior written consent of William Blair & Company, L.L.C., other than shares of common stock issued in this offering, under our 2010 equity incentive plan or upon exercise of stock options granted pursuant to our 2010 equity incentive plan.

Additionally, our directors, executive officers and substantially all of our existing equityholders, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to sell any shares of our common stock or securities convertible into, or exercisable, or exchangeable for, shares of our common stock, without the prior written consent of William Blair & Company, L.L.C., except as follows:

•	commencing on the first anniversary of the date of this prospectus, each such person may sell up to one-third of the shares of common stock held by such person as of the date of this prospectus;

•	commencing on the second anniversary of the date of this prospectus, each such person may sell up to two-thirds of the shares of common stock held by such person as of the date of this prospectus; and

•	commencing on the third anniversary of the date of this prospectus, each such person may sell one hundred percent of the shares of common stock held by such person as of the date of this prospectus.

After the expiration of the lock-up agreements, up to [ * ] restricted securities may be sold into the public market in the future without registration under the Securities Act to the extent permitted under Rule 144. Of these restricted securities, [ * ] shares will be available for sale approximately on the first anniversary of the date of this prospectus, [ * ] shares will be available for sale approximately on the second anniversary of the date of this prospectus and [ * ] shares will be available for sale approximately on the third anniversary of the date of this prospectus, in each case subject to volume or other limits under Rule 144.

Furthermore, [ * ] shares are available for grant under our 2010 equity incentive plan following the closing of this offering, and, if issued or granted, will become eligible for sale in the public market once permitted by provisions of various vesting agreements, lock-up agreements and Rule 144, as applicable. We intend to file a registration statement on Form S-8 under the Securities Act to register approximately [ * ] million shares of our common stock for issuance under our 2010 equity incentive plan. For additional information, see the section of this prospectus entitled “Shares Eligible for Future Sale.” If these additional shares of common stock are, or if it is perceived that they will be, sold in the public market, the trading price of our common stock could decline.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock, or if our operating results do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these reports or analysts. If any of the analysts who cover our company downgrades our stock, or if our operating results do not meet the analysts’ expectations, our stock price could decline. Moreover, if any of these analysts ceases coverage of our company or fails to publish regular reports on our business, we could lose visibility in the financial markets, which in turn could cause our stock price and trading volume to decline.

We currently do not intend to pay dividends on our common stock and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not expect to declare or pay dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used in the operation and growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our credit facility and may be further restricted by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in our company may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for our common stock.

You will experience immediate and substantial dilution in the book value of your common stock as a result of this offering.

The initial public offering price of our common stock is considerably more than the net tangible book value per share of common stock after this offering and our corporate conversion. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their equity. Investors purchasing common stock in this offering will incur immediate dilution of $[ * ] share of common stock, based on the assumed initial public offering price of $[ * ] per share, which is the midpoint of the price range listed on the front cover page of this prospectus. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus entitled “Dilution.”

Our management will have broad discretion over the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on their judgment regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering to pay the tax costs resulting from our conversion from a limited liability company to a “C” corporation, to pay down indebtedness owed to former equityholders of the Company, to prepay certain convertible promissory notes, to hire executive search consultants and for general corporate purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include:

•	a board of directors whose members can only be dismissed for cause;

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

•	the prohibition on actions by written consent of our stockholders;

•	the limitation on who may call a special meeting of stockholders;

•	the establishment of advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	the ability of our board of directors to issue preferred stock without stockholder approval, which would increase the number of outstanding shares and could thwart a takeover attempt; and

•	the requirement of at least 75% of the outstanding common stock to amend any of the foregoing provisions.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that do not directly or exclusively relate to historical facts. As a general matter, forward-looking statements reflect our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. We generally identify forward looking statements by terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable words, but the absence of these words does not necessarily mean that a statement is not forward-looking. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for the disclosure of forward-looking statements.

Any forward-looking statements contained in this prospectus are based upon our historical performance, current plans, estimates, expectations and other factors we believe are appropriate under the circumstances. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements.

The following uncertainties and factors, among others (including the factors described in the section entitled “Risk Factors” in this prospectus), could affect our future performance and cause actual results to differ materially from those expressed or implied by forward-looking statements:

•	our expectations regarding our revenues, expenses and operations and our ability to sustain profitability;

•	our ability to recruit and retain qualified executive search consultants to staff our operations appropriately;

•	our ability to expand our customer base and relationships, especially given the off-limit arrangements we are required to enter into with certain of our clients;

•	further declines in the global economy and our ability to execute successfully through business cycles;

•	our anticipated cash needs;

•	our anticipated growth strategies and sources of new revenues;

•	unanticipated trends and challenges in our business and the markets in which we operate;

•	social or political instability in markets where we operate;

•	the impact of foreign currency exchange rate fluctuations;

•	price competition;

•	the ability to forecast, on a quarterly basis, variable compensation accruals that ultimately are determined based on the achievement of annual results;

•	the mix of profit and loss by country;

•	our ability to estimate accurately for purposes of preparing our consolidated financial statements; and

•	our spending of the net proceeds from this offering.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Unless required by law, we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission after the date of this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $[ * ] million from the sale of shares of common stock in this offering at the assumed initial public offering price of $[ * ] per share, the midpoint of the range set forth on the front cover of this prospectus, after deducting underwriting commissions and discounts of $[ * ] million and estimated expenses of $[ * ]. We will not receive any proceeds from the sale of shares by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $[ * ] per share, the midpoint of the range set forth on the front cover of this prospectus, would increase (decrease) the net proceeds from this offering by $[ * ], after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering as follows:

•	approximately $[ * ] million to pay the tax costs resulting from our conversion from a limited liability company to a “C” corporation;

•	approximately $[ * ] million to pay down indebtedness owed to former equityholders of the Company;

•	up to $[ * ] million to prepay certain convertible promissory notes with [ * ] executive search consultants;

•	hiring executive search consultants; and

•	for general corporate purposes.

Pending uses of the net proceeds from this offering, we intend to invest the remaining net proceeds in short-term, interest-bearing investment grade securities.

DIVIDEND POLICY

We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Our ability to pay cash dividends on our common stock is limited by covenants in our revolving credit facility and may be further restricted by the terms of any future debt or preferred securities.

CAPITALIZATION

The following sets forth:

•	our actual capitalization as of June 30, 2010; and

•	our capitalization on a pro forma, as adjusted, basis to give effect to:

•	our corporate conversion, pursuant to which each of our outstanding member units will convert into shares of common stock at a ratio of [ * ];

•	the sale by us of [ * ] shares of our common stock at an assumed initial public offering price of $[ * ] per share, the midpoint range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the use of the estimated net proceeds therefrom, as described in “Use of Proceeds.”

You should read the following table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Certain Relationships and Related Party Transactions.”

	June 30, 2010
	Actual	Pro Forma
	(Unaudited)

Cash	$10,206,747

Debt:
Current portion of long-term debt	$1,298,675
Long-term debt, less current maturities	4,253,904

Total debt	$5,552,579

Redeemable member units	$49,341,429

Members’/Shareholders’ Equity:
Members’/shareholders’ equity (deficit)	$(46,376,158)

CORPORATE CONVERSION

Prior to the consummation of this offering, we will convert from a Delaware limited liability company to a “C” corporation organized under the laws of the State of Delaware. In order to consummate such a conversion, a certificate of conversion will be filed with the Department of State of the State of Delaware prior to the closing of this offering. In connection with this conversion, all of our outstanding member units will be automatically converted into shares of common stock at a ratio of [ * ].

DILUTION

Dilution is the amount by which the initial offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value per share of common stock after this offering and our corporate conversion. Our net tangible book value as of [          ] was $[ * ] million, or $[ * ] per share of common stock. We have calculated this amount by:

•	subtracting our total liabilities from our total tangible assets; and

•	dividing the difference by the number of shares of our common stock outstanding.

After giving effect to the corporate conversion and to the sale of [ * ] shares of our common stock by us in this offering at the assumed public offering price of $[ * ] per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, our net tangible book value as of [  *  ] would have been $[ * ] million, or $[ * ] per share of our common stock. This amount represents an immediate increase in net tangible book value of $[ * ] per share to existing stockholders and an immediate dilution of $[ * ] per share to new investors. The following table illustrates this dilution per share giving effect to the corporate conversion that will be effective prior to the closing of this offering:

Initial public offering price per share	$	[ * ]
Net tangible book value per share prior to this offering as of [ * ]	$	[ * ]
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	$	[ * ]
Net tangible book value per share after this offering	$	[ * ]
Dilution in net tangible book value per share to new investors	$	[ * ]

A $1.00 increase (decrease) in the assumed initial public offering price of $[ * ] per share, the midpoint of the price range set forth on the front cover page of this prospectus, would increase (decrease) our net tangible book value by $[ * ] million, our net tangible book value per share after this offering by $[ * ] per share, and the dilution to new investors in this offering by $[ * ] per share, assuming the number of shares of common stock offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting the estimated underwriting commissions and discounts and offering expenses payable by us.

The following table summarizes, on an adjusted basis, as of [  *  ] and after giving effect to the corporate conversion and this offering, the differences between the existing stockholders and the new investors in this offering with respect to the number of shares purchased from us, the total consideration paid, and the average price per share paid before deducting the underwriting commissions and discounts and estimated offering expenses payable by us. The calculations, with respect to shares purchased by new investors in this offering, reflect an assumed initial public offering price of $[ * ] per share, the midpoint of the price range set forth on the front cover page of this prospectus.

Average
	Shares Purchased			Total Consideration				Price
	Number	Percentage		Amount		Percentage		Per Share

Existing stockholders	[ * ]	[ * ]	%	$	[ * ]	[ * ]	%	$ [ * ]
New investors	[ * ]	[ * ]			[ * ]	[ * ]		[ * ]
Total	[ * ]	100.0%		$	[ * ]	100.0%		$ [ * ]

A $1.00 increase (decrease) in the assumed initial public offering price of $[ * ] per share, the midpoint of the price range set forth on the front cover page of this prospectus, would increase (decrease) total consideration paid by new investors in this offering and by all investors by $[ * ] million and would increase (decrease) the percentage of shares purchased and percentage of total consideration paid by new investors [ * ]% and [ * ]%, respectively, before deducting the estimated underwriting discounts and commissions and offering expenses payable by us in connection with this offering.

If the underwriters’ option to purchase additional shares is exercised in full, the percentage of our shares held by existing equity owners would decrease to approximately [ * ]% and the percentage of our shares held by new stockholders would increase to approximately [ * ]%.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical consolidated statement of operations data for the fiscal years ended December 31, 2007, 2008 and 2009, and balance sheet data as of December 31, 2007, 2008 and 2009, set forth below have been derived from our audited consolidated financial statements and notes thereto. Our audited consolidated financial statements have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm. The summary consolidated statement of operations data for the six-months ended June 30, 2009 and 2010, and our summary consolidated balance sheet data as of June 30, 2009 and 2010, have been derived from our unaudited financial statements included elsewhere in this prospectus, and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data.

The selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s audited consolidated financial statements and the notes thereto.

				Six Months Ended
	Year Ended December 31,			June 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Consolidated Statement of Operations Data:
Net revenue	$116,628,010	$105,715,730	$73,860,740	$30,889,940	$55,579,718
Total revenue	120,932,219	110,710,496	76,587,922	32,209,836	57,416,049
Operating income (loss)	2,322,098	(74,392)	5,661,341	471,186	5,584,530
Net income (loss)	$1,326,092	$(1,208,166)	$4,788,609	$18,402	$5,223,105

Balance Sheet Data:
Cash	$2,401,133	$3,666,370	$5,093,700	$4,578,125	$10,206,747
Accounts receivable, net	16,520,569	10,659,319	15,351,547	11,961,984	21,853,693
Total assets	28,794,319	23,413,497	27,876,100	24,996,811	39,845,957

Accrued compensation	14,619,537	13,279,390	13,425,668	14,901,017	24,621,712
Long-term liabilities	7,689,418	8,946,758	7,326,138	7,519,513	7,920,158
Total liabilities	33,663,527	31,435,261	29,550,531	30,863,615	36,880,686

Redeemable member units	45,727,810	44,739,130	30,937,827	32,063,362	49,341,429

Members’ equity (deficit)	$(50,597,017)	$(52,760,894)	$(32,612,258)	$(37,930,166)	$(46,376,158)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We are a leading provider of retained executive search services to clients on a global basis. We provide these services through 15 offices in the Americas, Europe and Asia Pacific, as well as through a licensing arrangement with six associated offices in Latin America. We help our clients build stronger leadership teams by facilitating the recruitment and hiring of “C-level” executives, other senior executives and board members. Our retained executive search services focus on successfully making placements for our clients in a timely manner.

We use a proprietary search process and proprietary technology and communication tools to successfully execute our retained searches. Also, we believe that we are the only retained executive search firm to track and publish key quality metrics that drive success in our business, and to have these metrics examined by an independent registered public accounting firm. These include (i) placement success rate; (ii) average days to placement; and (iii) stick rate. In 2009, our placement success rate was 78% and our average days to placement was 124. For candidates placed from January 1, 2008 to June 30, 2009 (the most recent period for which our results have been examined by our independent registered public accounting firm auditor), our stick rate was 90%. For purposes of tracking our performance metrics, we include the performance of our associated offices in Latin America.

Our organizational structure is designed to provide high quality, industry-focused executive search services to our clients worldwide. Our partners are dedicated to specific industry verticals and are leading experts in their given sectors. Our support teams of researchers and associates are organized by industry practice group in various geographic locations. We believe that industry specialization enables us to better understand our clients’ cultures, operations, business strategies and industries. Executive search consultants in our industry practice groups bring an in-depth understanding of the market conditions and strategic and management issues faced by clients within their specific industry. Our five largest industry practice groups are financial services, professional services, life sciences, technology/media/telecom and consumer/industrial.

We leverage our industry specialization with local geographic knowledge and contacts to provide clients with comprehensive executive search services. We believe that our global presence enables us to more effectively serve our clients who have operations throughout the world. We have wholly-owned operations in eight U.S. cities and in seven non-U.S. locations. Our wholly-owned non-U.S. operations are in Canada, China, France, Hong Kong, Singapore, Switzerland and the United Kingdom. In addition to our wholly-owned operations, our associated offices in Latin America are located in Brazil, Chile, Colombia, Mexico, Peru and Venezuela. In 2009, we placed candidates in 301 U.S. searches and 409 non-U.S. searches, of which 186 were executed by our associated offices in Latin America.

We have a diverse group of clients located throughout the world in a variety of industries. From January 1, 2005 through June 30, 2010, we have performed more than 4,000 searches for over 1,300 clients, including some of the leading Fortune 1000, FTSE 100, DAX and CAC 40 companies as well as private equity and venture capital firms and their portfolio companies. No single client accounted for more than 5% of our revenue in 2007, 2008 or 2009.

As of June 30, 2010, we had 79 executive search consultants and 220 other employees and our associated offices in Latin America had 17 executive search consultants and 60 other employees. We have our headquarters in New York, New York and our corporate, administrative and research functions are located in our office in Cleveland, Ohio.

In 2009, we generated net revenue and operating income of $73.9 and $5.7 million, respectively. For financial reporting purposes, we do not consolidate the operations of our associated offices in Latin America. We include the license revenue we receive from our associated offices in Latin America as a component of net revenue. Included in our 2009 net revenue is $250,650 in license fees received from our associated offices in Latin America.

Impact of Our Initial Public Offering

The completion of this offering will have near and long-term effects on our results of operations. In the near term, we will incur a one-time tax cost of approximately $[ * ] million in connection with our conversion from a limited liability company to a “C” corporation. Over the long-term, our results of operations will be affected by the recurring costs of being a public company, including changes in board and executive compensation, the costs of compliance with the Sarbanes-Oxley Act of 2002, the costs of complying with the rules and regulations of the SEC and NYSE Amex Equities stock exchange, and increased insurance, accounting, legal and investor relations costs. Additionally, as a result of our conversion to a “C” corporation, we will be taxed as a “C” corporation at the federal and state level. These costs are not reflected in our historical results.

Components of Our Statement of Operations

Revenue

Net Revenue. Our executive search services are provided on a retained basis. Net revenue is comprised of the following four components:

•	Fee Revenue. The vast majority of our revenue for retained executive search and board advisory services is received as retainer fees (which we refer to as “fee revenue”). Our retainer fee is typically equal to 33% of the first year total cash compensation for the position being filled. Generally, our retainer fee is paid in three sequential monthly installments commencing in the month of our engagement by the client.

•	Indirect Expenses Billed to Clients. For each engagement, we are paid a flat fee, generally $9,000, to cover certain costs associated with the search process. These costs include:

•	research and research tools;

•	legal, human resource and other outside services; and

•	the development and maintenance of our proprietary database and communication systems.

•	Supplemental Fees. We are paid supplemental fees in the following circumstances:

•	Uptick: in the event that the actual total cash compensation paid to a placed candidate exceeds the estimated compensation on which our retained fees were based, we typically are paid, at the time of placement, an amount equal to 33% of the difference between the actual total cash compensation paid and the estimate; and

•	Pick-Up: in the event that a client hires a candidate for a position other than the position identified in the original search assignment, we typically are paid 30% of the first year’s total cash compensation for the position filled.

•	License Revenue. For services rendered by our associated offices in Latin America, we are paid a license fee equal to a percentage of the gross fees billed to clients. The license fee is 3% for the first year of affiliation and 6% thereafter.

In addition to the components of our revenue, we also track certain performance metrics that drive revenue. In the executive search industry, revenue in any given period is driven by:

•	the number of executive search consultants;

•	the number of executive search engagements;

•	executive search consultant productivity, measured by annualized net revenue per executive search consultant; and

•	revenue per executive search.

Since we are paid license fees by our associated offices in Latin America, and we do not employ the executive search consultants in those offices, we exclude our associated offices in Latin America in tracking the revenue drivers listed above. We believe that by excluding such results we get a better picture of what is driving core revenue.

Reimbursements and Reimbursed Expenses. We are reimbursed by our clients for the direct expenses associated with our search activity on their behalf. These direct expenses include travel, other out-of-pocket expenses and third-party costs, and we report such reimbursements as a separate component of total revenue. In addition, we record such direct expenses as a separate component of operating expenses when incurred. The amount of reimbursements included in total revenue may not always correspond with the amount of these expenses included in operating expenses due to timing differences between invoicing our clients for such reimbursable expenses and payment to our vendors. We manage our business on the basis of net revenue (before reimbursements and reimbursed expenses), since we believe that this is the most accurate reflection of our services.

Operating Expenses

Compensation and Benefits Expenses. We utilize a combination of base salary, revenue and volume bonuses and equity compensation to compensate our employees. Brief descriptions of each component are as follows:

•	Base Salary. Each executive search consultant’s base salary is determined based upon his or her prior experience and history of revenue generation. Under the revenue and volume bonus plans described below, we deduct the base salary of each executive search consultant from any bonus paid.

•	Revenue Bonus. Each executive search consultant is paid a tiered bonus based upon the amount of collected revenue that is credited to such consultant. The higher the revenue credited, the higher the percentage of such revenue that is paid to the executive search consultant as a bonus and thus accrued by us as an expense. As a result of this tiered bonus system, the mix of individual consultants’ performance levels can significantly affect the total amount of compensation expense we record. All collected fee revenue is credited to executive search consultants as follows: 20% to the originator, 30% to the executive search consultant or team of executive search consultants that contributed to converting a lead into a committed engagement and 50% to the executive search consultants that execute the search. Our revenue bonus is not discretionary and is not based upon total firm profitability.

•	Volume Bonus. We pay a volume bonus to our executive search consultants based upon the total amount of collected revenue originated by an executive search consultant. Our volume bonus is not discretionary and is not based upon total firm profitability.

•	Signing Bonus. We may pay a signing bonus as part of recruiting new executive search consultants to the Company.

•	Equity Compensation. Following the completion of this offering, we may grant equity compensation to our executive officers and executive search consultants in order to:

•	align our employees’ interest with those of our stockholders;

•	facilitate ownership of our common stock by our executive officers and executive search consultants; and

•	attract and retain talent.

•	Other Employee Compensation: we pay our associates, researchers and administrative and support staff based upon a combination of base salary, performance-based bonuses and discretionary bonuses.

General and Administrative Expenses. General and administrative expenses are comprised primarily of rent, depreciation, business development, professional fees, communications and IT, networking costs and insurance. Incremental increases in revenue do not necessarily result in proportional increases in general and administrative expenses.

Income Tax Expense. Prior to this offering, we were treated as a partnership for federal income tax purposes and, as a result, we did not incur any federal income tax expenses. Prior to the closing of this offering, we will convert to a Delaware “C” corporation and our outstanding member units will be converted into shares of common stock. From and after such conversion, we will be taxed as a “C” corporation at the federal and state level.

Results of Operations

The following tables summarize, for the periods indicated, our results of operations:

				Six Month Period
	Year Ended December 31,			Ended June 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Revenue:
Net revenue	$116,628,010	$105,715,730	$73,860,740	$30,889,940	$55,579,718
Reimbursable expenses	4,304,209	4,994,766	2,727,182	1,319,896	1,836,331

Total revenue	$120,932,219	$110,710,496	$76,587,922	$32,209,836	$57,416,049

Operating Expenses:
Compensation and benefits	$87,650,465	$82,640,507	$48,571,747	$21,666,758	$39,278,177
General and administrative	26,182,635	23,027,095	19,412,165	8,740,678	10,620,897
Reimbursable expenses	4,777,021	5,117,286	2,942,669	1,331,214	1,932,445

Total operating expenses	$118,610,121	$110,784,888	$70,926,581	$31,738,650	$51,831,519
Operating income (loss)	$2,322,098	$(74,392)	$5,661,341	$471,186	$5,584,530
Net interest expense	687,521	596,385	409,034	188,151	140,609

Income (loss) before income taxes	$1,634,577	$(670,777)	$5,252,307	$283,035	$5,443,921
Income tax expense	(308,485)	(537,389)	(463,698)	(264,633)	(220,816)

Net income (loss)	$1,326,092	$(1,208,166)	$4,788,609	$18,402	$5,223,105

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Net Revenue. Net revenue increased $24.7 million, or 79.9%, to $55.6 million in the first half of 2010 from $30.9 million in the first half of 2009. The increase in net revenue was the result of an increase in the number of search assignments on which we were engaged, an increase in the number of executive search consultants employed by us, an increase in our executive search consultant productivity and an increase in the revenue per executive search, as set forth below (the below results exclude the operations of our associated offices in Latin America):

	Six Months Ended June 30,			Percentage
Performance Metrics	2009	2010	Increase	Increase

Number of new search assignments	284	537	253	89.1%
Number of executive search consultants (as of period end)	75	79	4	5.3
Productivity, as measured by average annualized net revenue per executive search consultant	$824,000	$1,407,000	$576,000	69.3
Average revenue per executive search	$101,800	$103,600	$1,800	1.8

Compensation and Benefits Expenses. Compensation and employee benefits expense increased $17.7 million, or 81.3%, to $39.3 million in the first half of 2010 from $21.6 million in the first half of 2009. The increase in compensation and benefits expense was primarily the result of a $12.0 million increase in bonus compensation for executive search consultants in the first half of 2010, which was the direct result of higher consolidated net revenue in the first half of 2010 as compared to the first half of 2009. At June 30, 2010 we had 299 total employees, an increase of 18.2% compared to 253 total employees at June 30, 2009. Because our revenue increased more than our compensation and benefits expenses, compensation and benefits expenses as a percentage of net revenue increased to 70.7% in the first half of 2010 from 70.1% in the first half of 2009. The following table summarizes compensation and benefits as a percentage of net revenue for the periods shown:

	Six Months Ended
	June 30,
	2009	2010

Compensation and benefits expenses as a percentage of net revenue	70.1%	70.7%

General and Administrative Expenses. General and administrative expenses increased $1.9 million, or 21.5%, to $10.6 million in the first half of 2010 from $8.7 million in the first half of 2009. The increase primarily reflects an increase in spending for recruiting new employees, expenses associated with hiring temporary employees and increased marketing expenses that reflect an improvement in global economic conditions. Because our revenue increased more than our general and administrative expenses, general and administrative expenses as a percentage of net revenue declined to 19.1% in the first half of 2010 from 28.3% in the first half of 2009. The following table summarizes general and administrative expenses as a percentage of net revenue for the periods shown:

	Six Months Ended
	June 30,
	2009	2010

General and administrative expenses as a percentage of net revenue	28.3%	19.1%

Operating Income. Operating income increased $5.1 million to $5.6 million in the first half of 2010 from $471,186 in the first half of 2009. As discussed above, the increase reflects the fact that our net revenues increased more than our expenses during the first half of 2010.

Net Interest Expense. Interest expense decreased $47,544, or 25.3%, to $140,609 in the first half of 2010 from $188,151 in the first half of 2009. The decrease in interest expense reflects a lower average outstanding balance under our revolving credit facility in the first half of 2010 as compared to the first half of 2009.

Income Before Taxes and Income Tax Expense. In the first half of 2010, we reported income before taxes of $5.6 million and recorded income tax expense of $220,816, as compared to income before taxes of $283,035 and income tax expense of $264,633 in the first half of 2009. In both periods we were not subject to federal income taxes because we were taxed as a partnership under federal tax law. Accordingly, no provision or liability for income taxes was recorded for federal income taxes in our consolidated financial statements since any income or loss was included in the tax returns of our members. The income tax expense recorded in the first half of 2010 and 2009 represents state and local taxes in those jurisdictions that do not recognize entities taxed as a partnership.

Prior to the closing of this offering, we will convert from a Delaware limited liability company to a Delaware “C” corporation and each of our outstanding member units will be converted into shares of common stock. From and after such conversion, we will be taxed as a “C” corporation at the federal and state level. If we had been taxed as a “C” corporation in the first half of 2010 and 2009, and assuming a 40% effective tax rate, we would have reported additional income tax expense of approximately $2.2 million in the first half of 2010 and $113,000 in the first half of 2009.

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

Net Revenue. The deterioration in global economic conditions began to affect our business in the fourth quarter of 2008 and continued through most of 2009. As a result, our net revenue decreased $31.8 million, or 30.1%, to $73.9 million in 2009 from $105.7 million in 2008. The decrease in net revenue was the result of a decrease in the number of search assignments on which we were engaged, a reduction in the number of executive search consultants employed by us, a decrease in our executive search consultant productivity and a decrease in the revenue per executive search, as set forth below (the results set forth below exclude the operations of our associated offices in Latin America):

	Year Ended December 31,			Percentage
Performance Metric	2008	2009	(Decrease)	(Decrease)

Number of new search assignments	889	667	(222)	(24.9)%
Number of executive search consultants (as of period end)	81	77	(4)	(4.9)
Productivity, as measured by average annualized net revenue per executive search consultant	$1,305,000	$959,000	$(346,000)	(26.5)
Average revenue per executive search	$110,100	$103,500	$(6,600)	(6.0)

Compensation and Benefits Expenses. Compensation and employee benefits expense decreased $34.0 million, or 41.2%, to $48.6 million in 2009 from $82.6 million in 2008. The decrease in compensation and benefits expense was principally the result of a $20.0 million decrease in bonus compensation earned by our executive search consultants in 2009. Pursuant to the terms of our revenue and volume bonus plans, executive search consultant bonus compensation is directly tied to revenue and, therefore, 2009 executive search consultant bonus compensation was significantly lower than we would expect to pay in a normal operating environment. We decreased our base salary, payroll tax and benefit expense by $9.6 million, primarily related to workforce reductions and temporary base salary reductions for staff and executive management. Performance-based bonuses for our associates, researchers and administrative personnel also decreased by $1.6 million, primarily due to the reduced number of search assignments. Additionally, Brian Sullivan, our chief executive officer, and David Nocifora, our chief operating and chief financial officer, agreed to voluntarily reduce their base salaries and bonuses in 2009, resulting in a one-time cost savings of $1.4 million. Finally, we eliminated discretionary bonuses for non-revenue producing staff and executive management and reduced over-time expense. At December 31, 2009 we had 256 total employees, down 13.8%, compared to 297 total employees at December 31, 2008. Because we were able to reduce compensation and benefit expenses more than our revenue declined, compensation and benefit expenses as a percentage of net revenue declined to 65.8% in 2009 from 78.2% in 2008. The following table summarizes compensation and employee benefit expense as a percentage of net revenue for the periods shown:

	Year Ended December 31,
	2008	2009

Compensation and benefits expenses as a percentage of net revenue	78.2%	65.8%

General and Administrative Expenses. General and administrative expenses decreased $3.6 million, or 15.7%, to $19.4 million in 2009 from $23.0 million in 2008. The decrease primarily reflects savings associated with cost containment initiatives, including a reduction in business development expenses of $650,000, cancellation of television advertising, a cost savings of $400,000 and cancellation of the production of our internally produced magazine, a cost savings of $250,000. Because we were not able to reduce our general and administrative expenses more than our revenue declined, general and administrative expenses as a percentage of net revenue increased to 26.3% in 2009 from 21.8% in 2008. The following table summarizes general and administrative expenses as a percentage of net revenue for the periods shown:

	Year Ended December 31,
	2008	2009

General and administrative expenses as a percentage of net revenue	21.8%	26.3%

Operating Income. Operating income increased $5.7 million to $5.6 million in 2009 from a loss of $(74,392) in 2008. The increase in operating income was primarily due to our ability to reduce our overall expenses more than our revenue declined.

Net Interest Expense. Interest expense decreased $187,351, or 31.4%, to $409,034 in 2009 from $596,385 in 2008. The decrease in interest expense primarily reflects a lower average outstanding balance under our revolving credit facility in 2009 as compared to 2008.

Income Before Taxes and Income Tax Expense. In 2009, we reported income before taxes of $5.3 million and recorded income tax expense of $463,698, as compared to 2008 when we reported a loss before taxes of $(670,777) and income tax expense of $537,389. In both 2009 and 2008 we were not subject to federal income taxes because we were taxed as a partnership under federal tax law. Accordingly, no provision or liability for income taxes was recorded for federal income taxes in our consolidated financial statements since any income or loss was included in the income tax returns of our members. The income tax expense recorded in 2009 and 2008 represents state and local taxes in those jurisdictions that do not recognize entities taxed as a partnership.

Prior to the closing of this offering, we will convert from a Delaware limited liability company to a Delaware “C” corporation and each of our outstanding member units will be converted into shares of common stock. From and after such conversion, we will be taxed as a corporation at the federal and state level. If we had been taxed as a “C” corporation in 2009 and 2008 and assuming a 40% effective tax rate, we would have reported additional income tax expense of approximately $2.1 million in 2009 and a tax credit against income tax expense of approximately $268,000 in 2008.

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

Net Revenue. Net revenue decreased $10.9 million, or 9.4%, to $105.7 million in 2008 from $116.6 million in 2007. The decrease in net revenue was the result of a decrease in the number of search assignments on which we were engaged, a decrease in our executive search consultant productivity and a decrease in the revenue per executive search, as set forth below (the below results exclude the operations of our associated offices in Latin America):

				Percentage
	Year Ended December 31,		Increase/	Increase
Performance Metric	2007	2008	(Decrease)	(Decrease)

Number of new search assignments	981	889	(92)	(9.4)%
Number of executive search consultants (as of period end)	77	81	4	5.2
Productivity, as measured by average annualized net revenue per executive search consultant	$1,515,000	$1,305,000	$(210,000)	(13.9)
Average revenue per executive search	$117,600	$110,100	$(7,500)	(6.4)

The decrease in our net revenue in 2008 was largely a function of a significant decline in our business in the fourth quarter of 2008, as the economy and hiring activity deteriorated rapidly. In the fourth quarter of 2008 our net revenue decreased $9.9 million, or 35.9%, as compared to the fourth quarter of 2007. Similarly, the number of search assignments on which we were engaged in the fourth quarter of 2008 declined by 65, or 29.0%, to 159 as compared to 224 in 2007.

Compensation and Benefits Expenses. Compensation and employee benefits expense decreased $5.0 million, or 5.7%, to $82.6 million in 2008 from $87.7 million in 2007. The decrease in compensation and employee benefits expense was primarily the result of a $7.1 million decrease in bonus compensation for executive search consultants in 2008, which was directly a result of lower consolidated net revenue in 2008 as compared to 2007, pursuant to our bonus plan. The decrease in bonus compensation paid to executive search consultants was partially offset by a $3.1 million increase in base salary expense as a result of hiring activity early in 2008 and severance-related expenses later in 2008. At December 31, 2008 we had 297 total employees, down 11.9% compared to 337 total employees at December 31, 2007. Because we were not able to reduce our compensation and employee benefit expense more than our revenue declined, compensation and employee benefit expense as a percentage of net revenue increased to 78.2% in 2008 from 75.2% in 2007. The following table summarizes compensation and employee benefits as a percentage of net revenue for the periods shown:

	Year Ended December 31,
	2007	2008

Compensation and benefits expenses as a percentage of net revenue	75.2%	78.2%

General and Administrative Expenses. General and administrative expenses decreased $3.2 million, or 12.2%, to $23.0 million in 2008 from $26.2 million in 2007. The decrease was primarily due to cost containment efforts related to a reduction in expenses associated with the recruitment of executive search consultants and other employees, a cost savings of approximately $1.0 million, a reduction in our expenses for professional fees and outsourcing, a cost savings of approximately $900,000, and the cancellation of our annual firm meeting, a cost savings of approximately $500,000. Because we were able to reduce our general and administrative expenses more than our revenue declined, general and administrative expenses as a percentage of net revenue decreased to 21.8% in 2008 from 22.4% in 2007. The following table summarizes general and administrative expenses as a percentage of net revenue for the periods shown:

	Year Ended December 31,
	2007	2008

General and administrative expenses as a percentage of net revenue	22.4%	21.8%

Operating Income. Operating income decreased $2.4 million, or 104.3%, to a loss of $(74,392) in 2008 from $2.3 million in 2007. The decrease in consolidated operating income was primarily due to the sharp decline in net revenue in the fourth quarter of 2008.

Net Interest Expense. Interest expense decreased $91,136, or 13.3%, to $596,385 in 2008 from $687,521 in 2007. The decrease in interest expense primarily reflects a lower average outstanding balance under our revolving credit facility in 2008 as compared to 2007.

Income Before Taxes and Income Tax Expense. In 2008, we reported a loss before taxes of $(670,777) and recorded income tax expense of $537,389, as compared to income before taxes of $1.6 million and a recorded income tax expense of $308,485 in 2007. In both 2008 and 2007 we were not subject to federal income taxes because we were taxed as a partnership under federal tax law. Accordingly, no provision or liability for income taxes was recorded for federal income taxes in our consolidated financial statements since any income or loss was included in the tax returns of our members. The income tax expense recorded in 2008 and 2007 represents state and local taxes in those jurisdictions that do not recognize entities taxed as a partnership.

Prior to the closing of this offering, we will convert from a Delaware limited liability company to a Delaware “C” corporation and each of our outstanding member units will be converted into shares of common stock. From and after such conversion, we will be taxed as a “C” corporation at the federal and state level. If we had been taxed as a “C” corporation in 2008 and 2007 and assuming a 40% effective tax rate, we would have reported a credit against income tax expenses of approximately $268,000 in 2008 and additional income tax expense of approximately $653,000 in 2007.

Selected Quarterly Financial Data

The following table sets forth our selected unaudited quarterly consolidated financial data for fiscal 2008 and 2009 and for the first and second quarters of 2010. The information for each of these periods has been derived from our unaudited consolidated financial statements, which have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments necessary to fairly state our results of operations for the periods presented. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended,
	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,
	2008	2008	2008	2008	2009	2009	2009	2009	2010	2010

Revenue:

Net revenue	$29,785,642	$29,880,404	$28,497,966	$17,551,718	$16,340,645	$14,549,295	$19,681,444	$23,289,356	$25,774,725	$29,804,993

Reimbursable expenses	1,255,797	1,278,654	1,355,317	1,104,998	703,242	616,654	646,643	760,643	831,901	1,004,430

Total revenue	$31,041,439	$31,159,058	$29,853,283	$18,656,716	$17,043,887	$15,165,949	$20,328,087	$24,049,999	$26,606,626	$30,809,423

Operating Expenses:

Compensation and expenses	$22,785,001	$22,524,579	$22,272,982	$15,057,945	$11,902,566	$9,764,192	$12,220,180	$14,684,809	$17,624,649	$21,653,528

General and administrative	5,800,927	6,364,715	5,712,061	5,149,392	4,375,563	4,365,114	4,676,619	5,994,869	5,126,317	5,494,580
Reimbursable expenses	1,331,613	1,277,239	1,363,888	1,144,546	658,598	672,616	749,974	861,481	808,924	1,123,521

Total operating expenses	$29,917,541	$30,166,533	$29,348,931	$21,351,883	$16,936,727	$14,801,922	$17,646,773	$21,541,159	$23,559,890	$28,271,629

Operating income (loss)	$1,123,898	$992,525	$504,352	$(2,695,167)	$107,160	$364,027	$2,681,314	$2,508,840	$3,046,736	$2,537,794

Net interest expense	168,991	145,805	153,705	127,884	97,640	90,512	88,757	132,125	80,793	59,816

Income (loss) before income taxes	$954,907	$846,720	$350,647	$(2,823,051)	$9,520	$273,515	$2,592,557	$2,376,715	$2,965,943	$2,477,978

Income tax expense	(77,591)	(117,766)	(82,083)	(259,949)	(161,679)	(102,954)	(226,869)	27,804	(109,484)	(111,332)

Net income (loss)	$877,316	$728,954	$268,564	$(3,083,000)	$(152,159)	$170,561	$2,365,688	$2,404,519	$2,856,459	$2,366,646

Liquidity and Capital Resources

General. Our primary sources of liquidity are cash, cash flow from operations and borrowing availability under our revolving credit facility. We continually evaluate our liquidity requirements, capital needs and availability of capital resources based on our operating needs. We believe that our existing cash balances together with the funds expected to be generated from operations and funds available under our committed revolving credit facility will be sufficient to finance our operations for the foreseeable future.

The following table summarizes our cash flow for the periods shown:

	Year Ended December 31,
	2007	2008	2009

Net cash provided by operating activities	$1,154,866	$6,383,441	$89,281
Net cash (used in) investing activities	(2,822,500)	(679,749)	(129,692)
Net cash provided by (used in) financing activities	2,971,776	(3,124,536)	1,207,493

Net increase in cash	$1,304,142	$2,579,156	$1,167,082

Cash. Cash at December 31, 2009 was $5.1 million, as compared to $3.7 million at December 31, 2008 and $2.4 million at December 31, 2007.

Cash Flow from Operating Activities. In 2009, cash provided by operating activities was $89,281, principally reflecting net income of $4.8 million partially offset by decreases in accrued expenses and other assets and liabilities. Cash provided by operating activities was $6.4 million in 2008, principally reflecting a decrease in our accounts receivable and an increase in our accounts payable offset by our net loss; and $1.2 million in 2007, principally reflecting our net income.

Cash from Investing Activities. In 2009, cash used in investing activity was $129,692, mainly for capital expenditures, as compared to $679,794 in 2008 and $2.8 million in 2007, $2.0 million of which related to leasehold improvements resulting from our move of offices in New York in April 2007.

Cash from Financing Activities. In 2009, cash received from financing activity was $1.2 million, primarily as a result of borrowing against our credit facility offset by payments made on notes issued to repurchase units from former members of CTPartners Executive Search LLC. Cash used in financing activities in 2008 was $3.1 million primarily resulting from paying down our credit facility and repaying notes issued to repurchase units from former members of CTPartners Executive Search LLC, partially offset by the issuance of a convertible note to the members of CTPartners Executive Search LLC in the amount of $2.5 million. Cash from financing activities in 2007 was $3.0 million primarily as a result of increased borrowing on our credit facility and the receipt of proceeds from the issuance of member units, which was partially offset by our repurchase of units from former members of CTPartners Executive Search LLC.

•	Lines of Credit: Since March 2004, we have had a committed revolving credit facility. Under our credit facility, we may borrow U.S. dollars at LIBOR plus 3.25%. A facility fee is charged even if no portion of the credit facility is used. Our credit facility expires on April 30, 2012. The borrowings outstanding under our credit facility were $4.6 million at December 31, 2009 and $2.7 million at December 31, 2008. The facility is secured by substantially all of our assets, including certain accounts receivable balances. We are required to meet certain financial condition covenants on a quarterly basis, including a maximum leverage ratio, minimum fixed charge ratio, minimum net worth and maximum capital expenditures. Our revolving credit facility restricts our ability to pay dividends.

•	Convertible Note: On June 16, 2008, we entered into identical convertible promissory notes with 27 executive search consultants of CTPartners Executive Search LLC, pursuant to which we raised $2.5 million. The notes paid interest at a fixed rate of 5% per year. Prior to the effective date of this prospectus, we intend to give notice of our intent to prepay the notes, which we can do at any time. The holder of each note has the right to convert the note to equity for a period of 10 days after we provide notice of intent to prepay.

Off-Balance Sheet Arrangements. We do not have off-balance sheet arrangements, special purpose entities, trading activities or non-exchange traded contracts.

Contractual Obligations. The following table presents our known contractual obligations as of December 31, 2009 and the expected timing of cash payments related to these contractual obligations, related to our office space and equipment lease obligations:

	Payments due for the Years Ended December 31,
Contractual Obligations:	2010	2011	2012	2013	2014	Thereafter	Total
(In millions)

Office space and equipment lease obligations	$8.5	$6.4	$5.9	$5.5	$5.3	$9.6	$41.2

Application of Critical Accounting Policies and Estimates

General. Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared using accounting principles generally accepted in the United States of America (GAAP). Our significant accounting policies are discussed in Note 1, Summary of Significant Accounting Policies, in the notes to our consolidated financial statements. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual amounts may differ from these estimates under different assumptions or conditions. If actual amounts are ultimately different from previous estimates, the revisions are included in our results of operations for the period in which the actual amounts become known.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of our consolidated financial statements:

Revenue Recognition. Substantially all revenue is derived from fees for professional services related to executive search services. Revenue before reimbursements of direct expenses (“net revenue”) consists of: retainer fees; indirect expenses billed to clients; supplemental fees (fees contractually due to the Company if the actual compensation of the placed candidate exceeds the estimated compensation on which the retainer fee was based or the client hires other candidates presented by the Company for positions not related to the original search assignment); and license revenue. Since retainer fees and indirect expenses are generally not contingent upon placement of a candidate, our assumptions primarily relate to establishing the period over which our services are performed. The period over which we recognize revenue may not directly correspond to the length of a search because revenue recognition is aligned with our assumptions regarding the provision of services during the engagement. These assumptions determine the timing of revenue recognition and profitability for the reported period. If these assumptions do not accurately reflect the period over which revenue is earned, revenue and profit could differ. We annually review our assumptions with regard to the establishment of the period over which our services are performed to ensure that our revenue recognition policy is in accordance with generally accepted accounting principles. Retainer fees and indirect expenses from executive search engagements are recognized over the expected period of performance in proportion to the estimated personnel time incurred to fulfill our obligations under the engagements. Any supplemental fees are recognized upon the occurrence of the event triggering the payment of a supplemental fee.

Accounts Receivable and Allowances for Doubtful Accounts. Accounts receivable from our clients are recorded at the invoiced amounts and do not bear interest. Our invoices generally require payment upon receipt, and accounts greater than 90 days past due are considered delinquent. We determine an allowance for a delinquent account based upon an analysis of several factors, including the aging of the account, historical write-off experience and an analysis of the specific account. Actual collections of accounts receivable could differ from our estimates due to macro-economic conditions, changes in the executive search industry or a specific client’s financial condition.

Recently Adopted Financial Accounting Standards

In July 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “ASC”). The ASC has become the single source of non-governmental accounting principles generally accepted in the United States (“GAAP”) recognized by the FASB in the preparation of financial statements. The ASC does not supersede the rules or regulations of the Securities and Exchange Commission (“SEC”), therefore, the rules and interpretive releases of the SEC continue to be additional sources of GAAP for the Company. The Company adopted the ASC as of July 5, 2009. The ASC does not change GAAP and did not have an effect on the Company’s financial position, results of operations or cash flows.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management evaluated the Company’s tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

BUSINESS

Company Overview

We are a leading provider of retained executive search services to clients on a global basis. We provide these services through 15 offices in the Americas, Europe and Asia Pacific, as well as through our six associated offices in Latin America. We help our clients build stronger leadership teams by facilitating the recruitment and hiring of “C-level” executives, other senior executives and board members. Our retained executive search services focus on successfully making placements for our clients in a timely manner. We believe that we are the only retained executive search firm to track and publish the key quality metrics that drive success in our business, and to have these metrics examined by an independent registered public accounting firm. These include: (i) placement success rate; (ii) average days to placement; and (iii) stick rate. In 2009, our placement success rate was 78% and our average days to placement was 124. For candidates placed from January 1, 2008 to June 30, 2009 (the most recent period for which our results have been examined by our independent auditor), our stick rate was 90%. For purposes of tracking our performance metrics, we include the performance of our associated offices in Latin America. We believe that this performance significantly exceeds the performance of our major competitors. We use a proprietary search process and proprietary technology and communication tools to successfully execute our retained searches. In 2009, we were engaged to perform 962 searches, including 667 performed directly by us and 295 performed by our associated offices in Latin America, and we generated net revenue and operating income of $73.9 and $5.7 million, respectively. Included in 2009 net revenue is $250,650 in license fees from our associated offices in Latin America.

We believe that our proven and proprietary retained executive search process, SearchSigma, differentiates us from our peers. SearchSigma was developed based on analyzing three years of detailed client surveys. In our analysis, we identified the common criteria and timetables our clients expect from a successful search. We then developed a proprietary search process to respond accordingly. Based on our findings, we structured SearchSigma as a workflow process with six distinct segments and milestones, at 48 hours, 7 days, 14 days, 40 days, 75 days and 100 days, designed to complete a successful placement within 100 days of our engagement. SearchSigma also enables our executive search consultants and our clients to actively monitor the status of each search and make adjustments to the search process as necessary. Our focus on the SearchSigma process enhances our ability to successfully and expeditiously identify and place candidates with our clients within our stated goal of 100 days from our engagement.

We believe that a high level of communication and process transparency with our clients is very important to their level of satisfaction and to the ultimate success of our searches. The cornerstone of our client communication is our proprietary system, ClientNet®. Through ClientNet®, our clients can access password-protected information over the internet to check the status of their search engagements. Another important element of our transparency and accountability is the audit that we offer to conduct at the 40-day milestone. This key process step is executed by one of our executive search consultants who is not otherwise involved a particular search. This executive search consultant contacts the client to assess the progress of the search and to gather client feedback along with any suggested refinements to the process. We have found the 40-day audit process to be very helpful in ensuring that a search is tracking as planned and that any necessary adjustments are made early in the process.

Our organizational structure is designed to provide high quality, industry-focused executive search services to our clients worldwide. Our executive search consultants are dedicated to specific industry verticals and are leading experts in their given sectors. Our support teams of researchers and associates are organized by industry practice group in various geographic locations. We believe that industry specialization enables us to better understand our clients’ cultures, operations, business strategies and industries. Executive search consultants in our industry practice groups bring an in-depth understanding of the market conditions and strategic and management issues faced by clients within their specific industry. Our five largest industry practice groups are financial services, professional services, life sciences, technology/media/telecom and consumer/ industrial.

We have a diverse group of clients located throughout the world and in a variety of industries. From January 1, 2005 through June 30, 2010, we have performed more than 4,000 searches for over 1,300 clients, including some of the leading Fortune 1000, FTSE 100, DAX and CAC 40 companies as well as private equity and venture capital firms and their portfolio companies. No single client accounted for more than 5% of our revenue in any of 2007, 2008 or 2009.

Historically, we have been successful in both adding new clients and generating repeat business from existing clients. We believe that our disciplined adherence to our proprietary search process has enabled us to develop a strong and loyal client base. Over the past three years, approximately 70% of our retained search engagements came from clients who had previously used our services. At the conclusion of each search, we solicit client feedback with a client satisfaction survey. Our surveys provide us with critical feedback to gauge client satisfaction as well as feedback that we utilize to continually evaluate and improve our processes and performance. In 2009, 169 clients completed client satisfaction surveys, and 96% of such surveys stated that the client planned to use our services in the future.

We believe that our global presence enables us to more effectively serve our clients who have operations throughout the world. We leverage our industry specialization with local geographic knowledge and contacts to provide clients with comprehensive executive search services. We have wholly-owned operations in eight U.S. cities and in seven non-U.S. locations. Our wholly-owned non-U.S. operations are in Canada, China, France, Hong Kong, Singapore, Switzerland and the United Kingdom. In addition to our wholly-owned operations, our associated offices in Latin America are located in Brazil, Chile, Colombia, Mexico, Peru and Venezuela. In 2009, we placed candidates in 301 U.S. searches and 409 non-U.S. searches, of which 186 were executed by our associated offices in Latin America.

As of June 30, 2010, we had 79 executive search consultants and 220 other employees and our associated offices in Latin America had 17 executive search consultants and 60 other employees. Our principal executive offices are located in New York, New York. Our corporate, administrative and research functions are located in our office in Cleveland, Ohio.

History

Our origins date back to 1980 when we were known as Christian & Timbers. We grew through the late 1990s with a primary focus on the technology sector. In 2004, Brian Sullivan joined the Company as our chief executive officer. Prior to joining us, Mr. Sullivan served as Vice Chairman of Heidrick & Struggles International, which he joined upon its acquisition of Sullivan & Company, the financial services-focused executive search firm he founded in 1988.

Mr. Sullivan and our other senior leaders embarked on a strategy to broaden our recruiting focus from the technology sector to include all major sectors and global regions. In 2007, we renamed the Company CTPartners Executive Search LLC to reflect the firm’s new and expanding identity. Since 2004, we have added approximately 57 net new executive search consultants and 113 other employees and opened eight new offices. Additionally, beginning in 2007, we have entered into licensing relationships with our associated offices in Latin America, expanding our global reach into Brazil, Chile, Colombia, Mexico, Peru and Venezuela. Our revenue grew from $27.0 million in 2004 to $116.6 million in 2007, a compound annual growth rate of 70%. We believe our 2007 revenue of $116.6 million is a good representation of our ability to scale the business. Due to the global economic crisis, our revenue declined 9.4% in 2008 and 30.1% in 2009. Reflecting the improvement in the global economy and our continued market penetration, our revenue grew 79.9% in the first half of 2010 compared to the first half of 2009.

Committed to delivering performance, quality and results, we believe that we are the first executive search firm to represent a competitive alternative to the large firms that have otherwise defined the search industry. We pride ourselves on being the leader in providing transparency and client accountability. This approach has defined our strategic initiatives and we believe is the cornerstone of our success.

Executive Search Industry Overview

The executive search business is highly fragmented, consisting of several large global firms and several thousand smaller firms that are generally focused on a specific geographic region or on a specific vertical sector. We believe our most direct competition comes from the following five global retained executive search firms: Egon Zehnder International, Heidrick & Struggles International (NASDAQ: HSII), Korn/Ferry International (NYSE: KFY), Russell Reynolds Associates, Inc. and Spencer Stuart.

Executive search firms are generally separated into two broad categories: retained search firms and contingency search firms. Retained search firms generally operate on an exclusive basis for a specific search and are compensated for their services regardless of whether they are successful in placing a candidate with the client. Retained executive search firms typically focus on “C-level” and other senior level executive and board of director positions, and the fee for such services is typically 33% of the first year total cash compensation for the position being filled. The fee for a retained executive search is typically paid in three installments. Contingency executive search firms are generally not hired on an exclusive basis and are only compensated upon placing a recommended candidate, and the fee for such services is typically 25% of the base salary of the position being filled.

We believe that there are a number of positive trends that are contributing to the growth of the executive search industry. Some of the more significant trends include:

Increasing Competition for Talent. We believe that there are two fundamental drivers behind the increasing competition for senior level executive and board talent. First, as the “baby boom” generation retires, there are fewer qualified candidates available for senior executive and board positions. Most organizations lack the internal skills necessary to identify, assess and recruit the best candidates in this environment. Second, corporate governance changes have reduced the number of boards on which any one individual can sit, both by the explicit adoption of policies implementing limits and by the increase in the amount of time that a director must spend fulfilling his/her obligations. Furthermore, the increased scrutiny that board members face has reduced the number of individuals willing to serve as a director of a public company. Thus, companies realize the need to search externally for executives to fill key functional or specialty areas.

Corporate Governance Reforms. We believe that companies have an increased focus on maintaining a high level of independence in their corporate governance processes. The significant influence of large institutional shareholders, rise in shareholder activism and turbulent market conditions create pressure on companies to demonstrate independence and best practices in their leadership selection process. Furthermore, public company boards are required to field independent directors that meet certain qualifications, such as financial expertise and risk management skills. As a result of these trends, we believe there is an increased need to hire external executive search professionals to ensure these key objectives are met by finding and placing suitable candidates.

Globalization. As businesses increasingly compete on a global scale, their need for senior executives in various parts of the world also increases. Many companies do not have the ability to identify and recruit talent in diverse geographic locations. The process of identifying and evaluating strong candidates internationally can be time-consuming and difficult due to language barriers and cultural differences, and as a result companies increasingly rely on executive search firms to help fill these critical positions.

Greater Need for Diverse Management and Directors. In response to a rapidly changing and competitive business environment and increasing regulatory requirements, many companies are seeking greater diversity of skills, background and perspective at the senior executive level. Many companies seek to augment their senior leadership with professionals who provide unique or differentiated skills and backgrounds. In most cases, global executive search firms are best-positioned to help companies find these senior executives.

Our Key Competitive Strengths

We believe our key competitive strengths are:

Intense Focus on the Timely and Successful Completion of Searches. Our performance-based business philosophy and incentive compensation structure is designed to focus our executive search consultants and other employees on successfully making the placements for which we are retained within our stated goal of 100 days from engagement. We believe this is a very important factor in satisfying our clients. That in turn enables us to win follow-on business from these clients and further establish our reputation to win business from new clients. Because we consider client satisfaction to be the leading driver of new engagements, we place an intense focus on the execution and measurement of our search progress through our proprietary SearchSigma process. We determine our success based on how well we deliver for our clients more so than on how many engagements we receive. We believe that this differentiates us from most of our competition.

Highly Disciplined, Milestone-Driven Approach to Executing Searches. We rigorously and consistently apply a detailed, highly structured process, which we call SearchSigma, to each of our searches. SearchSigma is a proprietary process we developed based on analyzing three years of client surveys. Through this effort, we identified the common criteria and timetables our clients expect from a successful search. We then developed a proprietary search process to respond accordingly. Based on our findings, we structured SearchSigma as a workflow process with six distinct segments and milestones — at 48 hours, 7 days, 14 days, 40 days, 75 days and 100 days — designed to complete a successful placement within 100 days of our engagement. SearchSigma also enables our executive search consultants and our clients to actively monitor the status of each search and make adjustments to the search process as necessary. We believe that our SearchSigma process, which includes significant ongoing communication with our clients, enhances our ability to successfully and expeditiously identify and place candidates for our clients within our stated goal of 100 days from engagement.

An Industry Leader in Utilizing Key Performance Metrics to Manage Our Business. We believe that the execution of an executive search can and should be measured. Because we know placement percentage, days to placement and stick-rate percentage are critically important to clients, we actively track and publish these factors. Furthermore, we have the calculation of these metrics examined by our independent registered public accounting firm, and we publish the data on our website. Placement percentage is the percentage of total retained executive searches that result in a placement. Our placement percentage for 2009 was 78%. Average days to placement is the average days from our engagement on a search project to the date of acceptance by the candidate. Our average days to placement in 2009 was 124 days. In calculating our average days to placement, we (i) include pick-ups, instances in which we identify a candidate for one position but the client hires that candidate for another position, resulting in a single day to placement, as well as instances in which the client changes the scope of the engagement after the engagement has begun, typically resulting in a longer search process and (ii) exclude hold periods, instances where an engagement is put on a formal hold as a result of client inactivity or at a client’s request. Lastly, stick rate is the percentage of candidates placed at a client that remain in the same, similar or elevated position. For candidates placed from January 1, 2008 to June 30, 2009 (the most recent period for which our results have been examined by our independent registered public accounting firm), our stick rate was 90%. For purposes of tracking and reporting these performance metrics, we include the performance of our associated offices in Latin America. We believe that we are the only firm in our industry to track and publish these metrics, and to have these metrics examined by an independent registered public accounting firm. We believe that our clients value having such data and thus enhancing our ability to win new engagements.

High Level of Transparency and Accountability with Clients. We believe that a high level of communication and process transparency with our clients is very important to our client’s level of satisfaction and to the ultimate success of our searches. The cornerstone of our client communication is our proprietary system, ClientNet®. Through ClientNet®, our clients can access password-protected information over the internet to check the status of their search engagements. ClientNet® provides an opportunity for clients to access information on candidates and communicate with the search team. This dynamic interface enables clients to follow and engage in the search process in a way not offered by any significant competitor.

Another important element of our transparency and accountability is the audit that we offer to conduct at the 40-day milestone for each search. This key step is executed by one of our executive search consultants who is not otherwise involved in the particular search. This executive search consultant contacts the client to assess the progress of the search and to gather client feedback. We believe the 40-day audit process is very helpful in ensuring that a search is tracking as planned and to make any necessary adjustments early in the process. Our chief executive officer reviews the results of every 40-day audit.

Finally, at the conclusion of each search, we solicit client feedback with a client satisfaction survey. Our surveys provide us with critical feedback to gauge client satisfaction as well as feedback that we utilize to continually evaluate and improve our processes and performance.

Global Firm with Deep Domain Expertise. Our approach has been to build out deep domain expertise in specific industry verticals. This enables us to quickly understand our clients’ businesses and talent needs and identify relevant candidates. Furthermore, given our focus on retained executive search and the resulting contact network we have developed, we often have one-call access to the most qualified candidates. We are positioned to serve clients throughout the world through 21 offices in 13 countries throughout Asia, Europe, North America and South America. Regardless of client or executive search consultant location, we field the most relevant team based on industry expertise.

Organization and Incentives Structured to Drive Collaboration and Best Outcome for the Client. We have deliberately developed and maintained a one-firm culture. Our compensation structure places a significant emphasis on being engaged and successfully executing searches. Our executive search consultants are motivated to source the team they believe is best-suited for each situation and are driven to deliver results for the client. The compensation of all members of each search team is affected by the successful placement of each search. We believe this creates a strong team culture, with all members of the team aligned around the goal of quickly making a successful placement.

Our Growth Strategy

Continue to Increase our Penetration of Existing Clients

Many of our clients are large, global companies that are continuously seeking to add talented senior executives to their management teams. We are focused on serving our clients’ needs in all of their geographic locations. Reflecting their high level of satisfaction with our performance, our clients have rewarded us with a high level of repeat business. Over the past three years, approximately 70% of our retained search engagements came from clients who had previously used our services. We intend to continue to focus on delivering for our clients, thereby giving us the opportunity to further expand our relationships with them.

Continue to Deepen Expertise in Targeted Industry Practices

We intend to maintain our model of offering deep industry domain expertise to our clients. Our core strengths are in financial services, professional services, life sciences, technology/media/telecom and consumer/industrial. We intend to continue to add talented executive search consultants to all of our practice areas. Because of our distinctive SearchSigma process, culture and compensation structure, we believe that we are able to attract high-performing executive search professionals.

Expand Global Presence

Our firm has significant geographic reach, having made placements in 38 countries in 2008 and 2009. Driven by the locations of both clients and recruiting talent, we intend to open additional offices around the world. We believe that we have a substantial opportunity to grow as we expand our global footprint, thereby enhancing our market presence and our execution capabilities. We have wholly-owned operations in eight U.S. cities, including our global headquarters in New York, New York. Our wholly-owned international operations are located in Canada, China, France, Hong Kong, Singapore, Switzerland and the United Kingdom. Additionally, we entered into a licensing relationship with our associated offices in Latin America, expanding our global reach into Brazil, Chile, Colombia, Mexico, Peru and Venezuela.

Make Strategic Targeted Hires and Acquisitions

Our ability to attract and retain executive search consultants is the key to our success. For this reason, we are focused on maintaining a distinctive culture, a stimulating work environment and a compelling, performance-based compensation structure. We intend to continue to hire new executive search consultants as demand for our services continues to grow and as we identify talent in the marketplace. After completion of this offering, we plan to use our common stock as part of our compensation program to attract highly qualified executive search consultants. While we continue to focus on organic growth in revenue and profitability, we recognize the possibility of expansion opportunities through future acquisitions.

Expand Board Placement and Advisory Practice

In May 2009, we hired a team of seasoned board advisory professionals with a strong track record and extensive relationships. We expect that increased corporate governance regulation and an increased focus on board member qualifications and accountability will drive meaningful growth and demand for board advisory services. We intend to build out this service offering to meet rising demand. We also expect this practice will be a driver of our core executive search business as we gain access to new clients at the board level.

Our Services

Retained Executive Search

Our retained executive search services are used to fill executive level positions, such as chief executive officers, chief financial officers, chief operating officers, chief information officers and other senior executive officers, as well as board of directors’ positions. Our executive search consultants work closely with our clients to identify, assess and place qualified candidates. Our clients are primarily from five large industry verticals: financial services, professional services, life sciences, technology/media/ telecom and consumer/industrial.

Our retained search engagements are typically led by executive search consultants with vertical market expertise and one-call access to the most sought-after talent in each market. Supporting our executive search consultants is a team of experienced recruiting associates and research professionals, many with decades of experience utilizing executive search industry best practices. We work closely with our clients to understand their business strategy and develop a profile of the ideal candidate. Once the position is defined, the research team identifies appropriate individuals through the use of our proprietary databases and other search media. In addition, the team consults with its established network of sources to help identify individuals with the right backgrounds and professional abilities. Leveraging our network of resources and research capabilities, we strive to develop an extensive list of potential candidates, which potential candidates are then carefully screened through face-to-face meetings, phone interviews and/or video conferences. The client is then presented with a specified number of qualified candidates to interview. We conduct third-party reference checks throughout the process. Our executive search consultants actively participate in negotiations until a final offer is made and accepted. Throughout the process, we maintain ongoing communication with our client and actively involve them in the process.

In 2009, we utilized our proprietary SearchSigma process to identify and place 710 candidates, including 186 placements made by our associated offices in Latin America. Every aspect of our search process is oriented to achieving the desired outcome of placing the right individual at the right firm as swiftly and efficiently as possible. Based on a three-year analysis of client surveys, we have designed SearchSigma, a workflow process with six distinct segments and milestones, described in more detail as follows:

Milestone #1 — 48 Hours. During the first 48 hours, we develop a strategy that includes identification of the internal resources and personnel needed in the search, scoping the necessary geographic reach of the search, determination of the appropriate title of the position offered, creating a description of the ideal candidate and the identification of the top 20 source companies. Identifying the best internal team is largely based on industry expertise. Once the team is in place, the lead partner chooses the breadth of geographic reach based on title and description of position.

Milestone #2 — 7 Days. After seven days, we hold a kick-off meeting with the client at which we present our overarching search strategy, including our research and recruiting approach, as well as a detailed position description that embodies the required leadership characteristics. Clients receive a competitive analysis and an assessment of the market. With a two-way sharing of information, we begin the process by identifying the unique priorities, challenges, and opportunities that characterize a particular client’s search assignment.

Milestone #3 — 14 Days. After 14 days, we hold a follow-up meeting with the client to confirm our strategy, present industry research and provide our view on candidate backgrounds reviewed to date. At this point we will have typically identified two benchmark candidates and spoken with at least 20 potential candidates. The client is asked to approve our strategy at this milestone.

Over the next several weeks, the team consults with its established network of resources and searches proprietary databases containing profiles of approximately one million executives to assist in identifying individuals with the right background, cultural fit and abilities. An initial list of candidates is carefully screened through face-to-face meetings, phone interviews or video conferences.

Milestone #4 — 40 Days. After 40 days, we have conferred with at least 50% of the identified candidates, interviewed at least five prospects and presented at least three candidates to the client. At this time, we also offer to conduct our 40-day audit which provides us with the opportunity to course-correct our search strategy and target candidate profile, if necessary.

Milestone #5 — 75 Days. After 75 days, our team has conferred with approximately 90% of the identified candidates, the client has been presented with two qualified candidates, and we have secured two alternative qualified candidates should a final offer not be made or accepted.

Milestone #6 — 100 Days. At the 100-day mark, we have typically successfully identified and placed the client’s ideal candidate. At the conclusion of each search, we solicit client feedback with a client satisfaction survey. Our surveys provide us with critical feedback to gauge client satisfaction as well as feedback that we utilize to continually evaluate and improve our processes and performance. The survey findings are used to rank our executive search consultants which are then reviewed and posted internally and are considered in making decisions with regard to internal promotions, illustrating our commitment to exceeding the expectations of our clients.

Board Advisory

We approach our board advisory practice with the same rigor, discipline and processes as we apply to our executive search services. This includes utilizing an overarching search strategy, research, regular status reviews, mid-search audit and a methodology where candidates are identified from a formal search process. We are generally paid a flat fee for our board advisory services.

Our board advisory practice is designed to help boards evaluate the strength and diversity of their board as well as their overall effectiveness. Many boards are facing growing regulatory and shareholder pressure to increase their diversity, independence and expertise. Our in-depth assessments help to focus directors on these key priorities and to make them aware of issues that can impact effectiveness. Since establishing this practice in May 2009 through June 30, 2010, we have conducted eight board assessments.

To support our board placement and advisory practice, we established an advisory group comprised of 14 former chief executive officers and directors currently serving on multiple boards to provide us with insight and perspectives on board service, challenges, and best practices. Through this resource, we obtain independent opinions on candidates’ track records from our advisory group. We believe that our advisory group broadens our access to qualified individuals and ensures an optimal fit.

Our Industry-Focused Practice Areas

Our organizational structure is designed to provide high quality executive search services to our clients worldwide. Our team of executive search consultants is organized by industry practice group in various geographic locations. We believe that industry specialization enables us to better understand our clients’ cultures, operations, business strategies and industries and the respective markets for senior executive candidates. All of our executive search consultants perform searches for specific “C-level” and other senior executives. This includes chief financial officers, chief information officers, chief legal officers, chief marketing officers and chief human resources officers.

We operate our executive search business in five broad industry practice groups: financial services, professional services, life sciences, technology/media/telecom and consumer/industrial. Executive search consultants in our industry practice groups bring an in-depth understanding of the market conditions and strategic and management issues faced by clients within their specific industry. Additionally, our executive search consultants have established networks of sources which often provide one-call access to the most sought after talent. The relative sizes of these industry practice groups, as measured by 2009 net revenue and number of executive search consultants, are as follows:

		Number of
	Percentage of	Executive Search
Industry Practice Group	2009 Revenue	Consultants

Financial services	43%	32
Professional services	17	13
Life sciences	18	13
Technology/media/telecom	12	14
Consumer/industrial	10	5

Within each broad industry practice group there are a number of industry subsectors. For example, within the financial services practice group our business is diversified among a number of industry subsectors, including asset and wealth management, capital markets, financial technology, hedge funds, investment banking, private equity, commercial banking and insurance. Executive search consultants from each of these industry practice groups are located across our various offices. We believe this operational structure provides our clients with superior services.

Executive search consultants often focus in one or more subsectors to provide clients with even deeper market intelligence and candidate knowledge specific to their industry. We have international teams that focus on the following subsectors:

•	Association & Not-for-Profit

•	Cleantech & Alternative Energy

•	Commercial Banking

•	Conservation

•	Federal Consulting, Government Relations & Public Policy

•	Financial Technology

•	Global Security/Risk Management

•	Inclusion

•	Insurance

•	Legal, Compliance, Regulatory & Governance

•	Legal Services

•	Real Estate

•	Semiconductor

Our Executive Search Consultants and Other Employees

As of June 30, 2010, we had 299 employees consisting of 79 executive search consultants, 76 associates, 34 researchers and 110 administrative and support staff, excluding the 77 individuals employed by our associated offices in Latin America. We believe the high caliber, extensive experience and motivation of our professionals are critical factors to our success. The average age of our executive search consultants is 47 years.

Our associates and researchers support the efforts of our executive search consultants with candidate sourcing and identification by making initial contact with candidates and performing other search-related functions. We train our associates and researchers, as well as new executive search consultants, in the use of our proprietary retained executive search process and communication systems. Additionally, we periodically hold training and development programs for our associates and researchers. As a result of our strong development culture, we have made a significant number of internal promotions. Over the past five years, we have promoted 17 associates to executive search consultants. Promotion to executive search consultant is based on a variety of factors, including demonstrated superior execution and business development skills, the ability to identify solutions to complex issues, personal and professional ethics, a thorough understanding of the market and the ability to develop and build effective teams.

We believe we have been able to attract and retain some of the most productive executive search consultants. Over the past five years, we have hired 55 executive search consultants with previous search backgrounds and strong specialty expertise. We consider relations with our employees to be good.

Clients

We have a diverse group of clients located throughout the world in a variety of industries. From January 1, 2005 through June 30, 2010, we have performed more than 4,000 searches for over 1,300 clients, including some of the leading Fortune 1000, FTSE 100, DAX and CAC 40 companies as well as private equity and venture capital firms and their portfolio companies. No single client accounted for more than 5% of our revenue in 2009, 2008 or 2007.

Historically, we have been successful in both adding to our client base and generating repeat business from existing clients. We believe that our dedication to successfully completing our retained searches in a timely and structured manner has enabled us to develop a strong and loyal client base. This has resulted in highly recurring revenue from our existing clients. For example, over the past three years, approximately 70% of our engagements came from clients who had previously used our services. In 2009, we had 110 clients that retained us to perform more than one search for them.

Marketing

Our executive search consultants market our executive searches through targeted client calling, industry networking and various referral sources. These efforts are assisted by our proprietary databases which provide our executive search consultants with real-time information as to contacts made by their colleagues with particular referral sources, candidates and clients. In addition, we benefit from a significant number of referrals generated by our reputation for high quality service and successfully completing assignments, as well as repeat business resulting from our ongoing client relationships.

We publicize and build our brand awareness through interviews with the major business and trade publications and have periodically utilized television advertisements on syndicated media outlets such as CNBC. We regularly sponsor speeches and host presentations before industry and management groups. We regularly participate in relevant conferences and forums and leading roundtable discussions on topics of interest. For example, we host an Annual Institute on director and committee independence to help enhance the quality of board governance. Similarly, in 2010 we co-hosted the First Annual Board of Directors Institute in Human Resources. In addition, we periodically distribute publications to existing and potential clients highlighting emerging trends and noteworthy engagements.

Executive search firms frequently are required to refrain from recruiting employees of a client for a specified period of time, typically extending for one year from the initiation of the search assignment. We carefully manage these off-limits conditions by attempting to limit the scope of any such agreement. The typical time period for an off-limits agreement is one year.

Research and Information Management

Our research efforts are maximized through a centralized research effort based in our office in Cleveland, Ohio. We use our proprietary database and other available technology to conduct research focused on identifying targeted candidates based on client-specific requirements.

Research is largely based on our robust, growing proprietary candidate database. Our database consists of approximately one million unique candidate profiles. The database connects pre-screened candidates to client information offering a concise opportunity for first round due diligence.

A significant value-added benefit of our database is driven by our dynamic client interface, ClientNet®, which enables clients to access candidate-specific details throughout their placement process. ClientNet® captures candidate-specific data over time thus ensuring continuous search momentum and providing an efficient process for our clients.

Competition

The executive search industry is highly competitive and fragmented. There are five large executive search firms that compete on an international scale. The competitors are: Egon Zehnder International, Heidrick & Struggles International (NASDAQ: HSII), Korn/Ferry International (NYSE: KFY), Russell Reynolds Associates, Inc. and Spencer Stuart. Based on revenue, we believe we are the sixth largest executive search firm in the world. Outside of the six top players, the executive search industry is highly fragmented, primarily comprised of numerous regional boutiques and franchises. Our most direct competition comes from the larger executive search firms that compete on a global scale. We primarily compete with these competitors based upon our relationships with the key decision-makers, as well as our reputation for offering a unique value proposition to our clients. In large part, the genesis of our differentiation is an intense focus on making timely, successful placements that match the needs of our clients. To ensure that we are meeting our clients as well as our expectations, we carefully track our placement rate, average days to placement and stick rate. Furthermore, our size and culture enable us to quickly adapt to current market conditions and demands. We believe we are a quality leader in our industry, offering the first significant alternative to the five largest executive search firms.

Offices

Our principal executive offices are located in New York, New York, and our corporate, administrative and research functions are located in our office in Cleveland, Ohio. Our operations are based in the following locations:

U.S. Locations	Non-U.S. Locations	Associated Offices

Boston, MA	Geneva, Switzerland	Bogota, Colombia
Chicago, IL	Hong Kong	Caracas, Venezuela
Cleveland, OH	London, United Kingdom	Lima, Peru
Columbia, MD	Paris, France	Mexico City, Mexico
Miami, FL	Shanghai, China	Santiago, Chile
New York, NY	Singapore	Sao Paulo, Brazil
Redwood Shores, CA	Toronto, Canada
Washington, DC

Legal Proceedings

From time to time we are involved in litigation incidental to our business. We are currently not party to any litigation, the adverse resolution of which, in management’s opinion, would be likely to have an adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table lists our executive officers and members of our board of managers as of June 30, 2010. In connection with this offering, we will convert from a Delaware limited liability company, managed under the direction of our board of managers, to a Delaware corporation managed under the direction of a board of directors. Accordingly, the following table also lists those individuals who have agreed to join our board of directors upon completion of this offering. Upon completion of this offering, we expect that our board of directors will consist of the following identified individuals and one additional independent person such that we will have a board consisting of directors consisting of five members, four of whom will be independent directors. In the biographical paragraphs that follow, service with Christian & Timbers, LLC and CTPartners Executive Search, LLC is reflected as service with us. Other than as described below, there are no family relationships between our managers and executive officers or between our executive officers and the individuals who have agreed to join our board of directors upon completion of this offering.

Name	Age	Position

Brian M. Sullivan	57	Chief Executive Officer, Manager and Director
David C. Nocifora	51	Chief Operating Officer, Chief Financial Officer and Manager
Scott M. Birnbaum	50	Director*
Michael C. Feiner	68	Director*
Thomas R. Testwuide, Sr.	65	Director*

*	This individual has agreed to join the board of directors upon completion of this offering.

Brian M. Sullivan has served as our chief executive officer since joining us in September 2004. Prior to joining us,, Mr. Sullivan served as Vice Chairman of Heidrick & Struggles International, which he joined upon its acquisition of Sullivan & Company, the financial services industry search firm he founded in 1988. In 2008, Mr. Sullivan was named to BusinessWeek’s Top 50 List of the World’s Most Influential Headhunters. Mr. Sullivan received a B.S. degree from Lehigh University and a M.B.A. from Denver University.

David C. Nocifora has served as our chief financial officer since June 1994, and as our chief operating officer since 2003. Previously, Mr. Nocifora served as Division Controller for Jaite Packaging, a division of Sealright Co., Inc., and Accounting Manager for Tremco, a division of Goodrich Corporation. Mr. Nocifora is a Certified Public Accountant in the State of Ohio. He received his B.S. degree in Accounting from Ohio Northern University and a M.B.A. from Lake Erie College.

Scott M. Birnbaum has agreed to serve as a member of our board of directors upon completion of this offering. Since May 2010, Mr. Birnbaum has served as an Operating Executive for Kohlberg & Company, LLC, a leading U.S. private equity firm which specializes in acquiring middle market companies. Prior to joining Kohlberg & Company, LLC, Mr. Birnbaum was the President and Senior Managing Director of Ameriquest Capital Group, a leading private equity firm specializing in making investments in companies engaged in financial and business services, a firm he founded in 2002. Prior to founding Ameriquest Capital Group, Mr. Birnbaum was Senior Partner and Practice Leader of Mercer Management Consulting now known as Oliver Wyman, an international management consulting firm.

Michael C. Feiner has agreed to serve as a member of our board of directors upon completion of this offering. Mr. Feiner is the founder of Michael C. Feiner Consulting, Inc., a consulting firm specializing in advising companies on human capital strategies, organization development and leadership effectiveness. He has served as its President since the firm’s founding in 1996. Mr. Feiner also serves as a professor and the Sanford C. Bernstein & Co. Ethics Fellow for Columbia Business School where he has been teaching since 2003. Mr. Feiner worked for Pepsi-Cola Company from 1975 to 1995. He served as Senior Vice President and Chief People Officer for Pepsi’s beverage operations worldwide from 1989 until his retirement in 1995. His book, The Feiner Points of Leadership: The 50 Basic Laws That Will Make People Want To Perform Better For You, was selected by the Toronto Globe and Mail as the Best Business Book of 2004.

Thomas R. Testwuide, Sr. has agreed to serve as a member of our board of directors upon completion of this offering. Since March 2010, Mr. Testwuide has served as the Chairman of the Board and Chief Executive Officer of Skana Aluminum Company, an aluminum products manufacturer in Manitowoc, Wisconsin. From February 2005 to May 2010, Mr. Testwuide served as Chairman of the Board and Chief Executive Officer of Plymouth Foam Incorporated, a leading manufacturer of rigid and soft foam products for building insulation and protective packaging applications. Since December 2001, he has served as Chairman of the Board of Torginol, Inc., a manufacturer of specialty coating products for seamless flooring systems and epoxy resin paints. Mr. Testwuide previously served as Chairman of the Board, Chief Executive Officer and President of Schreier Malt Company, a malt production company with operations in the United States, Canada and China, and which was awarded the Wisconsin Manufacturer of the Year Grand Award in 1994.

The Board of Directors

In connection with this offering, we will convert from a Delaware limited liability company to a “C” corporation organized under the laws of the State of Delaware. From and after our conversion, our certificate of incorporation and bylaws will provide that our business and affairs will be managed under the direction of a board of directors, which will consist of a number of directors to be fixed from time to time by a resolution of the board. Immediately following the completion of this offering, we expect that our board of directors will consist of five directors. Each of our directors will hold office until a successor has been elected and qualified or until his or her earlier death, resignation or removal.

Director Independence

Under our corporate governance principles, a majority of our board will consist of independent directors. An “independent” director is a director who meets the NYSE Amex definition of independence and other applicable independence standards under SEC guidelines as determined by our board of directors. For a director to be considered independent, our board of managers must determine that the director does not have any direct or indirect material relationships with the Company other than as a director or a shareholder. Our board of managers has determined that each of Messr. Birnbaum, Feiner and Testwuide satisfy the independence criteria (including the enhanced criteria with respect to members of the Audit Committee) set forth in the applicable NYSE Amex listing standards and SEC rules.

Committees of the Board of Directors

Upon completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee, and will adopt charters providing for the authority, powers and operation of each such committee. The composition of such committees will be determined at that time and directors will serve on these committees until their resignation or until otherwise determined by our board. The responsibilities of each committee are described below:

Audit Committee. Upon completion of this offering, we will have an audit committee that consists of three independent directors. Each member of the audit committee will be independent and at least one member will qualify as an “audit committee financial expert” as that term is defined by applicable SEC rules. Our audit committee’s responsibilities include:

•	Appointing, approving the compensation of, and overseeing the work of our independent auditors;

•	Evaluating the qualifications, performance and independence of our independent auditor;

•	Reviewing the scope of our audit and approving all audit and non-audit services rendered by our independent auditor;

•	Reviewing our annual and quarterly financial statements with our management and independent auditor;

•	Reviewing the integrity and accuracy of our financial reporting processes;

•	Reviewing our internal control policies and procedures;

•	Reviewing and resolving any disagreements between our management and our independent auditor in connection with our financial reporting;

•	Reviewing our policies, and discussing with management as appropriate, relating to financial risk assessment and financial risk management;

•	Establishing procedures for receiving, retaining and treating the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	Reviewing and approving all related party transactions involving us and our directors, executive officers or holders of more than five percent of our voting securities; and

•	Preparing the audit committee report required by SEC rules.

Compensation Committee. Upon completion of this offering, we will have a compensation committee that will consist of three directors. Each member of the committee shall be independent, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act, and an “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended. The compensation committee’s responsibilities include:

•	Approving, overseeing, and evaluating the Company’s compensation policies and programs;

•	Reviewing and approving the compensation of our executive officers, including our chief executive officer;

•	Overseeing and administering our cash and equity incentive plans;

•	Reviewing and making recommendations to our board of directors with respect to director compensation; and

•	Preparing such reports on executive compensation that the SEC requires us to include in our annual proxy statement.

Nominating and Corporate Governance Committee. Upon completion of this offering, we will have a nominating and corporate governance committee that will consist of three independent directors. This committee’s responsibilities will include:

•	Identifying individuals qualified to become directors and committee members;

•	Recommending to our board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	Developing and recommending to the board corporate governance principles; and

•	Overseeing the annual performance review of the board and its committees.

Code of Ethics

Upon completion of this offering, we will adopt a code of ethics applicable to our directors, officers, employees, consultants and contractors. Our code of ethics will be available upon completion of this offering on our corporate website at www.ctnet.com. In addition, we intend to post on our website all disclosures that are required by law or the NYSE Amex Equities stock exchange listing standards concerning any amendments to, or any waivers from, any provision of this code.

EXECUTIVE COMPENSATION

General

Our compensation programs are intended to enable us to attract, motivate, reward and retain the management and executive search consultants required to achieve our corporate objectives, and thereby increase stockholder value. Our compensation programs for executive search consultants and other professionals place a significant emphasis on the successful engagement and execution of searches. To accomplish our goals of incentivizing total company success and making placements for our clients, we utilize a combination of base salary, revenue and volume bonuses, and equity — based compensation.

Prior to the effective date of this prospectus, our compensation decisions were made by the executive committee of CTPartners Executive Search LLC which consisted exclusively of senior-level employees. Upon the completion of this offering, we will have a compensation committee comprised of three independent directors. The compensation committee will be responsible for overseeing, administering and evaluating our executive compensation programs and policies. The recommendations of our chief executive officer will be solicited by the compensation committee with respect to compensation for our named executive officers other than the chief executive officer. To date, we have not paid any consultant to advise the Company regarding compensation matters, although the compensation committee may elect to do so in the future.

Our named executive officers are Brian M. Sullivan, our chief executive officer, and David C. Nocifora, our chief operating and chief financial officer.

Employment Agreements

Pursuant to their existing employment agreements, the base salaries for Messrs. Sullivan and Nocifora, for 2010 are $400,000 and $450,000 respectively. In addition to base salary, Mr. Sullivan is eligible to receive a bonus of up to $1,250,000 based on the operating performance of the Company for 2010, of which $450,000 has been paid to date. Mr. Nocifora is eligible to receive a bonus of up to $300,000 based on the operating performance of the Company for 2010, of which $225,000 has been paid to date. Based on the performance of the Company to date, we expect to pay each of Messrs. Sullivan and Nocifora the entire amount of their potential bonuses prior to the effective time of this offering. On September 1, 2010, we entered into new employment agreements with Mr. Sullivan and Mr. Nocifora, which will be effective upon the completion of this offering and will supercede their existing employment agreements. The material terms and conditions of the September 1 agreements are summarized below:

Brian M. Sullivan’s Employment Agreement. Its principal provisions include the following:

•	The term of the agreement is three years;

•	He shall serve as chief executive officer of the Company, and for so long as he serves as the highest-ranking officer of the Company, he is to be nominated by the Company’s corporate governance and nominating committee for re-election as a director;

•	His annual base salary is $750,000;

•	Based upon his achievement of performance measures determined by the compensation committee, he will be eligible to receive an annual cash incentive bonus determined by the compensation committee with a target annual bonus opportunity of between 75% and 150% of his annual base salary; and

•	The compensation committee shall consider granting him an equity award under our 2010 equity incentive plan.

David C. Nocifora’s Employment Agreement. Its principal provisions include the following:

•	The term of the agreement is three years;

•	He shall serve as chief operating officer and chief financial officer of the Company;

•	His annual base salary is $500,000;

•	Based upon his achievement of performance measures determined by the compensation committee, he will be eligible to receive an annual cash incentive bonus determined by the compensation committee with a target annual bonus opportunity of between 50% to 100% of his annual base salary; and

•	The compensation committee shall consider granting him an equity award under our 2010 equity incentive plan.

The employment agreements for Messrs. Sullivan and Nocifora also provide for compensation in the event of termination of their employment due to death or disability, without cause, and by the executive for good reason, and upon a change of control. In general, these employment agreements contain the following termination-related provisions:

Termination Due to Death or Disability. Severance payments equal to any unpaid portion of the executive’s accrued base salary, any unpaid accrued bonus from prior years, and any other unpaid amounts and benefits to which the executive is entitled as of the termination under any of our compensation plans and programs.

Termination Without Cause or by the Executive for Good Reason. Severance payments equal to the executive’s base salary for 18 months plus an amount equal to a pro rata portion of the executive’s target cash bonus for the year in which such termination occurs, plus any unpaid bonus from prior years, and any other unpaid amounts and benefits to which the executive is entitled as of the termination under any of our compensation plans and programs.

Severance. Receipt of any severance and benefits upon termination without cause or for good reason is conditioned on the executive signing a release and waiver of claims in a form satisfactory to us.

Non-Competition. Our executive officers are also generally prohibited from disclosing confidential information and trade secrets, soliciting any employee, vendor or client for one year following termination of their employment and working with or for any competing companies during their employment and for two years thereafter.

Termination upon a Change of Control. Severance payments are payable upon termination beginning with the date six months prior to the Change of Control and ending two years after the Change of Control in an amount equal to the executive’s base salary for 18 months plus an amount equal to a pro rata portion of the executive’s target cash bonus amount for the year in which such termination occurs.

Change of Control. Occurs if (i) any person who was not a stockholder of the Company as of the effective date of the transaction plan becomes the direct or indirect beneficial owner of 30% or more of our voting securities, (ii) there is a merger or consolidation of the Company which would result in our then current shareholders owning less than 50% of our voting securities; (iii) there is a change in the board of directors such that the individuals who then served on the board ceased to constitute at least a majority of the board of directors; or (iv) we liquidate, dissolve or sell substantially all of our assets.

2010 Equity Incentive Plan

General

Set forth below is a summary of our 2010 equity incentive plan (the “2010 equity incentive plan”), which is qualified in its entirety by the specific language of the 2010 equity incentive plan, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part. The 2010 equity incentive plan will be in effect upon the completion of this offering.

The purpose of the 2010 equity incentive plan is to promote the interests of the Company and our stockholders by (i) attracting, retaining and motivating employees, non-employee directors and independent contractors (including prospective employees, non-employee directors and independent contractors), (ii) motivating such individuals to achieve long-term Company goals and to further align their interest with those of the Company’s stockholders by providing incentive compensation opportunities tied to the performance of the common stock of the Company and (iii) promoting increased ownership of our common stock by such individuals.

Summary of the 2010 Equity Incentive Plan

Types of Awards. The 2010 equity incentive plan provides for the grant of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), nonqualified stock options, stock appreciation rights, restricted stock, restricted stock unit and performance stock unit awards, stock awards and other equity-based and equity-related awards.

Plan Administration. The 2010 equity incentive plan will be administered by the compensation committee of the board of directors or a subcommittee thereof, or such other committee our board of directors designates (the “Committee”). Subject to the terms of the 2010 equity incentive plan and applicable law, the Committee has discretion to administer the 2010 equity incentive plan, including, but not limited to, the authority to (i) grant awards, (ii) to determine the persons to whom and the date of awards, (iii) determine the type of awards to be granted to a participant, (iv) determine the number of awards to be granted, the number of shares of our common stock or cash or other property to which an award may relate, (v) determine the terms, conditions, restrictions and performance criteria relating to any awards, (vi) determine whether, to what extent, and under what circumstances awards may be settled, cancelled, forfeited, exchanged or surrendered, (vii) construe and interpret the 2010 equity incentive plan and any award, (viii) proscribe, amend and rescind rules and regulations with regard to the 2010 equity incentive plan, (ix) determine the terms and provisions of any agreement entered into in connection with an award, and (x) make any other determination deemed necessary or advisable for the administration of the 2010 equity incentive plan.

Stock Subject to the Plan. Subject to adjustment for changes in capitalization, the maximum aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the 2010 equity incentive plan is [ * ] (the “Plan Share Limit”). Shares of our common stock that are issued in an award shall again become available for awards under the following circumstances:

•	any shares subject to an award that remain unissued upon the cancellation, surrender, exchange or termination of such award without having been exercised or settled;

•	any shares subject to an award that are retained by the Company as payment of the exercise price or tax withholding obligations with respect to an award;

•	a number of shares equal to the number of previously owned shares of common stock surrendered to the Company as payment of the exercise price of an option or to satisfy tax withholding obligations with respect to an award;

•	a number of shares equal in value to any payment or settlement of an award in cash; and

•	in the event of the exercise of a stock appreciation right, a number of shares equal to the excess of the number of shares subject to the stock appreciation right over the number of shares delivered upon the exercise of the stock appreciation right.

Changes in Capitalization. In the event of any stock dividend or extraordinary dividend or other distribution is declared (whether in the form of cash, shares of common stock or other property), or there occurs any recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event, the Committee will make adjustments and other substitutions to awards under the 2010 equity incentive plan in the manner it determined to be appropriate or desirable.

Source of Shares. Any shares issued under the 2010 equity incentive plan consist, in whole or in part, of authorized and unissued shares of common stock or of treasury shares.

Eligible Participants. Any employees of the Company (including officers of the Company, whether or not they are directors of the Company), independent contractors to the Company and non-employee directors of the Company are eligible to receive awards under the 2010 equity incentive plan.

Termination of Employment or Service. Unless otherwise determined by the Committee:

•	in the event that the employment of a participant with the Company, or the service of a non-employee to the Company, terminates for any reason other than cause, death, disability or retirement, then:

•	each vested award shall remain exercisable for 90 days; and

•	each non-vested award shall terminate at the time of such termination.

•	in the event that the employment of a participant with the Company, or the service of a non-employee to the Company, terminates as a result of death, disability or retirement, the treatment of each outstanding award shall be determined by the Committee in its sole discretion; and

•	in the event that the employment of a participant with the Company, or the service of a non-employee to the Company, terminates for cause, then each outstanding award shall terminate as of the time of such termination.

Performance Based Compensation. The Committee may make awards hereunder to certain employees that are intended to qualify as performance-based compensation under Section 162(m) of the Code. The exercisability and/or payment of such awards may be subject to the achievement of performance goals and to certification of such achievement in writing by the Committee. Such performance goals shall be established in writing by the Committee not later than the time period prescribed under Section 162(m). All provisions of such Awards which are intended to qualify as performance-based compensation will be construed in a manner to so comply.

Amendment and Termination. Subject to (i) any applicable law or government regulation, (ii) any requirement that must be satisfied if the 2010 equity incentive plan were intended to be a stockholder approved plan for purposes of Section 162(m) of the Code and (iii) the rules of the NYSE Amex Equities stock exchange, our board of directors may, at any time, suspend or terminate the 2010 equity incentive plan or revise or amend it in any respect whatsoever without the approval of our stockholders, provided that stockholder approval shall be required to increase the Plan Share Limit.

Term. Unless earlier terminated by our board of directors, the right to grant awards under the 2010 equity incentive plan shall terminate on the day last preceding the tenth anniversary of the effectiveness of the 2010 equity incentive plan.

Performance Unit Plan

CTPartners Executive Search LLC had a performance unit plan which was terminated prior to the effectiveness of the registration statement of which this prospectus is a part. The performance unit plan worked much like a phantom stock plan, in that units were granted to participants with a value equal to the value of CTPartners Executive Search LLC’s member units at the date of grant and were cashed out at a price equal to the value of CTPartners Executive Search LLC’s member units at the time such units were re-purchased by the Company. Therefore, the participant only received the increase in value from the date of grant to the date of purchase. All member units issued under the performance unit plan will, upon completion of this offering, be converted into stock appreciation rights under the 2010 equity incentive plan. In 2009, the named executive officers received the following grants of restricted stock (assuming conversion of each of our outstanding member units to shares of common stocks at a ratio of [ * ]):

Name	Number of Units	Grant Price

Brian M. Sullivan
David C. Nocifora

Retirement Plans

The Company sponsors a noncontributory defined benefit cash balance plan which covers our U.S. employees, including our named executive officers, who meet certain eligibility requirements. Participants’ accrued benefits are based on account balances which are maintained for each individual and are credited with additions equal to a percentage of compensation as defined in the plan. Participants’ balances are also credited with interest in accordance with the plan. The plan was frozen effective December 31, 2008 and no benefit accruals were made in 2009 nor will future benefit accruals be earned by participants.

The Company also sponsors a defined contribution plan whereby our U.S. employees, including our named executive officers, meeting the Plan’s eligibility requirements may elect to defer a portion of their compensation. The maximum allowable employee deferral is adjusted each year subject to certain limitations. The Company has no obligation to make any contributions to this plan. In addition, the Company also sponsors a qualified defined contribution discretionary profit sharing plan which covers U.S. employees meeting certain eligibility requirements. Neither Mr. Sullivan nor Mr. Nocifora received any benefits under either of these plans in 2009.

Perquisites and other Personal Benefits

We provide our executives with the same benefits that are provided to all employees generally, including medical, dental and vision benefits, group term life insurance, and participation in the Company’s global pension schemes.

Summary Compensation Table

The following table sets forth information with respect to our chief executive officer and chief financial officer, the only two persons who were serving as executive officers of the Company at the end of our last fiscal year, for the fiscal years ended December 31, 2009.

							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and Principal			Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Position	Year	Salary(1)	($)	($)	($)	($)(2)	($)	($)	($)

Brian M. Sullivan,	2009	$282,500	$150,000(2)	$—	$—	$0	$	$—	$432,500
Chief Executive Officer
David C. Nocifora,	2009	$282,500	$75,000(3)	$—	$—	$0	$—	$—	$357,500
Chief Operating and Financial Officer

(1)	“Salary” includes contributions to our 401(k) Plan by each of the executive officers listed below for fiscal 2009, as follows:

Name	2009

Brian M. Sullivan	$22,000
David C. Nocifora	$14,125

(2)	Mr. Sullivan was entitled to receive, pursuant to the terms of his then-effective employment agreement with the Company, a base salary of $400,000 and bonus of $1,100,000 in 2009, but voluntarily agreed to reduce his base salary to $282,500 and bonus to $150,000 for 2009 in connection with the Company’s cost-saving initiatives.

(3)	Mr. Nocifora was entitled to receive, pursuant to the terms of his then-effective employment agreement with the Company, a base salary of $450,000 and bonus of $200,000 in 2009, but voluntarily agreed to reduce his base salary to $282,500 and bonus to $75,000 for 2009 in connection with the Company’s cost-saving initiatives.

Director Compensation

During fiscal 2009, none of the members of our board of managers received any compensation in his or her capacity as a member of the board of managers.

Prior to the completion of this offering, we intend to adopt a director compensation plan to compensate our directors who are not our employees. Under this policy, each such director will receive an annual retainer of $40,000 payable as follows: (i) $20,000 ($5,000 per quarter) in cash and (ii) $20,000 in restricted stock units granted under our 2010 equity incentive plan. The restricted stock units will vest on the first anniversary of their date of grant. If a director is not a member of our board of directors on the first anniversary of the grant, the restricted stock units will nonetheless vest on such anniversary date if the director’s termination was due to death, disability or ineligibility to stand for reelection. In addition, the chairman of each of the audit committee, the compensation committee and the nominating and corporate governance committee will receive an annual cash retainer of $10,000, $7,500 and $7,500, respectively, payable at the end of each quarter. Members of the audit committee, compensation committee and nominating and corporate governance committee will each receive $2,500, $1,000 and $1,000, respectively. We will reimburse the reasonable expenses our non-employee directors incur in connection with attending board and committee meetings.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of          , 2010, information concerning the beneficial ownership of our common stock prior to this offering, after giving effect to the conversion of our outstanding member units to shares of common stock at a ratio of [ * ], and after giving effect to this offering by:

•	each selling stockholder;

•	each holder of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and named executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our common stock. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned and subject to applicable community property laws. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of [ * ], 2010 are deemed to be outstanding and to be beneficially owned by the persons holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Beneficial ownership is based upon [ * ] of our member units outstanding as of [ * ], 2010 and assumes the conversion of such units to shares of common stock at a ratio of [ * ]. Unless otherwise noted, the address of each stockholder is c/o CTPartners Executive Search Inc., 1166 Avenue of the Americas, 3rd Floor, New York, NY 10036.

	Shares Beneficially		Shares Beneficially
	Owned Prior to this		Owned After this
Name of Beneficial Owner	Offering(1)(2)	Percent	Offering	Percent

Brian M. Sullivan
David C. Nocifora
All named executive officers and directors as a group ( persons)

*	Less than 1%.

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of [ * ], 2010 through the exercise of any option, warrant or other right. Unless otherwise indicated below, each person has sole voting power or investment power, or both, with respect to the shares shown as beneficially owned.

(2)	Assumes conversion of each of our outstanding member units to shares of common stock at a ratio of [ * ].

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On June 16, 2008, we entered into identical convertible promissory notes with 27 of our employees pursuant to which we raised an aggregate of $2.5 million including a note with Mr. Sullivan, our chief executive officer, in the amount of $1,000,000 and a note with Mr. Nocifora, our chief operating and chief financial officer, in the amount of $25,000. The notes pay interest, on a quarterly basis, at a fixed rate of 5% per year. Prior to the effective date of this prospectus, we intend to give notice of our intent to prepay 100% of the outstanding principal balance of these notes, which we can do at any time. The holder of each note has the right to convert the note to equity for a period of 10 days after we provide notice of intent to prepay.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law (“DGCL”).

General

Upon completion of this offering, our authorized capital stock will consist of [ * ] shares of common stock, par value $0.001 per share, and [ * ] shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our board of directors.

As of [ * ], we had (assuming the conversion of each of our outstanding member units to shares of common stock at a ratio of [ * ]) issued and outstanding [ * ] shares of common stocks held by [ * ] holders of record. [ * ].

The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, as in effect immediately following the closing of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Assuming the automatic conversion of all of our member units for our common stock immediately prior to the closing of this offering, there will be [ * ] shares of our common stock outstanding upon the closing of this offering.

Holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of our common stock will not have any cumulative voting rights in the election of our directors. Except as required by law or our certificate of incorporation and bylaws, the vote of a majority of the shares represented in person or by proxy at any meeting at which a quorum is present will be sufficient for the transaction of any business at a meeting. Subject to preferences held by, or that may be granted to, any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose. Our common stock will have no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Our board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of [ * ] shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as our board of directors determines. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We currently have no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies. Our board of directors will be elected annually to serve until the next annual meeting of stockholders. Our certificate of incorporation provides that directors may be removed only for cause and then only by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The limitations on removal of directors and treatment of vacancies has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders. Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders. Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office and our Chairman of the Board and Chief Executive Officer may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws. As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock. Our certificate of incorporation provides for [ * ] authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Limitation of Liability and Indemnification Matters. Our certificate of incorporation and bylaws include provisions that limit the liability of our officers and directors for monetary damages for breach of their fiduciary duty as officers and directors, except for liability that cannot be eliminated under the DGCL. Any amendment or repeal of these provisions will require the affirmative vote of at least 75% of the outstanding shares entitled to vote on such amendment or repeal, and any such amendment or repeal shall be prospective only. Our certificate of incorporation and bylaws also provide that officers and directors will be indemnified to the fullest extent permitted under Delaware law, including against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Anti-takeover Effects of Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the date that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203 of the DGCL, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), shares owned by persons who are directors and also officers, and employee stock plans, in some instances,; or

•	at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 of the DGCL defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of ten percent (10%) or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interest stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 of the DGCL defines an interested stockholder as any entity or person beneficially owing fifteen percent (15%) or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Listing

We intend to apply to have our common stock quoted on the NYSE Amex Equities stock exchange and have reserved the symbol “CTP.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be [ * ].

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that substantial sales may occur, could materially and adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise capital in the future.

Sales of Restricted Shares

Upon completion of this offering, we will have [ * ] shares of common stock outstanding. Of these shares of common stock, the [ * ] shares of common stock being sold in this offering, plus any shares issued upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining [ * ] shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among other things, the exemptions provided by Rule 144 of the Securities Act, which are summarized below. Taking into account the lock-up agreements described below and the provisions of Rule 144, additional shares of our common stock will be available for sale in the public market as follows:

•	no shares of restricted securities will be available for immediate sale on the date of this prospectus; and

•	[ * ] shares of our common stock will be available for sale after the expiration of the lock-agreements (180 days after the date of this prospectus unless earlier waived by William Blair & Company, L.L.C. or unless extended in the circumstances described under “Underwriting” elsewhere in this prospectus) pursuant to Rule 144.

Rule 144

The availability of Rule 144 will vary depending on whether shares of our common stock are restricted and whether they are held by an affiliate or a non-affiliate. For purposes of Rule 144, a non-affiliate is any person or entity that is not our affiliate at the time of the sale and has not been our affiliate during the preceding three months.

In general, under Rule 144, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an affiliate who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell within any three-month period any number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately [ * ] shares immediately after consummation of this offering; or

•	the average weekly trading volume of our common stock on the open market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

In addition, any sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Our affiliates must comply with all the provisions of Rule 144 (other than the six-month holding period requirement) in order to sell shares of our common stock that are not restricted securities, such as shares acquired by our affiliates either in this offering or through purchases in the open market following this offering. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, an issuer.

Similarly, once we have been a reporting company for at least 90 days, a non-affiliate who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell those shares without complying with the volume limitation, manner of sale and notice provisions of Rule 144, provided that certain public information is available. Furthermore, a non-affiliate who has beneficially owned our shares of restricted common stock for at least one year will not be subject to any restrictions under Rule 144 with respect to such shares, regardless of how long we have been a reporting company.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Lock-up Agreements

We, each of our directors and executive officers and substantially all of our existing equityholders, including the selling stockholders, have agreed, for a period of 180 days after the date of this prospectus, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of common stock or any securities convertible into or exchangeable for any shares of common stock, without prior written consent of William Blair & Company, L.L.C., other than shares of common stock issued in this offering, under our 2010 equity incentive plan or upon exercise of stock options granted pursuant to our 2010 equity incentive plan.

Additionally, our directors, executive officers and substantially all of our existing equityholders, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to sell any shares of our common stock or securities convertible into, or exercisable or exchangeable for, shares of our common stock, without the prior written consent of William Blair & Company, L.L.C., except as follows:

•	commencing on the first anniversary of the date of this prospectus, each such person may sell up to one-third of the shares of common stock held by such person as of the date of this prospectus;

•	commencing on the second anniversary of the date of this prospectus, each such person may sell up to two-thirds of the shares of common stock held by such person as of the date of this prospectus; and

•	commencing on the third anniversary of the date of this prospectus, each such person may sell one hundred percent of the shares of common stock held by such person as of the date of this prospectus.

See “Underwriting.” William Blair & Company, L.L.C., in their discretion on behalf of the underwriters, may release any of the securities subject to these lock-up agreements at any time without notice.

Immediately following the consummation of this offering, stockholders subject to lock-up agreements will hold [ * ] shares of our common stock, representing about [ * ]% of our outstanding shares of common stock after giving effect to this offering, or about [ * ]% of our then outstanding shares of common stock if the underwriters’ option to purchase additional shares is exercised in full.

UNDERWRITING

The underwriters named below have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters, the selling stockholders and us, to purchase from the selling stockholders and us the respective number of shares of common stock set forth opposite each underwriter’s name in the table below. William Blair & Company, L.L.C. is acting as the Sole Book-Running Lead Manager and C.L. King & Associates, Inc. is acting as Co-Manager for this offering.

Number of
Underwriter	Shares

William Blair & Company, L.L.C.
C.L. King & Associates, Inc.

Total

This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant to this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $[ * ] per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $[ * ] per share to certain other dealers.

The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we and the selling stockholders will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about [ * ], 2010. At that time, the underwriters will pay us and the selling stockholders for the shares in immediately available funds. After commencement of the public offering, the underwriters may change the public offering price and other selling terms.

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of [ * ] additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments, if any. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described above.

The selling stockholders have also granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of [ * ] additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments, if any. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described above.

The underwriters have reserved for sale in a directed share program, at the initial public offering price, up to [ * ] shares of common stock in this offering for our employees and other related persons. Purchases of the reserved shares would reduce the number of shares available for sale to the general public. The underwriters will offer any reserved shares which are not so purchased to the general public on the same terms as the others shares being sold in this offering.

The following table summarizes the compensation to be paid by us and the selling stockholders to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

Total
	Per	Without	With
	Share	Over-Allotment	Over-Allotment

Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds to selling stockholders	$	$	$

We will pay the offering expenses of the selling stockholders, except for the underwriting discounts and commissions associated with the shares of common stock sold by the selling stockholders. We estimate that our total expenses for this offering, excluding the underwriting discounts and commissions, will be approximately $[ * ].

We, each of our directors and executive officers and substantially all of our existing equityholders, including the selling stockholders, have agreed, for a period of 180 days after the date of this prospectus, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of common stock or any securities convertible into or exchangeable for any shares of common stock, without prior written consent of William Blair & Company, L.L.C., other than shares of common stock issued in this offering, under our 2010 equity incentive plan or upon exercise of stock options granted pursuant to our 2010 equity incentive plan.

Additionally, our directors, executive officers and substantially all of our existing equityholders, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to sell any shares of our common stock or securities convertible into, or exercisable or exchangeable for, shares of our common stock, without the prior written consent of William Blair & Company, L.L.C., except as follows:

•	commencing on the first anniversary of the date of this prospectus, each such person may sell up to one-third of the shares of common stock held by such person as of the date of this prospectus;

•	commencing on the second anniversary of the date of this prospectus, each such person may sell up to two-thirds of the shares of common stock held by such person as of the date of this prospectus; and

•	commencing on the third anniversary of the date of this prospectus, each such person may sell one hundred percent of the shares of common stock held by such person as of the date of this prospectus.

The 180-day lock-up period applicable to us will automatically be extended if (1) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then the lock-up period will automatically be extended and the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event, as applicable, unless William Blair & Company, L.L.C. waives, in writing, such extension. This extension will not apply if the publication of research reports by the underwriters during the period around the expiration of this lock-up period is no longer restricted by applicable law or regulation.

Any shares of common stock purchased in the directed share program will not be subject to the lock-up period described above (although a director or executive officer could otherwise be subject to a lock-up agreement as a director or executive officer).

The agreement does not extend to transfers or dispositions (i) by gift, or (ii) to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder; provided the donee, trustee, distributee or transferee, as the case may be, agrees to be bound by the foregoing restrictions for the duration of the lock-up periods.

We may grant options and issue common stock under existing stock option plans and issue shares in connection with any outstanding convertible securities or options during the lock-up periods.

In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. will take into account various factors, including the length of time before the lock-up expires, the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, the restrictions on publication of research reports that would be imposed by Financial Industry Regulatory Authority rules, market conditions generally, and the reason for the requested release.

The representative has informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representative has also informed us that the underwriters intend to deliver all copies of this prospectus via electronic means, via hand delivery or through mail or courier services. A prospectus in electronic format may be made available on Internet websites or through other online services maintained by the underwriters or their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s or any of its affiliates’ websites and any information contained in any other website maintained by an underwriter or any of its affiliates is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

In the underwriting agreement, we and the selling stockholders have made certain representations and warranties to the underwriters and have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment, or short sale, involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. If the underwriters sell more shares than they have the right to purchase from us pursuant to the underwriting agreement, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, the representative may impose a penalty bid. This allows the representative to reclaim the selling concession allowed to an underwriter or selling group member if shares of common stock sold by such underwriter or selling group member in this offering are repurchased by the representative in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the NYSE Amex Equities stock exchange or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of our common stock.

Prior to this offering, there has been no public market for our common stock. Consequently, we, the selling stockholders and the representative of the underwriters have negotiated to determine the initial public offering price. We and they have considered current market conditions, our operating results in recent periods, the market capitalization of other companies in our industry and estimates of our potential.

We intend to apply to have our common stock approved for listing on the NYSE Amex Equities stock exchange and have reserved the symbol “CTP.”

In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking, and other services to us for which they have received, and may in the future receive, customary fees or other compensation.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

In September 2009, the Company dismissed Grant Thornton LLP as the Company’s independent public accounting firm. Grant Thornton’s report on the consolidated financial statements of the Company for the year ended December 31, 2008 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the year ended December 31, 2008 and the subsequent period during 2009 prior to their dismissal, there were no (i) disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to Grant Thornton’s satisfaction, would have caused Grant Thornton to make reference thereto in its report on the consolidated financial statements of the Company or (ii) reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

We have furnished Grant Thornton with a copy of the foregoing disclosure and requested that Grant Thornton furnish us with a letter addressed to the Securities and Exchange Commission stating whether Grant Thornton agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of the letter will be filed as an exhibit to the registration statement of which this prospectus is a part.

In September 2009, the Company retained McGladrey & Pullen, LLP to be the Company’s independent registered public accounting firm. Our board of managers approved the dismissal of Grant Thornton and the retention of McGladrey & Pullen. Prior to engaging them, we did not consult with McGladrey & Pullen with regard to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered, and neither a written report nor oral advice was provided to the Company that McGladrey & Pullen concluded was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon by us by Ulmer & Berne LLP, Cleveland, Ohio. Certain legal matters in connection with this offering will be passed upon for the underwriters by McDermott Will & Emery LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements appearing in this prospectus and in the registration statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financials statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of actual contracts, agreements or other documents.

You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s Public Reference Room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains an internet site that contains reports, proxy and information statement and other information regarding issuers that file with the SEC. The web site address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing to us at 1166 Avenue of the Americas, 3rd Floor, New York, NY 10036 or telephoning us at (212) 588-3500.

Upon the effectiveness of the registration statement, we will be subject to the information requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy and information statements and other information with the SEC. Such annual, quarterly and current reports, proxy and information statements and other information can be inspected and copied and the locations set forth above. We will report our financial statements on a year ended December 31. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent certified public accountants and with quarterly reports containing unaudited consolidated financial statement for each of the first three quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS
CTPartners Executive Search LLC and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
CTPartners Executive Search LLC and Subsidiaries
Cleveland, Ohio

We have audited the accompanying consolidated balance sheets of CTPartners Executive Search LLC and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, members’ equity (deficit) and cash flows for each of the years in the three year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CTPartners Executive Search LLC and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As described in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted certain provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic No. 480, Distinguishing Liabilities from Equity, for the Company’s mandatorily redeemable units and adopted Accounting Standards Update No. 2009-04, Accounting for Redeemable Equity Instruments for the Company’s redeemable member units.

/s/  McGladrey & Pullen, LLP

Cleveland, Ohio
September 2, 2010

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008

	2009	2008

Assets
Current Assets
Cash	$5,093,700	$3,666,370
Accounts receivable, net	15,351,547	10,659,319
Other receivables	790,975	932,805
Prepaid expenses	1,671,510	2,098,893
Other	550,425	488,745

Total current assets	23,458,157	17,846,132
Leasehold Improvements and Equipment, net	3,714,657	4,858,201
Other Assets	703,286	709,164

	$27,876,100	$23,413,497

Liabilities, Redeemable Member Units and Members’ Equity (Deficit)
Current Liabilities
Current portion of long-term debt	$960,742	$762,293
Line of credit	4,660,027	2,711,716
Accounts payable	647,473	2,945,705
Accrued compensation	13,425,668	13,279,390
Accrued business taxes	1,115,697	1,056,344
Accrued expenses	1,414,786	1,733,055

Total current liabilities	22,224,393	22,488,503
Long-Term Liabilities
Long-term debt, less current maturities	4,240,053	5,241,488
Deferred rent	1,697,122	1,888,558
Pension liability	569,005	684,941
Mandatorily redeemable member units	628,810	926,781
Other	191,148	204,990

Total long-term liabilities	7,326,138	8,946,758
Redeemable Member Units	30,937,827	44,739,130
Members’ Equity (Deficit)	(32,612,258)	(52,760,894)

	$27,876,100	$23,413,497

See Notes to Consolidated Financial Statements.

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2009	2008	2007

Net revenue	$73,860,740	$105,715,730	$116,628,010
Reimbursable expenses	2,727,182	4,994,766	4,304,209

Total revenue	76,587,922	110,710,496	120,932,219
Operating Expenses
Compensation and benefits	48,571,747	82,640,507	87,650,465
General and administrative	19,412,165	23,027,095	26,182,635
Reimbursable expenses	2,942,669	5,117,286	4,777,021

	70,926,581	110,784,888	118,610,121

Operating income (loss)	5,661,341	(74,392)	2,322,098
Financial Income (Expense)
Interest expense	(499,838)	(708,171)	(765,382)
Interest income	90,804	111,786	77,861

	(409,034)	(596,385)	(687,521)

Income (loss) before income taxes	5,252,307	(670,777)	1,634,577
Income tax expense	(463,698)	(537,389)	(308,485)

Net income (loss)	$4,788,609	$(1,208,166)	$1,326,092

Basic and diluted income (loss) per weighted average member unit
Class E units	$6.54	$0.98	$4.55
All other equity units	$4.53	$(2.01)	$0.34
Basic and diluted weighted average member units outstanding
Class E units	238,046	238,046	238,046
All other equity units	660,267	626,399	600,739

See Notes to Consolidated Financial Statements.

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

			Notes	Accumulated	Total
			Receivable	Other	Members’
		Members’	from Members’	Comprehensive	Equity
	Units	Equity (Deficit)	Purchase of Units	Income (Loss)	(Deficit)

Balance, January 1, 2007	931,567	$(5,786,040)	$(1,352,433)	$(226,771)	$(7,365,244)
Adoption of certain provisions of FASB ASC 480	—	(702,534)	—	—	(702,534)
Adoption of FASB ASU 2009-04	—	(30,806,731)	—	—	(30,806,731)

Balance as restated, January 1, 2007	931,567	(37,295,305)	(1,352,433)	(226,771)	(38,874,509)
Comprehensive income (loss):
Net income	—	1,326,092	—	—	1,326,092
Change due to cumulative translation adjustments	—	—	—	8,644	8,644
Change in pension funding status	—	—	—	(153,741)	(153,741)
Other comprehensive loss	—	—	—	(17,659)	(17,659)

Comprehensive income	—	—	—	—	1,163,336
Change in fair value of redeemable member units	—	(14,921,079)	—	—	(14,921,079)
Equity-based compensation	33,167	1,133,705	—	—	1,133,705
Member units issued	12,502	518,029	(518,029)	—	—
Member units redeemed	(16,878)	(292,897)	—	—	(292,897)
Member payments received on notes receivable	—	—	1,194,432	—	1,194,432

Balance, December 31, 2007	960,358	(49,531,455)	(676,030)	(389,527)	(50,597,012)
Comprehensive loss:
Net loss	—	(1,208,166)	—	—	(1,208,166)
Change due to cumulative translation adjustments	—	—	—	(1,572,336)	(1,572,336)
Change in pension funding status	—	—	—	(1,150,479)	(1,150,479)
Other comprehensive loss	—	—	—	(60,000)	(60,000)

Comprehensive loss	—	—	—	—	(3,990,981)
Change in fair value of redeemable member units	—	988,680	—	—	988,680
Equity-based compensation	11,853	1,071,313	—	—	1,071,313
Member units redeemed	(10,824)	(252,291)	—	—	(252,291)
Member distributions	—	(711,582)	—	—	(711,582)
Member payments received on notes receivable	—	—	574,871	—	574,871
Discount on convertible promissory notes	—	156,108	—	—	156,108

Balance, December 31, 2008	961,387	(49,487,393)	(101,159)	(3,172,342)	(52,760,894)
Comprehensive income (loss):
Net income	—	4,788,609	—	—	4,788,609
Change due to cumulative translation adjustments	—	—	—	530,342	530,342
Change in pension funding status	—	—	—	187,327	187,327
Other comprehensive loss	—	—	—	(7,790)	(7,790)
Forgiveness of intercompany debt	—	(171,877)	—	171,877	—

Comprehensive income	—	—	—	—	5,498,488
Change in fair value of redeemable member units	—	13,801,303	—	—	13,801,303
Equity-based compensation	(77)	827,370	—	—	827,370
Member units redeemed	(16,387)	(12,988)	—	—	(12,988)
Member payments received on notes receivable	—	—	34,463	—	34,463

Balance, December 31, 2009	944,923	$(30,254,976)	$(66,696)	$(2,290,586)	$(32,612,258)

See Notes to Consolidated Financial Statements.

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2009	2008	2007

Cash Flows From Operating Activities
Net income (loss)	$4,788,609	$(1,208,166)	$1,326,092
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	1,243,554	1,190,947	964,397
Loss on equipment disposals	227,222	343,979	—
Equity-based compensation	827,370	1,071,313	1,133,705
Amortization of discount on convertible promissory notes	34,307	16,937	—
Forgiveness of convertible promissory note	(75,000)	—	—
Change in fair value of mandatorily redeemable member units	(297,971)	(58,662)	282,908
Changes in operating assets and liabilities:
Accounts receivable	(4,288,444)	5,240,245	(2,614,485)
Accrued compensation	122,147	(812,656)	2,641,355
Accrued business taxes	(59,353)	303,362	(409,706)
Accounts payables	(2,322,945)	2,084,920	(2,245,666)
Accrued expenses	(970,365)	(76,047)	2,009,441
Deferred rent	191,436	288,375	123,067
Pension liability	187,327	(1,150,479)	(153,741)
Prepaid expenses	502,835	(649,968)	(661,431)
Other assets	(21,459)	(140,659)	(1,241,070)

Net cash provided by operating activities	89,281	6,383,441	1,154,866

Cash Flows From Investing Activities
Purchase of leasehold improvements and equipment	(129,692)	(679,749)	(2,822,500)

Cash Flows From Financing Activities
Payments on notes payable — redemption of members’ units	(370,169)	(1,156,876)	(1,253,331)
Net proceeds (payments) on revolving credit facility	1,948,311	(3,931,414)	3,562,270
Principal payments on note payable — bank	(392,124)	(270,244)	(238,698)
Redemption of member units	(12,988)	(252,291)	(292,897)
Payments received on members’ notes receivable	34,463	574,871	1,194,432
Proceeds from convertible promissory notes	—	2,673,000	—
Payments on convertible promissory notes	—	(50,000)	—
Member distributions	—	(711,582)	—

Net cash provided by (used in) financing activities	1,207,493	(3,124,536)	2,971,776

Net increase in cash	1,167,082	2,579,156	1,304,142
Effect of foreign currency on cash	260,248	(1,313,919)	(5,803)
Cash:
Beginning	3,666,370	2,401,133	1,102,794

Ending	$5,093,700	$3,666,370	$2,401,133

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$563,500	$645,671	$766,317

Income taxes	$490,276	$489,188	$188,960

Supplemental Disclosure of Non Cash Financing Activities:
Change in fair value of redeemable member units	$(13,801,303)	$(988,680)	$14,921,079

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Basis of Presentation and Significant Accounting Policies

Description of Business — CTPartners Executive Search LLC, along with its subsidiaries (collectively, CTPartners or the Company), is a retained executive search firm with domestic and international executive search capabilities. The Company operates in the Americas, Europe and Asia Pacific. The Company also has a licensing arrangement with its associated offices in Latin America.

Principles of Consolidation — The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include the accounts of CTPartners Executive Search LLC and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk — The Company maintains balances at financial institutions which may, at times, exceed amounts federally insured in the U.S. and foreign countries. No losses have been incurred on such deposits.

Revenue Recognition. Substantially all revenue is derived from fees for professional services related to executive search services. Revenue before reimbursements of direct expenses (“net revenue”) consists of: retainer fees; indirect expenses billed to clients; supplemental fees (fees contractually due to the Company if the actual compensation of the placed candidate exceeds the estimated compensation on which the retainer fee was based or the client hires other candidates presented by the Company for positions not related to the original search assignment); and license revenue. Retainer fees and indirect expenses from executive search engagements are recognized over the expected period of performance in proportion to the estimated personnel time incurred to fulfill our obligations under the engagements. Any supplemental fees are recognized upon the occurrence of the event triggering the payment of a supplemental fee.

Reimbursements — The Company incurs out-of-pocket expenses that are generally reimbursed by its clients, which are accounted for as revenue in its consolidated statements of operations.

Accounts Receivable — The Company extends unsecured credit to customers under normal trade agreements, which generally require payments within 30 days. Accounts greater than 90 days past due are considered delinquent.

The allowance for doubtful accounts is based upon management’s review of delinquent accounts and an assessment of the Company’s historical evidence of collections. The Company also provides a reserve for billing adjustments based upon historical experience. The allowance for doubtful accounts and billing adjustments amounted to $1,012,000 and $966,000 at December 31, 2009 and 2008, respectively.

Leasehold Improvements and Equipment — Depreciation is provided using the straight-line method over the useful life of equipment, or in the case of leasehold improvements, the shorter of the life of the improvement or the length of the lease as follows:

Leasehold improvements	3-10 years
Office furniture, fixtures and equipment	5-7 years
Computer equipment and software	3-5 years

The Company periodically reviews the value of long-lived assets for impairment. There were no impairment write-downs for 2009, 2008, or 2007. Leasehold improvements and equipment are carried at cost less allowances for depreciation and amortization. Ordinary maintenance and repairs are charged against

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Basis of Presentation and Significant Accounting Policies (Continued)

earnings when incurred. Additions and major repairs are capitalized if they extend the useful life of the related asset.

Deferred Rent — The Company recognizes rent expense on the straight-line basis over the term of the lease. Deferred rent is recognized for the excess of rental expense over rental payments. The portion of deferred rent which will not be recognized into the statement of operations within one year is included as a long-term liability on the consolidated balance sheets at December 31, 2009 and 2008.

Mandatorily Redeemable Member Units and Redeemable Member Units — The Company’s member units are divided into various unit classes which contain similar economic and voting rights. Profits and losses are allocated according to the Amended and Restated Operating Agreement. As discussed in Note 2 to the consolidated financial statements, and effective January 1, 2007, the Company has adopted current accounting guidance in regards to accounting for certain financial instruments with characteristics of both liabilities and equity and for the classification and measurement of redeemable securities. This guidance requires companies with mandatorily redeemable features in their equity instruments to be classified separately from equity. The Company used its internal valuation method to measure the fair value per unit. The Company has reflected those units with mandatory redemption features as a long-term liability and the units with a redemption option as redeemable member units on its consolidated balances sheets. The change in fair value for those units with mandatory redemption features are included in compensation and benefits in the consolidated statements of operations. The change in fair value for the units with a redemption option are included as a component of members’ equity (deficit). Such guidance did not apply historically to CTPartners as a private company.

Equity-Based Compensation — The Company accounts for equity-based compensation based on the formula defined in its Unit Purchase Agreement and recognizes compensation expense over the requisite service period using the straight-line method. Units are periodically issued under the Company’s Performance Unit Plan solely at management’s discretion.

Income Taxes — CTPartners is a limited liability company that passes through income and losses to its members. As a result, the Company is not subject to any U.S. federal or state income taxes, as the related tax consequences are reported at the individual member’s level and are not reported within the Company’s consolidated financial statements. The Company may be subject to minimum state taxes in certain states that assess capital taxes or taxes based on gross receipts. The Company’s subsidiaries may be subject to entity-level income taxes in their respective foreign jurisdictions.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance effective January 1, 2009. Management evaluated the Company’s tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to tax examinations by U.S. federal, state, or local tax authorities for years prior to 2006. For non-US locations, the Company is no longer subject to audit examinations prior to 2006, except for the United Kingdom which extends to 2004. When and if applicable, potential interest and penalty costs are accrued as incurred, with expenses recognized in general and administrative expenses in the consolidated statements of operations.

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Basis of Presentation and Significant Accounting Policies (Continued)

Foreign Currency Remeasurement and Transactions — For all foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of accumulated other comprehensive income (loss) within members’ equity (deficit). Gains and losses from foreign currency transactions are included in operating results for the period. For 2009, 2008, and 2007, net foreign currency losses included in net income (loss) were $915,000, $325,000, and $55,000, respectively.

In 2009, the Company forgave a portion of its intercompany loan to its French subsidiary and needed to adjust accumulated other comprehensive income on the balance sheet for the cumulative amount of foreign currency adjustments relating to this portion of the intercompany loan.

Since the currency effect of the change in the intercompany debt flowed through comprehensive income (loss) as expense while the debt was outstanding, the Company recorded the currency effect of the debt forgiveness through comprehensive income (loss) as income when the debt was forgiven.

Accumulated Other Comprehensive Income (Loss) — The Company’s accumulated other comprehensive income (loss) is comprised of, and related to, the following at December 31:

	2009	2008	2007

Cumulative translation adjustments	$(1,051,638)	$(1,753,857)	$(181,521)
Pension funding status	(1,116,893)	(1,304,220)	(153,741)
Other	(122,055)	(114,265)	(54,265)

	$(2,290,586)	$(3,172,342)	$(389,527)

Financial Instruments — The Company measures the fair values of its financial instruments in accordance with accounting guidance that defines fair value, provides guidance for measuring fair value and requires certain disclosures. The guidance also discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company’s assets or liabilities carried at fair value are the mandatorily redeemable member units as described in Note 2, the performance units as described in Note 6 and the pension plan’s assets as described in Note 7. The carrying value of all other assets and liabilities does not differ materially from fair value.

Recently Adopted Accounting Standards — The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the FASB Accounting Standards Codificationtm, sometimes referred to as the Codification or ASC. The Codification was effective for periods ending on or after September 15, 2009.

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Basis of Presentation and Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements — The FASB issued Accounting Standards Update (ASU) 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value of such liability using one or more of the techniques prescribed by the update. ASU 2009-05 is effective for the Company beginning January 1, 2010. The Company is currently evaluating the impact that adoption will have on its consolidated financial statements.

The FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements, to provide more and improved disclosures about fair value measurements. This ASU affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurement.

The new disclosures and clarifications of existing disclosures are effective for annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010.

Basic and Diluted Earnings per Unit — Basic and diluted net income (loss) per unit is presented in conformity with the two-class method. The Class E units contain certain preference items related to income (loss) allocations and distributions. All other units share in the allocation of income (loss) and distributions equally. Participating units are allocated their portion of net income (loss) and consist of units subject to clawback and the mandatorily redeemable member units. The Company has not included the units that would be issued if the convertible promissory notes were converted because the conversion price is out of the money for all periods presented.

Income (loss) allocated to the unit holders in computing weighted average earnings per unit as follows:

	2009	2008	2007

Net income (loss) as reported	$4,788,609	$(1,208,166)	$1,326,092
Less: Income (loss) allocated to other participating member units	240,920	(183,916)	37,279

Net income (loss) used for earnings per share	$4,547,689	$(1,024,250)	$1,288,813

	2009	2008	2007

Class E units
Income	$1,078,435	$—	$81,748
(Losses)	—	(478,004)	—
Distributions	—	711,582	—
Previously allocated losses	478,004	—	1,000,763

	$1,556,439	$233,578	$1,082,511

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Basis of Presentation and Significant Accounting Policies (Continued)

	2009	2008	2007

All other equity units
Income	$2,991,250	$—	$206,302
(Losses)	—	(1,257,828)	—
Distributions	—	—	—

	$2,991,250	$(1,257,828)	$206,302

Unaudited Pro Forma Net Income per Share — Upon the conversion from a limited liability company to a C-corporation (corporation), all of the Company’s outstanding units will automatically convert into shares of common stock. The December 31, 2009 unaudited net income per share, calculated below, assumes an approximate one-to-five unit-to-share ratio upon conversion. The Company’s unaudited pro forma income tax footnote has been prepared as if the Company were taxable as a corporation since its inception. The Company can make no guarantee that a conversion to a corporation will occur.

2009
(Unaudited)

Taxable income	$5,108,562
Income tax	1,981,552
Numerator:
Net income	2,807,057
Denominator:
Weighted average common shares used to compute net income per share	7,400,000

Pro forma net income per share	$0.38

As a consequence of the anticipated conversion to a corporation, the Company will be required to change its tax filings from cash to accrual basis. As of December 31, 2009 the Company anticipated a one-time tax expense of approximately $5.5 million in 2010 as a result of this change.

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Basis of Presentation and Significant Accounting Policies (Continued)

Unaudited Pro Forma Incomes Taxes — The Company has operated as a limited liability company since 2004. The following pro forma disclosures for the years ended December 31, 2009, 2008, and 2007 have been prepared as if the Company had been taxable as a corporation since inception. The pro forma income tax expense for the year ended December 31, 2009 was $1,981,552, which is net of $11,000 for a pro forma deferred tax asset related to the non-deductible portion of bonus expense not paid within two and one-half months after year-end as required by the Internal Revenue Code.

	For the Year Ended December 31,
	2009	2008	2007

US income	$5,082,289	$5,648,426	$6,232,177
Non-US income (loss)	(293,680)	(6,856,592)	(4,906,085)

Net income (loss)	4,788,609	(1,208,166)	1,326,092
Temporary differences and nondeductible expenses	319,953	145,859	1,125,768
Utilization of net operating loss carryover	—	—	(2,358,911)

Taxable income	5,108,562	(1,062,307)	92,949
Current expense:
Federal tax	1,736,911	(361,185)	31,603
State and local tax	255,428	(53,115)	4,647

	1,992,339	(414,300)	36,250
Deferred expense:
Federal	(9,404)	90,201	(263,797)
State and local	(1,383)	13,265	(38,794)

	(10,787)	103,466	(302,591)

Total income tax expense	$1,981,552	$(310,834)	$(266,341)

Unaudited Pro Forma Members’ Equity (Deficit): If the Company converts from a limited liability company to a corporation, all of the member units outstanding will automatically convert into shares of common stock of CTPartners Executive Search, Inc. at an assumed five-to-one conversion ratio. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the member units is set forth in the following table:

	December 31, 2009
			Pro Forma
	As	Pro Forma	Stockholders’
	Reported	Adjustments	Equity (Deficit)

Members’ equity (deficit)/stockholders’ equity (deficit)
Common stock	$—	$7,400	$7,400
Additional paid-in capital	—	31,559,237	31,559,237
Accumulated other comprehensive loss	—	(2,290,586)	(2,290,586)
Mandatorily redeemable member units	628,810	(628,810)	—
Redeemable member units	30,937,827	(30,937,827)	—
Income tax expense	—	(1,982,000)	(1,982,000)
Members’ deficit/accumulated deficit	(32,612,258)	2,290,586	(30,321,672)

Total members’ equity (deficit)/stockholders’ equity (deficit)	$(1,045,621)	$(1,982,000)	$(3,027,621)

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Basis of Presentation and Significant Accounting Policies (Continued)

The pro forma common stock represents the aggregate par value of the common stock. The pro forma additional paid-in capital represents the aggregate carrying value of the member units less the aggregate par value.

The increase in the accumulated deficit is entirely attributed to $1,982,000 of accrued tax liabilities that would be realized upon conversion to a corporation.

Note 2.	Mandatorily Redeemable Member Units and Redeemable Member Units

The effects of adopting FASB ASC Topic 480 for mandatorily redeemable units and ASU 2009-04 for redeemable member units as of and for the years then ended December 31, 2008 and 2007 on the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows are included in the schedule below.

	As Originally	Effect of
Consolidated Balance Sheets	Reported	Adoption	As Restated

2008
Long-Term Liabilities	$8,019,977	$926,781	$8,946,758
Redeemable Member Units	—	44,739,130	44,739,130
Members’ Deficit	(7,094,983)	(45,665,911)	(52,760,894)

	As Originally	Effect of
	Reported	Adoption	As Restated

2007
Members’ Deficit	$(7,365,244)	$(31,509,265)	$(38,874,509)

	As Originally	Effect of
Consolidated Statements of Operations	Reported	Adoption	As Restated

2008
Compensation and benefits	$82,581,845	$58,662	$82,640,507
Operating loss	(15,730)	(58,662)	(74,392)
Net loss	(1,149,504)	(58,662)	(1,208,166)

	As Originally	Effect of
	Reported	Adoption	As Restated

2007
Compensation and benefits	$87,367,557	$282,908	$87,650,465
Operating income	2,605,006	(282,908)	2,322,098
Net income	1,609,000	(282,908)	1,326,092

	As Originally	Effect of
Consolidated Statements of Cash Flows	Reported	Adoption	As Restated

2008
Net loss	$(1,266,828)	$58,662	$(1,208,166)
Adjustments to reconcile net loss to net cash provided by operating activities:
Change in fair value of mandatorily redeemable member units	—	58,662	58,662

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2.	Mandatorily Redeemable Member Units and Redeemable Member Units (Continued)

	As Originally	Effect of
	Reported	Adoption	As Restated

2007
Net income	$1,609,000	$(282,908)	$1,326,092
Adjustments to reconcile net income to net cash provided by operating activities:
Change in fair value of mandatorily redeemable member units	—	282,908	282,908

The Company’s mandatorily redeemable member units are measured at fair value and have been classified as a Level 3 liability.

The changes in fair value of the mandatorily redeemable member units are summarized as follows:

	2009	2008	2007

Balance, beginning of year	$926,781	$985,443	$702,534
Unrealized (gains) losses	(297,971)	(58,662)	282,909

Balance, end of year	$628,810	$926,781	$985,443

Note 3.	Leasehold Improvements and Equipment

The components of the leasehold improvements and equipment at December 31 are as follows:

	2009	2008

Leasehold improvements	$3,522,433	$3,540,880
Office furniture, fixtures and equipment	2,201,861	2,249,770
Computer equipment and software	3,182,493	3,019,295

	8,906,787	8,809,945
Accumulated depreciation and amortization	(5,192,130)	(3,951,744)

	$3,714,657	$4,858,201

Depreciation and amortization expense for the years ended December 31, 2009, 2008, and 2007 was $1,243,554 and $1,190,947, and $964,397, respectively.

Note 4.	Long-Term Debt

Notes Payable — Bank: The Company is a party to a credit and security agreement (the “Amended and Restated Credit and Security Agreement” or “Credit Agreement”) with a bank which includes both a revolving credit facility and a term loan. The Agreement, as amended, provides for the revolving credit facility to expire on August 29, 2012. Under the terms of the revolving credit facility, the Company may borrow an amount equal to the lesser of $10 million or the “Borrowing Base” (the Company’s eligible accounts receivable as defined in the Credit Agreement), with interest calculated at 325 basis points above the LIBOR rate as defined in the revolving credit agreement (the adjusted LIBOR rate), which was 0.23% at December 31, 2009. The balance owed under the revolving credit facility at December 31, 2009 and 2008 was $4,660,027 and $2,711,716, respectively. Additionally, the Company has issued letters of credit related to office lease agreements secured by the Credit Agreement in the amounts of $3,008,000 and $3,456,000 as of December 31, 2009 and 2008, respectively. Available borrowings under the revolving credit facility was $6,992,000 at December 31, 2009.

The term loan was fully paid as of December 31, 2009. At December 31, 2008 the balance was $392,124 and bore interest at 250 basis points above the adjusted LIBOR rate.

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4.	Long-Term Debt (Continued)

The loans under the Credit Agreement are secured principally by accounts receivable and equipment. Additionally, the Company is required to maintain specified leverage and fixed charge coverage ratios as defined in the Credit Agreement. The Credit Agreement also requires the Company to maintain a minimum net worth based on a formula in the Credit Agreement.

Notes Payable — Redemption of Members’ Units: In 2005, the Company assumed the debt of Christian & Timbers, Inc. (the predecessor entity to the Company). The debt consisted of a note to the founder of Christian & Timbers, Inc. and notes to other former shareholders of Christian & Timbers, Inc. Also from time to time, the Company purchases member units from former members in the form of notes, payable over 5 years. The total due on these notes amounted to $2,757,659 and $3,127,827 at December 31, 2009 and 2008, respectively.

The note to the founder of Christian & Timbers, Inc. provides for minimum annual principal and interest payments of $300,000, provided that net profits are at least break-even on a rolling six month basis. Additional payments could be required to increase total payments to 1.5% of the prior calendar year’s net revenues, provided that the Company achieves certain operating performance benchmarks. The amount payable in the future is based on the Company’s estimated future results.

Convertible Promissory Notes: In 2008, the Company issued convertible promissory notes to certain unit holders. The notes bear a fixed annual interest rate of 5% and are due and payable in 2013. The notes can be prepaid by the Company at any time without penalty. The notes bear a conversion feature which gives the holders the option, but not the obligation, to convert any part or all of the unpaid principal due on the note into units of the Company, at the price defined in the notes purchase agreement. The price of the Company’s member unit is calculated per the Unit Purchase Agreement.

The convertible notes contain a nondetachable (embedded) conversion feature. The conversion feature in the notes is deemed beneficial because the embedded conversion feature was deemed “in-the-money” at the date of issuance. The conversion feature is recognized and measured by allocating a portion of the proceeds equal to the value of the conversion feature to members’ equity (deficit).

At December 31, 2009 and 2008, the outstanding balance of convertible notes was $2,548,000 and $2,623,000, respectively. At the date of issuance, the fair value of the beneficial conversion feature was $156,108. Interest expense related to amortization of the debt discount was $34,307 and $16,937 for 2009 and 2008, respectively.

The fair value of the notes payable-redemption of members’ units approximates carrying value. The fair value of the convertible promissory notes cannot be determined due to their related party nature.

Long-term debt consists of the following at December 31:

	2009	2008

Notes payable — redemption of members’ units	$2,757,659	$3,127,827
Note payable — bank	—	392,124
Convertible promissory notes, net of discount of $104,864 and $139,171	2,443,136	2,483,829

	5,200,795	6,003,780
Less current portion of long-term debt	960,742	762,293

	$4,240,053	$5,241,488

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4.	Long-Term Debt (Continued)

The schedule for future payments to be made on long-term debt is as follows:

2010	$960,742
2011	1,151,355
2012	634,767
2013	2,453,931

$5,200,795

Note 5.	Commitments

The Company is obligated under lease arrangements for office space and office equipment expiring in various years through 2017. Future annual required payments as of December 31, 2009 are as follows:

	Office
	Space	Equipment	Total

2010	$8,325,366	$142,403	$8,467,769
2011	6,356,755	89,366	6,446,121
2012	5,821,871	59,116	5,880,987
2013	5,504,973	9,286	5,514,259
2014	5,315,819	—	5,315,819
Thereafter	9,604,609	—	9,604,609

	$40,929,393	$300,171	$41,229,564

The minimum future payments to be received as of December 31, 2009 on sub-leases of certain office space, which expire in 2011, are as follows:

2010	$1,149,514
2011	213,051

$1,362,565

Rent expense (excluding sublease rental income) for the years ended December 31, 2009, 2008, and 2007 was $9,707,223, $9,945,497, and $10,142,827, respectively. Sublease rental income for the years ended December 31, 2009, 2008, and 2007 was $1,460,307, $1,782,390, and $1,981,786, respectively, and is included in general and administrative expenses as an offset to rent expense in the consolidated statements of operations.

Note 6.	Non-Qualified Unit Purchase Plan and Performance Unit Plan

The Company maintains a member unit purchase plan and a performance unit plan for the benefit of its officers and key employees. The plans are administered by a committee that has the discretionary authority to issue member units to eligible employees. The member units are valued under both plans in accordance with a formula value as defined in the Unit Purchase Agreement, which is a valuation model based on the Company’s 12-month trailing performance.

The purpose of the member unit purchase plan is to encourage ownership in the Company by its senior executives, to at times award units to new executives, and to reward performance as an enhancement to cash compensation. All member units are fully vested upon issuance, but in certain cases units are subject to a clawback provision, which places the obligation on the unit holder to surrender a portion of the member units if their employment with the Company is terminated before a specified period, typically three years. The total

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6.	Non-Qualified Unit Purchase Plan and Performance Unit Plan (Continued)

fair value of member units issued during the years ended December 31, 2009, 2008, and 2007 was $34,000, $823,000 and $2,058,000, respectively. Total compensation expense related to the plans was $827,370, $1,071,313 and $1,133,705 for the years ended December 31, 2009, 2008, and 2007, respectively.

A summary of the status of the Company’s member units subject to the clawback provisions as of December 31, 2009, and changes during the year ended December 31, 2009, is presented below:

		Weighted-
		Average
	Member	Grant-Date
Member Units Subject to Clawback	Units	Fair Value

Member units subject to clawback at December 31, 2008	57,157	$37.43
Granted	923	36.91
Expiration of clawback provisions	(35,095)	32.31
Forfeited	(1,000)	52.67

Member units subject to clawback at December 31, 2009	21,985	$44.88

As of December 31, 2009, there was approximately $990,000 of unrecognized compensation expense related to member units subject to clawback provisions granted under the plan. This expense is expected to be recognized over a weighted-average period of 1.3 years.

The purpose of the performance unit plan is to reward executive performance with any potential increase in the fair value of the Company over the fair value at the date of the performance unit issuance. Performance units generally vest over a three-year period. The value of a performance unit is limited to the excess value, if any, of the fair value over the value at the date of issue. Compensation expense (income) recorded under the plan for the years ended December 31, 2009, 2008, and 2007 was ($78,605), $123,638, and $0, respectively. Total performance units outstanding at December 31, 2009 was 122,073.

A summary of the Company’s non-vested performance units as of December 31, 2009, and changes during the year ended December 31, 2009, is presented below:

		Weighted-
		Average
		Grant-Date
Performance Units	Units	Fair Value

Total non-vested units at December 31, 2008	46,106	$40.89
Granted	71,830	35.00
Vested	(16,687)	39.52
Forfeited	(1,100)	35.00

Total non-vested units at December 31, 2009	100,149	$33.26

The Company’s performance units are measured at fair value and have been classified as a Level 3 liability.

The changes in fair value of the performance units are summarized as follows:

	2009	2008

Balance, beginning of year	$123,638	$—
Unrealized (gains) losses	(78,605)	123,638

Balance, end of year	$45,033	$123,638

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7.	Retirement Plans

The Company sponsors a noncontributory defined benefit cash balance plan covering United States employees who meet certain eligibility requirements. Participants’ accrued benefits are based on account balances maintained for each individual which are credited with additions equal to a percentage of compensation as defined in the plan. Participants’ balances are also credited with interest in accordance with the plan. The Company’s funding policy has been to contribute to the plan the amount actuarially determined necessary to fund the benefit obligation. The Company contributed $0, $1,234,362, and $1,765,567 for the years ended December 31, 2009, 2008, and 2007, respectively. The Company recorded pension expense of $71,393, $733,694, and $1,722,009 for the years ended December 31, 2009, 2008, and 2007, respectively. The plan was frozen effective December 31, 2008. No future benefit accruals will be earned by participants.

The Company (i) recognizes the overfunded or underfunded status of the plan, measured as the difference between plan assets at fair value and the benefit obligation, as an asset or liability in its consolidated balance sheet; (ii) recognizes changes in that funded status in the year in which the changes occur through comprehensive income; (iii) recognizes as a component of other comprehensive income the gains and losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs; and (iv) measures plan assets and obligations as of the date of the employer’s fiscal year end.

The Company uses December 31 as its annual measurement date.

The fair value of the plan’s assets at December 31, 2009, by asset category and fair value hierarchy level, is as follows:

		Quoted Prices in	Significant	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Asset Category	Total	Level 1	Level 2	Level 3

Equities:
Mutual Funds:
International	$148,882	$148,882	$—	$—
Fixed income	1,798,972	1,798,972	—	—
Other	116,423	116,423	—	—
Stocks:
Mid cap	250,440	250,440	—	—
Large cap	94,340	94,340	—	—
Fixed Income:
U.S. government obligations	1,037,413	1,037,413	—	—
Corporate bonds	1,454,639		1,454,639	—
Money market funds	85,856	85,856	—	—

Total	$4,986,965	$3,532,326	$1,454,639	$—

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7.	Retirement Plans (Continued)

The weighted-average asset allocations of the Company’s pension benefits at December 31, 2009 and 2008 was as follows:

	Plan Assets
	2009	2008

Asset Category:
Mutual funds	41%	20%
Stocks	7%	8%
Fixed income	50%	68%
Money market funds	2%	4%

Total	100%	100%

Selected actuarially determined information for the defined benefit plan follows:

	2009	2008

Change in Benefit Obligation
Accumulated benefit obligation, beginning of year	$5,427,348	$4,477,173
Service cost	—	769,444
Interest cost	270,858	212,205
Actuarial cost	(123,433)	156,494
Benefits paid	(18,803)	(187,968)

Benefit obligation at end of year	$5,555,970	$5,427,348

	2009	2008

Change in Plan Assets
Fair value of plan assets at beginning of year	$4,742,407	$4,442,046
Actual return on plan assets	263,361	(746,031)
Company contribution	—	1,234,362
Benefits paid	(18,803)	(187,970)

Fair value of plan assets at end of year	$4,986,965	$4,742,407

	2009	2008

Funded Status
Accumulated benefit obligation at end of year	$(5,555,970)	$(5,427,348)
Fair Value of plan assets at end of year	4,986,965	4,742,407

Underfunded status, amount recognized as a long-term liability on the consolidated balance sheet	$(569,005)	$(684,941)

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7.	Retirement Plans (Continued)

The following expected benefit payments reflect expected future service and payments in the form of monthly annuities. The plan allows a lump sum payment option that has not been included in this projection.

2010	$621,753
2011	570,860
2012	587,986
2013	605,626
2014	623,794
2015-2019	1,338,753

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	2009	2008	2007

Net loss	$1,116,893	$1,304,220	$153,741
Prior service cost (credit)	—	—	—

	$1,116,893	$1,304,220	$153,741

Components of Net Periodic Benefit Cost are as follows:

	2009	2008	2007

Net Periodic Benefit Cost:
Service cost	$—	$769,444	$1,765,567
Interest cost	270,858	212,205	121,818
Expected return on plan assets	(236,611)	(247,955)	(165,376)
Amortization of prior service cost	—	—	—
Amortization of net loss	37,146	—	—

Net periodic benefit cost	$71,393	$733,694	$1,722,009

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	2009	2008	2007

Net (gain) loss	$(187,327)	$1,150,479	$153,741
Prior service cost (credit)	—	—	—
Amortization of prior service cost	—	—	—

Total recognized in other comprehensive income (loss)	$(187,327)	$1,150,479	$153,741

Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(115,934)	$1,884,173	$1,826,558

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year is $29,000.

The assumptions used in the actuarial present value of the projected benefit obligations and to determine net periodic benefit costs were as follows:

	2009	2008	2007

Discount rate	5.00%	4.85%	4.85%
Expected return on assets	5.00%	5.00%	5.00%
Rate of compensation increases	0.00%	0.00%	0.00%

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7.	Retirement Plans (Continued)

The plan’s investment strategy is to invest in a diversified portfolio of equity and fixed-income securities, with the objective of providing long-term growth with conservative investments with characteristics of limited volatility. The long term rate of expected return of 5% is based on the investment mix in the plan.

The Company also sponsors a defined contribution plan (the “Profit Sharing Plan”) whereby U.S. employees meeting the Plan’s eligibility requirements may elect to defer a portion of their compensation into the Plan. The maximum allowable employee deferral is adjusted each year is subject to certain limitations. The Company has no obligation to make any contributions to the Plan. For 2009, 2008 and 2007 the Company made voluntary contributions of $-0- and $285,000 and $230,512, respectively.

In addition, the Company also sponsors a qualified defined contribution discretionary profit sharing plan which covers United States employees meeting certain eligibility requirements. The Company made cash contributions to the plan of $273,500, $242,600 and $626,600 for the years ended December 31, 2009, 2008 and 2007, respectively. Most employees outside of the United States are covered by statutorily required retirement plans. In certain cases the company makes voluntary, discretionary contributions to supplement the mandated minimum funding requirements. The Company complies with the funding requirements in all countries, and has no unfunded future liabilities.

Note 8.	Income Taxes

The Company’s gross deferred tax assets amounted to $4.6 million at December 31, 2009. The entire balance relates to the Company’s foreign subsidiaries’ net operating loss carryforwards. The Company has recorded a full valuation allowance against these deferred tax assets, because it has determined it is more likely than not that they will not be realized in the near term.

Net operating losses by foreign location are as follows:

	At December 31,
	2009	Expiration

United Kingdom	$17,435,711	No expiration
France	1,943,591	No expiration
Switzerland	648,765	2015
Singapore	195,023	No expiration
Hong Kong	1,261,715	No expiration
China	179,990	2014

	$21,664,795

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9.	Enterprise Geographic Concentrations

The Company operates in three principal geographic regions: the Americas, Europe, and Asia Pacific. The revenue, operating income (loss), depreciation and amortization, capital expenditures and assets, by region, for the years ended December 31, are as follows:

	2009	2008	2007

Revenue
Americas	$46,374,844	$69,468,324	$82,829,848
Europe	22,753,379	29,658,797	30,019,538
Asia Pacific	4,732,517	6,588,609	3,778,624

Net revenue before reimbursable expenses	73,860,740	105,715,730	116,628,010
Reimbursable expenses	2,727,182	4,994,766	4,304,209

Total	$76,587,922	$110,710,496	$120,932,219

Operating income (loss)
Americas	$5,854,660	$6,792,642	$7,101,821
Europe	435,142	(6,516,747)	(3,820,073)
Asia Pacific	(628,461)	(350,287)	(959,650)

Total	$5,661,341	$(74,392)	$2,322,098

Depreciation and amortization
Americas	$756,013	$686,278	$551,417
Europe	428,127	447,842	393,450
Asia Pacific	59,414	56,827	19,530

Total	$1,243,554	$1,190,947	$964,397

Capital expenditures
Americas	$126,948	$95,789	$2,337,370
Europe	2,002	553,658	267,985
Asia Pacific	742	30,302	217,145

Total	$129,692	$679,749	$2,822,500

Assets
Americas	$14,763,726	$14,321,942	$16,623,544
Europe	10,309,723	7,312,430	10,865,844
Asia Pacific	2,802,651	1,779,125	1,304,931

Total	$27,876,100	$23,413,497	$28,794,319

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
JUNE 30, 2010 AND DECEMBER 31, 2009

	June 30,	December 31,
	2010	2009

Assets
Current Assets
Cash	$10,206,747	$5,093,700
Accounts receivable, net	21,853,693	15,351,547
Other receivables	650,444	790,975
Prepaid expenses	1,984,462	1,671,510
Other	549,020	550,425

Total current assets	35,244,366	23,458,157
Leasehold Improvements and Equipment, net	3,231,238	3,714,657
Other Assets	1,370,353	703,286

	$39,845,957	$27,876,100

Liabilities, Redeemable Member Units and Members’ Equity (Deficit)
Current Liabilities
Current portion of long-term debt	$1,298,675	$960,742
Line of credit	—	4,660,027
Accounts payable	812,465	647,473
Accrued compensation	24,621,712	13,425,668
Accrued business taxes	1,280,360	1,115,697
Accrued expenses	1,552,021	1,414,786

Total current liabilities	29,565,233	22,224,393

Long-Term Liabilities
Long-term debt, less current maturities	4,253,904	4,240,053
Deferred rent	1,802,548	1,697,122
Pension liability	—	569,005
Mandatorily redeemable member units	1,025,883	628,810
Other	233,118	191,148

Total long-term liabilities	7,315,453	7,326,138

Redeemable Member Units	49,341,429	30,937,827
Members’ Equity (Deficit)	(46,376,158)	(32,612,258)

	$39,845,957	$27,876,100

See Notes to Condensed Consolidated Financial Statements.

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010 AND JUNE 30, 2009

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Net revenue	$29,804,993	$14,549,295	$55,579,718	$30,889,940
Reimbursable expenses	1,004,430	616,654	1,836,331	1,319,896

Total revenue	30,809,423	15,165,949	57,416,049	32,209,836
Operating Expenses
Compensation and benefits	21,653,528	9,764,192	39,278,177	21,666,758
General and administrative	5,494,580	4,365,115	10,620,897	8,740,678
Reimbursable expenses	1,123,521	672,616	1,932,445	1,331,214

	28,271,629	14,801,923	51,831,519	31,738,650

Operating income	2,537,794	364,027	5,584,530	471,186
Interest expense, net	59,816	90,512	140,609	188,151

Income before income taxes	2,477,978	273,515	5,443,921	283,035
Income tax expense	111,332	102,954	220,816	264,633

Net income	$2,366,646	$170,561	$5,223,105	$18,402

Basic income per weighted average member unit
Class E units	$2.59	$0.72	$5.65	$0.08
All other equity units	$2.59	$0.00	$5.65	$0.00
Basic weighted average member units outstanding
Class E units	238,046	238,046	238,046	238,046
All other equity units	643,508	651,996	650,949	660,048
Diluted income per weighted average member unit
Class E units	$2.45	$0.72	$5.36	$0.08
All other equity units	$2.45	$0.00	$5.36	$0.00
Diluted weighted average member units outstanding
Class E units	238,046	238,046	238,046	238,046
All other equity units	693,062	651,996	700,503	660,048

See Notes to Condensed Consolidated Financial Statements.

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND JUNE 30, 2009

	Six Months
	Ended June 30,
	2010	2009

Cash Flows From Operating Activities
Net income	$5,223,105	$18,402
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	577,208	685,844
Loss on equipment disposals	—	29,785
Equity-based compensation	434,510	365,613
Change in fair value of mandatorily redeemable member units	397,073	(248,243)
Changes in operating assets and liabilities:
Accounts receivable	(7,093,089)	(1,717,933)
Accrued compensation	11,361,775	1,362,849
Accrued business taxes	137,580	(63,926)
Accounts payables	173,383	(2,293,391)
Accrued expenses	488,367	(115,519)
Deferred rent	105,426	(311,150)
Pension liability	(569,005)	93,664
Prepaid expenses	(383,395)	(97,819)
Other assets	(577,635)	125,092

Net cash provided by (used in) operating activities	10,275,303	(2,166,732)

Cash Flows From Investing Activities
Purchase of leasehold improvements and equipment	(191,826)	(66,668)

Cash Flows From Financing Activities
Payments on notes payable-redemption of members’ units	(340,254)	(179,845)
Net (payments) proceeds on revolving credit facility	(4,660,027)	1,066,159
Principal payments on note payable-bank	—	(145,020)
Payments received on members’ notes receivable	21,606	—
Payments on convertible promissory notes	(50,000)

Net cash (used in) provided by financing activities	(5,028,675)	741,294

Net increase in cash	5,054,802	(1,492,106)
Effect of foreign currency on cash	58,245	2,403,861
Cash:
Beginning	5,093,700	3,666,370

Ending	$10,206,747	$4,578,125

See Notes to Condensed Consolidated Financial Statements.

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of CTPartners Executive Search LLC, together with its subsidiaries (together “CTPartners” or the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and the requirements of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statement presentation.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ended December 31, 2010.

The balance sheet at December 31, 2009 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

The interim financial statements contained in this report should be read in conjunction with the audited consolidated financial statements and footnotes presented elsewhere in this registration statement.

Note 2.	Pro Forma Information

Unaudited Pro Forma Net Income per Share — Upon the conversion from a limited liability company to a C-corporation (corporation), all of the Company’s outstanding units will automatically convert into shares of common stock. The June 30, 2010 unaudited net income per share, calculated below, assumes an approximate one-to-five unit-to-share ratio upon conversion. The Company’s unaudited pro forma income tax footnote has been prepared as if the Company were taxable as a corporation since its inception. The Company can make no guarantee that a conversion to a corporation will occur.

June 30,
2010

Taxable income	$5,236,099
Income tax	1,174,637
Numerator:
Net income	4,048,468
Denominator:
Weighted average common shares used to compute net income per share	7,400,000

Pro forma net income per share	$0.55

As a consequence of the anticipated conversion to a corporation, the Company will be required to change its tax filings from cash to accrual basis. As of June 30, 2010 the Company anticipated a one-time tax expense of approximately $5.5 million in 2010 as a result of this change.

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2.	Pro Forma Information (Continued)

Unaudited Pro Forma Incomes Taxes — The Company has operated as a limited liability company since 2004. The following pro forma disclosure for the six months ended June 30, 2010 have been prepared as if the Company had been taxable as a corporation. The pro forma income tax expense for the six months ended June 30, 2010 was $1,174,637, which is net of $867,000 for a pro forma deferred tax asset related to the non-deductible portion of bonus expense not paid within two and one-half months after year-end as required by the Internal Revenue Code.

For the
Six Months Ended
June 30, 2010

US income	$3,181,664
Non-US income	2,041,441

Net income	5,223,105
Temporary differences and nondeductible expenses	2,524,218
Utilization of net operating loss carryover	(2,511,224)

Taxable income	5,236,099
Current expense:
Federal tax	1,780,277
State and local tax	261,805

2,042,082
Deferred expense:
Federal	(756,234)
State and local	(111,211)

(867,445)

Total income tax expense	$1,174,637

Unaudited Pro Forma Members’ Equity (Deficit): If the Company converts from a limited liability company to a corporation, all of the member units outstanding will automatically convert into shares of common stock of CTPartners Executive Search, Inc. at an assumed five-to-one conversion ratio. Unaudited pro forma stockholders’ equity (deficit), as adjusted for the assumed conversion of the member units is set forth in the following table:

	June 30, 2010
			Pro Forma
	As	Pro Forma	Stockholders’
	Reported	Adjustments	Equity (Deficit)

Members’ equity (deficit)/stockholders’ equity (deficit)
Common stock	$—	$7,400	$7,400
Additional paid-in capital	—	50,359,912	50,359,912
Accumulated other comprehensive loss	—	(2,588,754)	(2,588,754)
Mandatorily redeemable member units	1,025,883	(1,025,883)	—
Redeemable member units	49,341,429	(49,341,429)	—
Income tax expense	—	(1,174,637)	(1,174,637)
Members’ deficit/accumulated deficit	(46,376,158)	2,588,754	(43,787,404)

Total members’ equity (deficit)/stockholders’ equity (deficit)	$3,991,154	$(1,174,637)	$2,816,517

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3.	Basic and Diluted Earnings Per Unit

Basic and diluted earnings per member unit is presented in conformity with the two-class method. The Class E units contain certain preference items related to income (loss) allocations and distributions. All other member units share in the allocation of income (loss) and distributions equally. Participating member units are allocated their portion of net income (loss) and consist of member units subject to clawback and the mandatorily redeemable member units.

Income allocated to the unit holders in computing basic income per weighted average member unit is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Net income as reported	$2,366,646	$170,561	$5,223,105	$18,402
Less income allocated to other participating member units	86,491	—	198,977	—

Net income used for earnings per share	$2,280,156	$170,561	$5,024,128	$18,402

Class E units
Income	$615,710	$—	$1,345,310	$—
(Losses)	—	—	—	—
Distributions	—	—	—	—
Previously allocated losses		170,561		18,402

	$615,710	$170,561	$1,345,310	$18,402

All other member units
Income	$1,664,445	$—	$3,678,818	$—
(Losses)	—	—	—	—
Distributions	—	—	—	—

	$1,664,445	$—	$3,678,818	$—

Income allocated to the unit holders in computing diluted income per weighted average member unit is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Net income as reported	$2,366,646	$170,561	$5,223,105	$18,402
Less income allocated to other participating member units	82,046	—	188,851	—

Net income used for earnings per share	$2,284,600	$170,561	$5,034,254	$18,402

Class E units
Income	$584,078	$—	$1,276,848	$—
(Losses)	—	—	—	—
Distributions	—	—	—	—
Previously allocated losses		170,561		18,402

	$584,078	$170,561	$1,276,848	$18,402

All other units
Income	$1,700,522	$—	$3,757,406	$—
(Losses)	—	—	—	—
Distributions	—	—	—	—

	$1,700,522	$—	$3,757,406	$—

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 4.	Offering Costs

The Company has incurred approximately $700,000 in costs related to the Company’s initial public offering during the six months ended June 30, 2010. These costs are included in Other Assets on the consolidated balance sheet. These costs will be netted against the proceeds of the initial public offering upon consummation.

Note 5.	Leasehold Improvements and Equipment

The components of the leasehold improvements and equipment as of June 30, 2010 and December 31, 2009 are as follows:

	June 30,	December 31,
	2010	2009

Leasehold improvements	$3,470,078	$3,522,433
Office furniture, fixtures, and equipment	2,152,505	2,201,861
Computer equipment and software	3,256,456	3,182,493

	8,879,039	8,906,787
Accumulated depreciation and amortization	(5,647,801)	(5,192,130)

	$3,231,238	$3,714,657

Depreciation and amortization expense for the three and six months ended June 30, 2010 was $287,057 and $577,208, respectively, and for the three and six months ended June 30, 2009 was $308,280 and $685,844, respectively.

Note 6.	Line of Credit

The Company, under the terms of its revolving credit facility, may borrow an amount equal to the lesser of $10 million or the “Borrowing Base” (the Company’s eligible accounts receivable as defined in the Credit Agreement), with interest calculated at 325 basis points above the LIBOR rate as defined in the revolving credit agreement (the adjusted LIBOR rate), which was 0.35% at June 30, 2010. The balance owed under the revolving credit facility at June 30, 2010 and December 31, 2009, was $0 and $4,660,027, respectively. Additionally, the Company had issued letters of credit related to office lease agreements secured by the Credit Agreement in the amounts of $3,008,000 as of June 30, 2010 and December 31, 2009. Available borrowings under the revolving credit facility were approximately $6,990,000 at June 30, 2010.

Note 7.	Non-Qualified Unit Purchase Plan and Performance Unit Plan

The Company maintains a member unit purchase plan and a performance unit plan for the benefit of its officers and key employees. The plans are administered by a committee that has the discretionary authority to issue member units to eligible employees. The member units are valued under both plans in accordance with a formula as defined in the Unit Purchase Agreement, which is a valuation model based on the Company’s 12-month trailing performance.

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7.	Non-Qualified Unit Purchase Plan and Performance Unit Plan (Continued)

A summary of the status of the Company’s member units subject to clawback provisions for the six month period ending June 30, 2010, is presented below:

		Weighted-
		Average
		Grant-Date
Member Units Subject to Clawback	Units	Fair Value

Member units subject to clawback at December 31, 2009	21,985	$44.88
Granted	—	—
Expiration of clawback provisions	(10,360)	30.57
Forfeited	—	—

Member units subject to clawback at June 30, 2010	11,625	$49.53

As of June 30, 2010, there was approximately $576,000 of unrecognized compensation expense related to member units subject to clawback provisions granted under the plan. This expense is expected to be recognized over a weighted-average period of 1.3 years.

The total fair value of member units issued during the six months ended June 30, 2010 and 2009, was $96,923 and $369 respectively. Total compensation expense related to the plan for the three and six months ended June 30, 2010 was $208,284 and $434,510, respectively. Total compensation expense for the three and six month period ending June 30, 2009 was $206,843 and $365,613, respectively.

The purpose of the performance unit plan is to reward executive performance with any potential increase in the fair value of the Company over the fair value at the date of the performance unit issuance. Units generally vest over a three-year period. The value of a performance unit is limited to the excess value, if any, of the fair value over the value at the date of issue.

A summary of the Company’s non-vested performance units for the six months ended June 30, 2010, is presented below:

		Weighted-
		Average
		Grant-Date
Performance Units	Units	Fair Value

Total non-vested units at December 31, 2009	100,149	$33.26
Granted	29,100	30.28
Vested	(17,968)	39.46
Forfeited	—	—

Total non-vested units at June 30, 2010	111,281	$34.82

Compensation expense recorded under the plan for the three and six months ended June 30, 2010 was $306,468 and $612,936 respectively. There was no compensation expense recorded under the plan for the three and six months ended June 30, 2009.

The change in fair value of the performance units are summarized as follows:

Balance at December 31, 2009	$45,033
Unrealized losses	306,468

Balance at March 31, 2010	351,501
Unrealized losses	306,468

Balance at June 30, 2010	$657,969

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 8.	Mandatorily Redeemable Member Units and Redeemable Member Units

The Company has reflected those member units with mandatory redemption features as a long-term liability and the member units with a redemption option as redeemable member units on its consolidated balances sheets. The change in fair value for those member units with mandatory redemption features are included in compensation and benefits in the consolidated statements of operations. The change in fair value for the member units with a redemption option are included as a component of members’ equity (deficit).

As of June 30, 2010 and December 31, 2009, the liability for mandatorily redeemable member units was $1,025,883 and $628,810 respectively. The expense included in compensation and benefits in the consolidated statements of operations for the three and six months period ended June 30, 2010 was $198,536 and $397,073, respectively. The credit for the three and six month periods ended June 30, 2009 was ($124,121) and ($248,243), respectively.

The change in fair value of the mandatorily redeemable member units are summarized as follows:

Balance at December 31, 2009	$628,810
Unrealized losses	198,536

Balance at March 31, 2010	827,346
Unrealized losses	198,537

Balance at June 30, 2010	$1,025,883

As of June 30, 2010 and December 31, 2009, the fair value of the redeemable member units was $49,341,429 and $30,937,827, respectively. The increase in the fair value, included as a component of members’ equity (deficit), for the three and six months ended June 30, 2010 was $8,428,862 and $18,403,602, respectively. The decrease in the fair value for the three and six months ended June 30, 2009 was $(6,421,917) and $(12,591,735), respectively.

Note 9.	Defined Benefit Cash Balance Plan

The Company fully funded its defined benefit cash balance plan during the six-months ended June 30, 2010. Total contributions to the plan were $650,000 for the six months ended June 30, 2010. The Company did not make any contributions for the six months ended June 30, 2009.

CTPARTNERS EXECUTIVE SEARCH LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 10.	Enterprise Geographic Concentrations

The Company operates in three principal geographic regions: the Americas, Europe, and Asia Pacific. The revenue, operating income (loss), depreciation and amortization, and capital expenditures, by region, for the three and six months period ended June 30, 2010 and 2009 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue:
Americas	$16,902,510	$9,634,558	$33,157,468	$21,124,655
Europe	9,421,878	3,900,191	15,426,388	7,797,501
Asia Pacific	3,480,605	1,014,546	6,995,862	1,967,784

Net revenue before reimbursements	29,804,993	14,549,295	55,579,718	30,889,940
Reimbursements	1,004,430	616,654	1,836,331	1,319,896

Total regions	$30,809,423	$15,165,949	$57,416,049	$32,209,836

Operating income (loss):
Americas	1,474,718	352,420	3,572,385	15,629,629
Europe	580,969	311,570	672,628	(7,072,461)
Asia Pacific	482,108	(299,963)	1,339,517	(8,085,982)

Total	$2,537,794	$364,027	$5,584,530	$471,186

Depreciation and amortization:
Americas	166,607	203,558	336,467	475,994
Europe	92,186	90,274	189,977	180,607
Asia Pacific	28,264	14,447	50,764	29,244

Total	$287,057	$308,280	$577,208	$685,844

Capital Expenditures:
Americas	60,857	6,257	66,174	66,668
Europe	6,438	—	6,438	—
Asia Pacific	26,561	—	119,214	—

Total	$93,855	$6,257	$191,826	$66,668

Identifiable assets by geographic concentrations are as follows:

	June 30, 2010	December 31, 2009

Identifiable assets:
Americas	$21,234,282	$14,763,726
Europe	11,762,733	10,309,723
Asia Pacific	6,848,942	2,802,651

Total regions	$39,845,957	$27,876,100

[*] Shares of Common Stock

Prospectus
Dated          , 2010

William Blair & Company	C.L. King & Associates

Through and including          , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses other than the underwriting discounts, payable by the registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee.

Securities and Exchange Commission Registration Fee	$2,460
Financial Industry Regulatory Authority Filing Fee	$3,950
NYSE Amex Equities stock exchange Listing Fee	$ *
Legal Fees and Expenses	$ *
Printing Expenses	$ *
Blue Sky Fees	$ *
Transfer Agent Fees	$ *
Accounting Fees and Expenses	$ *
Miscellaneous	$ *
Total	$ *

* To be provided by amendment

ITEM 14.	Indemnification of Officers and Directors

Section 145(a) of the Delaware General Corporation Law (“DGCL”) provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized by Section 145 of the DGCL.

Section 145(e) of the DGCL further provides that such expenses (including attorneys’ fees) incurred by former directors and officers or other employees or agents of the corporation may be so paid upon such terms and conditions as the corporation deems appropriate.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Our bylaws that will be in effect upon the completion of this offering will provide that we will indemnify, to the fullest extent permitted by the DGCL, any person who was or is made or is threatened to be made a party or is involved in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Our bylaws that will be in effect upon completion of this offering will further provide for the advancement of expenses to each of our officers and directors.

Our certificate of incorporation that will be in effect upon completion of this offering will provide that, to the fullest extent permitted by the DGCL, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the DGCL, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or

•	for any transaction from which the director derived an improper personal benefit.

We also intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the DGCL or the provisions of our certificate of incorporation or bylaws.

In connection with the sale of common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our certificate of incorporation or bylaws.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

ITEM 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since July 1, 2007:

1.	On January 1, 2007, we issued an aggregate of 25,000 performance units to executive search consultants pursuant to our performance unit plan, which was terminated prior to the effectiveness of this registration statement. The performance unit plan worked much like a phantom stock plan, in that units were granted to participants with a value equal to the value of our member units at the date of grant and are cashed out at a price equal to the value of our member units at the time such units are re-purchased by the Company.

Therefore, the participant only received the increase in value from the date of grant to the date of purchase. The grants made in 2007 were made with a grant price of $29.06 per member unit. The grants were exempt from registration pursuant to Rule 701 under the Securities Act or pursuant to Section 4(2) under the Securities Act.

2.	On January 1, 2008, we issued an aggregate of 35,850 performance units to executive search consultants pursuant to our performance unit plan, which was terminated prior to the effectiveness of this registration statement. The grants made in 2008 were made with a grant price of $44.94 per member unit. The grants were exempt from registration pursuant to Rule 701 under the Securities Act or pursuant to Section 4(2) under the Securities Act.

3.	On July 1, 2009, we issued an aggregate of 71,830 performance units to executive search consultants pursuant to our performance unit plan, which was terminated prior to the effectiveness of this registration statement. The grants made in 2009 were made with a grant price of $35.00 per member unit. The grants were exempt from registration pursuant to Rule 701 under the Securities Act or pursuant to Section 4(2) under the Securities Act.

4.	On March 1, 2010, we issued an aggregate of 29,100 performance units to executive search consultants pursuant to our performance unit plan, which was terminated prior to the effectiveness of this registration statement prior to the effectiveness of this registration statement. The grants made in 2010 were made with a grant price of $30.28 per member unit. The grants were exempt from registration pursuant to Rule 701 under the Securities Act or pursuant to Section 4(2) under the Securities Act.

5.	On April 1, 2010, we granted an executive search consultant 3,000 member units. The units are subject to a three-year clawback and were made as part of renegotiating the compensation package for one of our executive search consultants. This grant was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, or pursuant to Rule 701 under the Securities Act.

6.	On April 1, 2010, we granted an executive search consultant 7,086 member units. The units are subject to a three-year clawback and were made as part of an offer of employment for an executive search consultant. This grant was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, or pursuant to Rule 701 under the Securities Act.

7.	On January 18, 2010, we granted an executive search consultant 1,500 member units. The units are subject to a three-year clawback and were made as part of an offer of employment for an executive search consultant. This grant was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, or pursuant to Rule 701 under the Securities Act.

8.	On January 6, 2010, we granted an executive search consultant 1,000 member units. The units are subject to a three-year clawback and were made as part of an offer of employment for an executive search consultant. This grant was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, or pursuant to Rule 701 under the Securities Act.

9.	On September 9, 2009, we granted an executive search consultant 3,000 member units. The units are subject to a three-year clawback and were made as part of an offer of employment for an executive search consultant. This grant was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, or pursuant to Rule 701 under the Securities Act.

10.	On July 20, 2009, we granted an executive search consultant 3,000 member units. The units are subject to a three-year clawback and were made as part of an offer of employment for an executive search consultant. This grant was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, or pursuant to Rule 701 under the Securities Act.

11.	On July 20, 2009, we granted an executive search consultant 3,500 member units. The units are subject to a three-year clawback and were made as part of an offer of employment for an executive search consultant. This grant was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, or pursuant to Rule 701 under the Securities Act.

12.	On May 28, 2009, we granted an executive search consultant 5,000 member units. The units are subject to a three-year clawback and were made as part of an offer of employment for an executive search consultant. This grant was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, or pursuant to Rule 701 under the Securities Act.

13.	On May 11, 2009, we granted an executive search consultant 2,500 member units. The units are subject to a three-year clawback and were made as part of an offer of employment for an executive search consultant. This grant was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, or pursuant to Rule 701 under the Securities Act.

14.	On June 16, 2008, we entered into identical convertible promissory notes with 27 partners of CT Partners Executive Search LLC, pursuant to which we raised $2.5 million. The notes paid interest at a fixed rate of 5% per year. The notes can be prepaid at any time, provided that the holder of the note has the right to convert the note to equity in the event that we give notice of our intent to prepay. The convertible notes were issued to accredited investors pursuant to Regulation D under the Securities Act.

15.	On October 1, 2008, we granted an executive search consultant 2,750 member units. The units are subject to a three-year clawback and were made as part of an offer of employment for an executive search consultant. This grant was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, or pursuant to Rule 701 under the Securities Act.

16.	On July 1, 2008, we granted an executive search consultant 3,500 member units. The units are subject to a three-year clawback and were made as part of an offer of employment for an executive search consultant. This grant was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, or pursuant to Rule 701 under the Securities Act.

ITEM 16.	Exhibits

Exhibit
No.	Description of Document

1.1	Form of Underwriting Agreement*
2.1	Form of Plan of Conversion of CTPartners Executive Search LLC into CTPartners Executive Search Inc.*
3.1	Form of Certificate of Incorporation of CTPartners Executive Search Inc., to be in effect upon completion of the offering*

Exhibit
No.		Description of Document

3.2		Form of Bylaws of CTPartners Executive Search Inc., to be in effect upon completion of the offering*
4.1		Form of CTPartners Executive Search Inc. Common Stock Certificate*
5.1		Opinion of Ulmer & Berne LLP*
10.1		Form of Indemnification Agreement, by and between CTPartners Executive Search Inc. and each of its Directors and Executive Officers*
10.2		Employment Agreement with Brian M. Sullivan dated September 1, 2010*
10.3		Employment Agreement with David C. Nocifora dated September 1, 2010*
10	.4.	Form of 2010 equity incentive plan of CTPartners Executive Search Inc. to be in effect upon effectiveness of conversion*
10.5		Amended and Restated Credit and Security Agreement by and between JPMorgan Chase Bank, NA and Christian & Timbers LLC dated October 17, 2006*
10.6		Revised Letter of Agreement (Affiliation and License Agreement) between CTPartners Executive Search LLC and HS Andean Holding Corporation dated April 26, 2007
16		Letter re Change in Certifying Accountant*
21		List of Subsidiaries
23.1		Consent of Ulmer & Berne LLP (included in Exhibit 5.01)*
23.2		Consent of Independent Registered Public Accounting Firm, McGladrey & Pullen, LLP
99.1		Consent of Director Designee, Scott M. Birnbaum
99.2		Consent of Director Designee, Michael C. Feiner
99.3		Consent of Director Designee, Thomas R. Testwuide, Sr.

* To be filed by amendment.

ITEM 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes as follows:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, CTPartners Executive Search LLC has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Cleveland, Ohio on September 3, 2010.

CTPartners Executive Search LLC

By:	/s/ David C. Nocifora
Name:     David C. Nocifora
Title:     Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Name	Title	Date

/s/ Brian M. Sullivan Brian M. Sullivan	Chief Executive Officer and Member of the Board of Managers (Principal Executive Officer)	September 3, 2010

/s/ David C. Nocifora David C. Nocifora	Chief Operating and Chief Financial Officer and Member of the Board of Managers (Principal Accounting Officer)	September 3, 2010

EXHIBIT INDEX

Exhibit
No.		Description of Document

1.1		Form of Underwriting Agreement*
2.1		Form of Plan of Conversion of CTPartners Executive Search LLC into CTPartners Executive Search Inc.*
3.1		Form of Certificate of Incorporation of CTPartners Executive Search Inc., to be in effect upon completion of the offering*
3.2		Form of Bylaws of CTPartners Executive Search Inc., to be in effect upon completion of the offering*
4.1		Form of CTPartners Executive Search Inc. Common Stock Certificate*
5.1		Opinion of Ulmer & Berne LLP*
10.1		Form of Indemnification Agreement, by and between CTPartners Executive Search Inc. and each of its Directors and Executive Officers*
10.2		Employment Agreement with Brian M. Sullivan dated September 1, 2010*
10.3		Employment Agreement with David C. Nocifora dated September 1, 2010*
10	.4.	Form of 2010 equity incentive plan of CTPartners Executive Search Inc. to be in effect upon effectiveness of conversion*
10.5		Amended and Restated Credit and Security Agreement by and between JPMorgan Chase Bank, NA and Christian & Timbers LLC dated October 17, 2006*
10.6		Revised Letter of Agreement (Affiliation and License Agreement) between CTPartners Executive Search LLC and HS Andean Holding Corporation dated April 26, 2007
16		Letter re Change in Certifying Accountant*
21		List of Subsidiaries
23.1		Consent of Ulmer & Berne LLP (included in Exhibit 5.01)*
23.2		Consent of Independent Registered Public Accounting Firm, McGladrey & Pullen, LLP
99.1		Consent of Director Designee, Scott M. Birnbaum
99.2		Consent of Director Designee, Michael C. Feiner
99.3		Consent of Director Designee, Thomas R. Testwuide, Sr.

* To be filed by amendment.

S-1